As filed with the Securities and Exchange Commission on November 3, 2005

Registration No. 333-127173

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 4

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Harry & David Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5990	20-0884389
(State of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2500 South Pacific Highway

Medford, Oregon 97501

(541) 864-2362

(Address including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen V. O’Connell

Chief Financial Officer

Harry & David Holdings, Inc.

2500 South Pacific Highway

Medford, Oregon 97501

(541) 864-2362

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Joseph A. Adams, Esq. Meredith Berkowitz, Esq. Christopher M. Kelly, Esq. Jones Day 222 East 41st Street New York, New York 10017 (212) 326-3939	Robert E. Bluth, Esq. Senior Vice President, General Counsel and Secretary Harry & David Holdings, Inc. 2500 South Pacific Highway Medford, Oregon 97501 (541) 864-2362	Kris F. Heinzelman, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Prospectus

(Subject to completion, dated November 3, 2005)

                    Shares

Harry & David Holdings, Inc.

Common Stock

This is the initial public offering of our common stock. Prior to this offering there has been no public market for the shares of our common stock. We are offering              shares of our common stock and the selling stockholders are offering              shares of our common stock. We will not receive any of the proceeds from the shares of our common stock sold by the selling stockholders. It is currently estimated that the initial public offering price per share will be between $13 and $15. We will apply to list our common stock on the New York Stock Exchange under the symbol “HND”.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling stockholders	$	$

The underwriters may also purchase up to an additional              shares of our common stock at the initial public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus. Of these additional shares,              will be sold by us and              will be sold by the selling stockholders.

The underwriters expect to deliver the shares to purchasers on or about                     , 2005.

UBS Investment Bank	Banc of America Securities LLC

Calyon Securities (USA) Inc.

                    , 2005

BOO!

Any day can be a celebration℠

MOOSE MUNCH
MOOSE MUNCH

Harry and David

We have not authorized anyone to provide you any information other than the information contained in this prospectus. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or any sale of the common stock.

Until                     , 2005 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

MARKET AND INDUSTRY DATA

Market and industry data, U.S. Census data and forecasts used throughout this prospectus are based on the most recently available independent industry and government publications, reports by market research firms or other published independent sources, including: Packaged Facts; Forrester Research; Shop.org; Unity Marketing; the U.S. Census Bureau; Harris Interactive; and the National Association for the Specialty Food Trade. Some of the data, statistical information and forecasts are also based on our good faith estimates, which are derived from our review of internal surveys, as well as other independent sources and publicly available information.

TRADEMARKS

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. Our service marks and trademarks used in this prospectus include: Harry and David® and Jackson & Perkins®; Royal Riviera® pears; Fruit-of-the-Month Club®; Tower of Treats®; Moose Munch®; Baskets by YouSM; Royal Chocolates®; J&P® roses; Simplicity® roses; Ronald Reagan® roses; and Princess Diana® roses. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder. Use or display by us of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship by us of, the trademark, trade name or service mark owner.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in more detail in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully before investing in our common stock.

Our fiscal year has historically ended on the last Saturday of March of each year. Our fiscal quarters have historically ended on the last Saturday in each of June, September, December and March and are generally thirteen weeks in length. Effective June 2005, we changed our fiscal year end to the last Saturday of June of each year with corresponding changes to each of our fiscal quarters. In this prospectus, when we refer to fiscal 2005, we are referring to twelve months ended June 25, 2005 and when we refer to any fiscal year prior to fiscal 2005, we are referring to the twelve months ended on the last Saturday of March of that year. In this prospectus, we sometimes refer to the fourth calendar quarter as the “holiday selling season.” In this prospectus, we sometimes compare information from fiscal 2005, which ended in June, to fiscal 2004 and earlier periods, which ended in March. The change in fiscal year end for fiscal 2005 from March 26, 2005 to June 25, 2005 did not result in any material changes to the results of operations for the respective March 2005 and June 2005 fiscal years. As such, we believe that the comparisons for fiscal 2005 to earlier fiscal years are fair and accurate comparisons.

Our Company

We are a leading multi-channel specialty retailer and producer of branded premium gift-quality fruit and gourmet food products and other gifts marketed under the Harry and David® brand, and premium rose plants, horticultural products and gifts, and other premium home and garden décor products marketed under the Jackson & Perkins® brand, based on net sales. Our signature Harry and David® products include our flagship Royal Riviera® pears and our Fruit-of-the-Month Club®, and our signature Jackson & Perkins® products include our award-winning premium hybrid roses, as well as our patented and exclusive roses. Our Harry and David® and Jackson & Perkins® brands, established 71 years and 133 years ago, respectively, are among the most recognized and distinctive brand names in U.S. direct marketing, and, we believe, are synonymous with high quality products and outstanding customer service. In fiscal 2005, we generated net sales of $566.3 million, an increase of 8.4% over the prior fiscal year.

We market our products through multiple channels, including direct mail, the Internet, business-to-business and consumer telemarketing, as well as our Harry and David retail stores and wholesale distribution through select retailers. We grow, manufacture, design or package products that account for the significant majority of our sales annually, which enables us to efficiently manage our costs, quality assurance, manufacturing flexibility, and inventory.

We have been able to expand our marketing channels and grow our net sales virtually every year over the past three decades, including through several economic cycles. We have done so by focusing on the strength and unique positioning of our brands, our strong customer loyalty and our proprietary database of over 47 million customers, gift recipients and inquiries, as described in more detail under “Business—Our Growth Strategy.”

Harry and David®

Founded in 1886 as Bear Creek Orchards and launched as a direct marketing brand in 1934, Harry and David today grows, manufactures, designs, packages and markets our Harry and David® products through multiple channels as follows:

Harry and David Direct Marketing.  Direct marketing operations, which accounted for 62% of fiscal 2005 net sales, include our Harry and David catalog, the Internet and our business-to-business and consumer telemarketing channels. Based on our internal evaluations and customer surveys, we believe that our direct marketing efforts contributed to record annual Harry and David direct marketing sales in fiscal 2005 of $349.6 million, an increase of 11.3% over fiscal 2004, and our highest annual sales growth for the holiday selling season since 2001.

Our catalogs are our primary marketing tool for both existing and new customers and generate the majority of our orders and sales in each of our direct marketing channels. We circulated approximately 94 million Harry and David catalogs in fiscal 2005, an increase of approximately 8% over the prior fiscal year. Our catalog business accounted for 29% of fiscal 2005 net sales.

The Internet, which provides a growing and complementary channel to our catalog business, accounted for nearly 40% of our fiscal 2005 direct marketing orders. Our Internet business accounted for 17% of fiscal 2005 net sales.

Our business-to-business direct marketing channel, which accounted for 16% of fiscal 2005 net sales, focuses on selling our products to businesses and working with our corporate customers to develop effective corporate gift-giving, incentive and consumer promotional programs.

Harry and David Stores.  In 1993, we launched the Harry and David stores division and opened our flagship Country Village store near our headquarters in Medford, Oregon in 1994. As of June 25, 2005, in addition to our Country Village store, we operated 83 outlet stores and 52 specialty stores throughout the United States. Our stores serve as a platform for capturing consumer demand for year-round gifts, self-consumption and entertaining needs through an expanded assortment of products beyond our core holiday and seasonal gift selections. We have experienced positive comparable store sales for the last 21 consecutive months, through August 2005. For fiscal 2005, net sales for Harry and David stores, which accounted for 23% of fiscal 2005 net sales, were $130.0 million, an increase of 8.3% compared to fiscal 2004, and a comparable store sales increase of 8.7% compared to fiscal 2004. Comparable store sales are adjusted for the $6.3 million sales generated by stores closed in fiscal 2005.

Harry and David Wholesale.  We launched the Harry and David wholesale division in 2001 to further expand our consumer reach. Products sold in the wholesale channel are packaged specifically for this channel and include chocolates and confections and non-fruit gifts. We focus primarily on building relationships with select retailers who are leaders in their respective classes of trade, as described in more detail under “Business—Harry and David®,” and who provide access to a large number of consumers. These relationships provide us with significant opportunities for growth and enable us to utilize our production capabilities during non-peak seasons.

Jackson & Perkins®

Jackson & Perkins was founded in 1872 and we acquired the business in 1966. Jackson & Perkins is the nation’s largest grower and marketer of premium rose plants with nearly 250 registered patents. Jackson & Perkins® products are sold through direct marketing and wholesale distribution channels. For fiscal 2005, net sales for Jackson & Perkins were $75.5 million, which represented 13% of fiscal 2005 net sales.

Jackson & Perkins Direct Marketing.  Catalogs are the primary marketing tool for Jackson & Perkins, and, in fiscal 2005, Jackson & Perkins circulated approximately 24 million catalogs. The Internet provides a complementary channel to Jackson & Perkins’ catalog operations.

Jackson & Perkins Wholesale.  The Jackson & Perkins wholesale business serves customers such as garden centers (both independent members and buying cooperatives), home improvement stores and resellers of our premium rose plants and other horticultural products. Jackson & Perkins wholesale also receives royalty revenue generated by licensing patented roses to other growers for resale.

Our Competitive Strengths

Well-Positioned Premium Brands with Broad Appeal.  The Harry and David® and Jackson & Perkins® premium brands are among the most recognized names in U.S. direct marketing. According to a survey conducted by Harris Interactive, nearly 60% of Americans with income over $75,000, our target market, are aware of the Harry and David® brand.

Loyal Customer Base with Attractive Demographics.  We have a loyal customer base with approximately 70% of Harry and David® direct marketing net sales having been generated by repeat purchasers during the last 10 years. Our typical individual customers tend to be affluent, well-educated, discerning and brand-responsive women. Both our individual and corporate customers tend to place larger-than-industry-average orders and have a high propensity to repurchase.

Proprietary and Diverse Product Offerings.  We focus on offering distinctive and premium foods, gifts and horticulture products, specializing in “best-in-class” and “hard-to-find” products such as our Royal Riviera® pears (the Comice variety) and our nearly 250 patented varieties of Jackson & Perkins® award-winning hybrid roses. Moreover, each season we introduce new or refreshed products across all channels in order to attract new and repeat customers.

Vertical Integration.  We grow, manufacture, design or package products that account for a significant majority of our sales. We believe that our vertical integration allows us to maintain a high degree of control over product quality, generally lowers our product sourcing costs and allows us to optimally adjust the assortment of products we offer and our product inventory levels quickly to respond to changes in customer demand.

High Barriers to Entry.  We believe that our vertically integrated operations, proprietary database and substantial and scalable infrastructure combined with the strength of our brands, customer loyalty, signature products, expertise in producing and delivering perishable items and marketing create high barriers to entry, as these attributes would be very costly and time consuming for a competitor to replicate.

Our Growth Strategy

We intend to grow each of our businesses profitably by continuing to execute the following growth strategies:

Promote Our Premium Brands.  We intend to increase our investment in our premium brands to promote a consistent brand message and enhance the customer’s experience across all of our channels through further new product development, broader catalog circulation, enhanced packaging and product merchandising and expansion of our Internet presence.

Expand Catalog Initiatives.  We plan to continue to expand the assortment of products we offer, increase the number of pages in our catalogs and increase the frequency and timeliness of customer mailings. We also plan to increase catalog circulation to prospective gift recipients and consumer and business lists to generate new customers.

Increase Internet Sales.  We intend to use the broad appeal and easy access of the Internet to increase our market share of last minute gift giving sales and enhance our brand awareness. We intend to accomplish this by expanding our Internet joint marketing agreements and the frequency and form of our email communications.

Grow Business-to-Business Sales.  We intend to promote and grow business-to-business sales by focusing on customized corporate catalogs and websites, increasing our dedicated direct sales force and increasing catalog circulation to business customers and lists.

Capitalize on Proprietary Database.  We intend to continue to use information from our proprietary database to target specific existing and potential new customers, customize catalog content pages and product assortments, and identify prospective product line extensions. Additionally, we plan to continue to extrapolate relevant information from our database to drive store traffic and increase cross channel sales.

Increase Store Sales per Square Foot.  We intend to increase the sales and productivity of our Harry and David® stores by expanding our store product offerings, enhancing in-store creative merchandising and optimizing our store portfolio. We are also upgrading selected specialty stores to test a new interior design intended to improve store layout and product presentation, increase store traffic and increase the number of browsing customers converted to purchasing customers.

Broaden Reach of Harry and David® Wholesale.  We intend to grow our wholesale business by continuing to develop relationships with retailers who are leaders in their respective classes of trade who provide access to a large number of consumers, many of whom are attractive prospective Harry and David customers. We also plan to increase the range of proprietary products sold in this channel.

Increase Jackson & Perkins Profitability.  We intend to grow the sales and profitability of Jackson & Perkins by focusing on and investing in brand promotion for Jackson & Perkins’ direct marketing, and expanding its successful gift business. We intend to continue to grow Jackson & Perkins’ wholesale business through enhanced marketing strategies and rose growing practices.

The 2004 Acquisition and Related Financings

We were formed in March 2004 by Wasserstein Partners, LP and certain of its affiliates, or Wasserstein, and Highfields Capital Management and its affiliates, or Highfields, for the purpose of completing the acquisition of Harry and David Operations Corp. On June 17, 2004, we purchased all of the outstanding shares of common stock of Harry & David Operations Corp. (formerly known as Bear Creek Corporation), from Yamanouchi Consumer Inc., or YCI. The aggregate consideration for the acquisition was approximately $252.9 million, including fees and expenses. For more information about the acquisition and how it was financed, see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Impact of the 2004 Acquisition and Related Financings.”

Additional Information

Our principal executive offices are located at 2500 South Pacific Highway, Medford, Oregon 97501, and our telephone number is (541) 864-2362. We also maintain a website at www.bco.com. However, the information on our website is not a part of this prospectus and you should not rely on that information when making a decision to purchase shares of our common stock.

The Offering

Common stock offered by us	shares.

Common stock offered by the selling stockholders	shares.

Total common stock offered in this offering	shares.

Common stock outstanding after this offering	shares.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million. We intend to use the net proceeds to repay debt, for general corporate purposes and to pay to Wasserstein and Highfields a one-time fee relating to the termination of our existing management agreement. See “Use of Proceeds.” We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

Proposed New York Stock Exchange symbol	“HND”.

The number of shares of our common stock outstanding after this offering is based on              shares outstanding as of June 25, 2005, on a pro forma basis after giving effect to a             -for-one stock split that we intend to effect prior to completing this offering. The number of shares of our common stock to be outstanding immediately after this offering excludes              shares of our common stock issuable upon exercise of options outstanding as of June 25, 2005, with a weighted average exercise price of              per share,              of which were exercisable as of that date.

Unless we specifically state otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional shares and assumes that the             -for-one stock split has been completed. See “Underwriting.”

We are subject to certain rules and regulations of the Department of the Interior’s Bureau of Reclamation, or BOR. Under these rules and regulations, stockholders who become beneficial owners of 1% or more of our common stock would be attributed ownership of acreage in excess of 40 acres, which would require the stockholder to make certain annual and change of control filings with the BOR. A stockholder who fails to file the required forms can be fined $200 per form, per irrigation district, up to a maximum of $2,400. Failure by any stockholder to comply with all applicable requirements can also result in our losing access to all federal reclamation water. While we pursue legislative relief to buy out of the water districts, which would eliminate the filing requirements, we have entered into a settlement agreement with the BOR, which exempts our existing stockholders and non-controlling stockholders from the filing requirements. This settlement is only in effect through March 2007. If we do not obtain appropriate legislative relief by that time, we would need to seek an extension or find an alternative solution. You should carefully consider this information in addition to the other information contained in the “Risk Factors” section of this prospectus before you decide to purchase shares of our common stock.

Summary Historical and Pro Forma Consolidated Financial Data

We were formed for the purpose of completing the acquisition of Harry & David Operations Corp. (formerly known as Bear Creek Corporation). Prior to the acquisition, we had substantially no operations. The summary historical consolidated financial data for each of the fiscal years ended March 29, 2003, March 27, 2004 and the period from March 28, 2004 to June 16, 2004 has been derived from, and should be read together with, the audited consolidated financial statements of our predecessor, Harry & David Operations Corp., appearing elsewhere in this prospectus. The summary historical consolidated financial data as of June 26, 2004 and June 25, 2005 and for the period from June 17, 2004 to June 26, 2004 and for the twelve months ended June 25, 2005 has been derived from, and should be read together with, the audited consolidated financial statements of Harry & David Holdings, Inc. appearing elsewhere in this prospectus. The summary historical balance sheet information as of March 29, 2003, March 27, 2004 and June 16, 2004 has been derived from the audited consolidated financial statements of our predecessor, Harry & David Operations Corp., which have not been included in this prospectus.

The audited consolidated financial statements for fiscal 2003 and fiscal 2004 have been restated to comply with recent Securities and Exchange Commission, or SEC, guidance on lease accounting. On February 7, 2005, the Office of the Chief Accountant of the SEC issued a letter to the American Institute of Certified Public Accountants, or AICPA, expressing its views regarding certain operating lease-related accounting issues and their application under U.S. generally accepted accounting principles, or GAAP.

The following discussion is only a summary and should be read in conjunction with “Selected Historical Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

The pro forma interest expense and pro forma loss per share data for fiscal 2005 presented below have been prepared to give pro forma effect to the issuance of the outstanding notes in February 2005, the application of the net proceeds of that offering, this offering and the application of the net proceeds of this offering. The pro forma financial data is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transactions actually been consummated on the dates indicated and do not purport to indicate results as of any future date or for any future period.

	Predecessor			Successor
	Fiscal Year Ended		Period from March 28, 2004 to June 16, 2004	Period from June 17, 2004 to June 26, 2004	Fiscal Year Ended June 25, 2005
	March 29, 2003 (Restated)	March 27, 2004 (Restated)
	(dollars in thousands, except share and per share data)			(dollars in thousands, except share and per share data)
Consolidated Operations Statement Data:
Net sales	$515,131	$522,162	$61,845	$7,664	$566,266
Costs and expenses(1):
Cost of goods sold	289,049	295,706	46,152	5,382	319,776
Selling, general and administrative	205,338	211,951	41,488	4,023	218,277

Operating income (loss)	20,744	14,505	(25,795)	(1,741)	28,213

Other (Income) Expense:
Interest income	(29)	(34)	(8)	(1)	(934)
Interest expense	654	411	21	565	35,351
Loss on investments	1,017	–	–	–	–
Gain on vendor settlement	–	(3,735)	–	–	–
Other (income) expense	216	(1,072)	–	–	(270)

Income (loss) before provision for income taxes	18,886	18,935	(25,808)	(2,305)	(5,934)
Provision (benefit) for income taxes	8,635	8,098	(10,476)	(927)	(1,611)

Net income (loss)(2)	$10,251	$10,837	$(15,332)	$(1,378)	$(4,323)

Net income (loss) per share:
Basic and diluted	$10,251	$10,837	$(15,332)	$(1.38)	$(4.32)

Weighted-average shares used in per share calculations:
Basic and diluted	1,000	1,000	1,000	1,000,000	1,000,000

Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$4,515	$3,702	$3,768	$23,629	$24,854
Working capital(3)	15,047	11,630	13,195	39,692	24,992
Total assets	324,108	306,988	328,299	342,318	346,812
Total liabilities	143,204	115,248	118,635	259,694	367,039

Consolidated Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$22,988	$29,967	$(12,837)	$(1,746)	$31,647
Investing activities	(23,696)	(15,913)	(2,021)	(230,367)	(14,683)
Financing activities	258	(14,867)	13,996	252,902	(15,739)

Other Data:
EBITDA(2)(4)	$36,434	$36,728	$(19,741)	$(1,292)	$44,101
Pro forma interest expense(5)					18,064
Capital expenditures	23,736	15,926	2,037	247	14,683
Depreciation and amortization	16,923	17,416	6,054	449	15,618

(1)	We paid YCI, our former parent company, a fixed percentage of its total costs for each fiscal year as a cash corporate charge. This charge was intended to compensate YCI for various centralized services that YCI provided to us, such as benefit plan design and administration, income tax planning and compliance, information technology, accounting, treasury operations and auditing, and included an allocation of the depreciation and amortization expense associated with the information technology assets we transferred to YCI at the beginning of fiscal 2003, as described in more detail in footnote (2) below. As part of our acquisition of the common stock of Harry & David Operations Corp., YCI transferred the services and assets and the associated personnel described below back to us as described below in footnote (2). However, due to a disproportionate deconsolidation of YCI resulting from the transfer to Harry & David Operations Corp. of certain personnel who previously performed services for both companies, the transferred amounts exceeded historical cost allocations. As a result, the transfer back to us of the personnel and assets (but excluding the non-cash depreciation and amortization expense associated with the information technology assets, which is discussed separately in footnote (2) below) resulted in an increase of $6.7 million in annual expenses beginning in fiscal 2005 over the amount we paid YCI in fiscal 2004 as a cash corporate charge. These incremental stand-alone costs have been offset in their entirety by annual cost savings resulting primarily from a reduction in force that management implemented beginning in August 2004.

The savings from the reduction in force, as well as other de minimus selling, general and administrative savings and reduced ordinary course banking fees, resulted in total cost savings of $8.5 million in fiscal 2005. The one-time cost associated with achieving these cost savings is estimated to be approximately $7.3 million, primarily representing severance incurred in fiscal 2005 and to be incurred in fiscal 2006. We recorded a liability reserve in our balance sheet in that amount as of the date the acquisition of Harry & David Operations Corp. was consummated (June 17, 2004) as discussed in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

(2)	In fiscal 2003 and fiscal 2004, net income and EBITDA included, as part of the cash corporate charge described in footnote (1) above, $9.5 million and $9.6 million, respectively, of a depreciation and amortization expense associated with the information technology assets that we transferred to YCI at the beginning of fiscal 2003 and that were transferred back to us in April 2004. Because this expense was charged to us as part of the cash corporate charge, we recorded the expense in selling, general and administrative expense, even though it reflected an allocation of the depreciation and amortization expense recorded at the YCI level on those assets. In fiscal 2005, because those assets were transferred back to us at the beginning of the fiscal year, we recorded the expense as a depreciation and amortization expense and not as a selling, general and administrative expense. Although net income was not impacted because of the different classification of this expense between fiscal 2003 and fiscal 2004, on the one hand, and fiscal 2005, on the other hand, the different classifications did affect the calculation of EBITDA in each period and EBITDA among the periods or in future periods, may not be comparable.

In connection with the acquisition of Harry and David Operations Corp. by us, we made an assessment of our stores and evaluated them for underperformance. As a result of that evaluation, we closed or are in the process of closing 21 underperforming stores in fiscal 2005 and fiscal 2006. Our results for fiscal 2003, 2004 and 2005, including net income (loss) and EBITDA, include losses of $1.1 million, $1.9 million and $1.1 million, respectively, generated by these stores that have now been, or are in the process of being, closed. Because some of these stores were closed at various points during fiscal 2005, our results in fiscal 2005 may include the results for some of these stores for only a partial year. As a result, fiscal 2005 results may not be comparable to the prior periods. In addition, our historical results may not be indicative of what our future results will be now that these stores have been, or are in the process of being, closed.

In fiscal 2003, net income and EBITDA included:

•	$9.5 million of depreciation and amortization expenses associated with the information technology assets that we transferred to YCI at the beginning of fiscal 2003, as discussed above;

•	$1.1 million of losses related to closed stores, as discussed above;

•	$1.2 million in non-recurring charges, including a $1.0 million charge related to impairments of equity investments in two internet based companies;

•	$0.3 million related to fixed asset impairment charges related to one store location; and

•	$0.4 million relating to severance payments that arose due to a reorganization effected when YCI merged certain of our operational units with those of another YCI subsidiary.

Net income and EBITDA in fiscal 2003 did not include compensation expense of $0.5 million that we would have incurred had our current incentive compensation programs been in effect at that time.

In fiscal 2004, net income and EBITDA included:

•	$9.6 million of depreciation and amortization expenses associated with the information technology assets that we transferred to YCI at the beginning of fiscal 2003 that were transferred back to us in April 2004, as discussed above;

•	$1.9 million of losses related to closed stores, as discussed above;

•	$3.3 million relating to fixed asset impairment charges, including $1.9 million related to seven store locations, $1.2 million relating to terminated capital expenditure projects and an impairment charge of $0.2 million related to certain orchards;

•	$1.1 million in additional inventory reserves resulting from improved inventory turnover reporting as applied to carryover inventory and obsolete product lines;

•	$0.9 million relating to severance payments that arose due to a reorganization effected when YCI merged certain of our operational units with those of another YCI subsidiary;

•	$1.3 million of FAS 88 pension expense related to a reduction in force, primarily at YCI and its affiliates, which triggered higher pension expense; and

•	$4.8 million of other income relating to non-recurring charges, including $3.7 million of income related to the settlement of certain litigation and $1.0 million related to life insurance proceeds from the demutualization of a policy.

Net income and EBITDA in fiscal 2004 did not include compensation expense of $1.4 million that we would have incurred had our current incentive compensation programs been in effect at that time.

In fiscal 2005, net loss and EBITDA included:

•	$1.1 million of losses related to closed stores, as discussed above;

•	$1.9 million of restructuring charges relating to a reduction in force implemented beginning in August 2004 instead of at the beginning of our prior fiscal year in April 2004;

•	$2.2 million of one-time consulting fees associated with evaluating the Harry and David® brand strategy and information technology strategy projects and, to a lesser extent, employee executive recruiting charges;

•	$1.5 million of purchase accounting adjustments reflecting a one-time cash charge incurred primarily due to a step-up in store leaseholds and inventory value associated with the purchase accounting in connection with our acquisition of Harry & David Operations Corp. on June 17, 2004;

•	$0.3 million of other income related to collection of a note receivable written off during fiscal 2002;

•	$0.9 million related to fixed asset impairment charges from a lower rose crop harvest yield associated with a new growing technique; and

•	$1.1 million of fees paid to Wasserstein and Highfields under the management agreement.

Because each of the different items of expense and/or income set forth above are not included in each period presented, net income (loss) and EBITDA for fiscal 2003, fiscal 2004 and fiscal 2005 may not be comparable, and may not be indicative of future results.

(3)	Working capital represents current assets (which includes cash and short-term investments) less current liabilities.

(4)	EBITDA is defined as earnings before net interest expense, income taxes, depreciation and amortization and is computed on a consistent method from quarter to quarter and year to year.

We use EBITDA, in conjunction with GAAP measures such as cash flows from operating activities, cash flows from investing activities and cash flows from financing activities, to assess our liquidity, financial leverage and ability to service our outstanding debt. For example, certain covenants and compliance ratios under our revolving credit facility and the indenture governing the outstanding notes use EBITDA, as further adjusted for certain items as defined in each agreement. If we are not able to comply with these covenants, we may not be able to borrow additional amounts, incur more debt to finance our ongoing operations and working capital or take other actions. In addition, the lenders could accelerate the outstanding amounts, which could materially and adversely affect our liquidity and financial position. The covenants which use EBITDA and the amounts required for compliance with such covenants are described under the section, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Current Borrowing Arrangements.”

We also use EBITDA, in conjunction with the other GAAP measures discussed above, to assess our debt to cash flow leverage, including for planning and forecasting overall expectations and for evaluating actual results against such expectations; to assess our ability to service existing debt and incur new debt; and to measure the rate of capital expenditures and cash outlays from year to year and to assess our ability to fund future capital and non-capital projects. We believe that, like management, debt and equity investors frequently use (and expect to be able to continue to use) EBITDA to compare debt to cash flow leverage among companies.

EBITDA, when used as a liquidity measure, has limitations as an analytical tool. These limitations include:

•	EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA is not a measure of discretionary cash available to us to pay down debt;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and

•	other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as comparative measures.

To compensate for these limitations, we analyze EBITDA, in conjunction with other GAAP financial measures impacting liquidity and cash flow, including depreciation and amortization, capital spending and net income in terms of the impact on depreciation and amortization, changes in net working capital, other non-operating income and losses that affect cash flow and liquidity, interest expense and taxes. Similarly, you should not consider EBITDA in isolation or as a substitute for these GAAP liquidity measures.

We also use EBTIDA, in conjunction with GAAP measures such as operating income and net income, to assess our operating performance and that of each of our businesses and segments. Specifically, we use EBITDA, alongside the GAAP measures mentioned above, to measure profitability and profit margin, to make budgeting decisions relating to historical performance and future expectations of our operating segments and business as a whole, and to make performance comparisons of our company compared to other peer companies. We believe that, like management, debt and equity investors frequently use (and expect to be able to continue to use) EBITDA to assess our operating performance and compare it to that of other peer companies.

Furthermore, we use EBITDA (in conjunction with other GAAP and non-GAAP measures such as operating income, capital expenditures, taxes and changes in working capital) to measure return on capital employed. EBITDA allows us to determine the cash return after taxes, capital spending and changes in working capital generated by the total equity employed in our company. We believe return on capital employed is a useful measure because it indicates the total returns generated by our business, which, when viewed together with profit margin information, allows management to better evaluate profitability and profit margin trends.

As a performance measure, we also use return on capital to assist us in making budgeting decisions related to how debt and equity capital is being employed and how it will be employed in the future. Historical measures of return on capital employed, which include the use of EBITDA, are used in estimating and predicting future return on capital trends. Combined with other GAAP financial measures, historical return on capital information helps us make decisions about how to employ capital efficiently going forward.

However, because EBITDA does not take into account certain of these non-cash items, which do affect our operations and performance, EBITDA has inherent limitations as an operating measure. These limitations include:

•	EBITDA does not reflect the cash cost of acquiring assets or the non-cash depreciation and amortization of those assets over time, or the replacement of those assets in the future;

•	EBITDA does not reflect cash capital expenditures on an historical basis or in the current period, or address future requirements for capital expenditures or contractual commitments;

•	EBITDA is not a measure of discretionary cash available to us to invest in the growth of our business;

•	EBITDA does not reflect changes in working capital or cash needed to fund our business;

•	EBITDA does not reflect our tax expenses or the cash payments we are required to make to fulfill our tax liabilities; and

•	other companies in our industry may calculate EBITDA differently than we do, limiting their usefulness as comparative measures.

To compensate for these limitations, we analyze EBITDA alongside GAAP financial measures of operating performance including, operating income, net income and changes in working capital in terms of the impact on other non-operating income and losses that affect profitability and return on capital. Similarly, you should not consider EBITDA in isolation or as a substitute for these GAAP measures of operating performance.

The following table reconciles EBITDA to net cash provided by operating activities, which we believe to be the closest GAAP liquidity measure to EBITDA, and net income (loss), which we believe to be the closest GAAP performance measure to EBITDA:

	Predecessor			Successor
	Fiscal year ended		Period March 28, 2004 to June 16, 2004	Period from June 17, 2004 to June 26, 2004	Fiscal Year Ended June 25, 2005
	March 29, 2003 (Restated)	March 27, 2004 (Restated)
	(dollars in thousands)			(dollars in thousands)
Net cash provided by (used in) operating activities	$22,988	$29,967	$(12,837)	$(1,746)	$31,647
Stock option expense	–	–	–	–	502
Changes in operating assets and liabilities	(50)	68	(10,879)	37	469
Loss on impairment or retirement of PP&E	1,100	2,831	–	–	192
Deferred income taxes	(6,353)	(1,185)	7,320	(927)	8,242
Loss on investments	1,017	–	–	–	–
Deferred financing costs(a)	–	–	–	73	10,947
Depreciation and amortization	16,923	17,416	6,054	449	15,618

Net income (loss)	10,251	10,837	(15,332)	(1,378)	(4,323)
Interest expense, net	625	377	13	564	34,417
Provision (benefit) for income tax	8,635	8,098	(10,476)	(927)	(1,611)
Depreciation and amortization	16,923	17,416	6,054	449	15,618

EBITDA	$36,434	$36,728	$(19,741)	$(1,292)	$44,101

(5)	Pro forma interest expense has been calculated for fiscal 2005 on a pro forma basis after giving effect to the issuance of our notes in February 2005, the application of the net proceeds of that offering, this offering and the application of the net proceeds from this offering, assuming that each such transaction occurred on June 27, 2004. In calculating pro forma interest expense, we have assumed that we will use a portion of the proceeds of this offering to redeem $24.5 million of the floating rate notes and $61.3 million of the senior notes. We have also assumed that the floating rate notes accrued interest at 8.33% during all of fiscal 2005, the applicable interest rate as of June 25, 2005. The following table reflects the adjustments made to historical interest expense to arrive at pro forma interest expense:

Interest Expense:
Eliminate historical interest expense	32,360
Include full-year pro forma interest expense	(16,159)
Eliminate amortization of historical deferred financing fees	2,991
Include pro forma full-year amortization of deferred financing fees	(1,905)

Pro forma adjustment	17,287

RISK FACTORS

Our business, operations and financial condition are subject to various risks. Some of these risks are described below and you should take these risks into account in making a decision to invest in our common stock. This section does not describe all risks associated with us, our industry or our business, and it is intended only as a summary of the material risk factors. If any of the following risks actually occurs, we may not be able to conduct our business as currently planned and our financial condition and operating results could be seriously harmed. In that case, the market price of our common stock could decline, and you could lose all or part of your investment in our common stock.

Risks Relating to Our Business

The majority of our sales and net earnings are realized during the holiday selling season from October through December, therefore, if sales during this period are below our expectations, there will be a disproportionate effect on our revenues and expenses.

We experience significantly increased sales activity during the holiday selling season, particularly between the Thanksgiving and Christmas holidays. For example, in fiscal 2005 the Harry and David direct marketing and Harry and David stores segments collectively generated approximately two-thirds of their annual net sales during the holiday selling season. In anticipation of the holiday selling season, we commit to and incur significant advance and incremental expenses. For example, we typically hire a substantial number of seasonal employees to supplement our existing workforce and significantly increase our inventory levels. If sales during this period are below our expectations, there will be a disproportionate effect on our revenues and expenses. Disruption in our operations in preparation for or during the holiday season could result in decreased sales. Such disruptions can result from interruptions or delays in telecommunication systems or the Internet that interfere with our order-taking process, supply chain disruptions caused by an interruption in our information technology systems or at our distribution centers, which could impede the timely and effective delivery of our products and result in cancelled orders, a delay in the circulation of our holiday catalogs, or other problems with our information technology or order-fulfillment operations as discussed below.

If we fail to successfully manage our order fulfillment and distribution operations, merchandise may not be delivered in a timely and effective manner and the reputation of our brands may be damaged, resulting in decreased sales or unanticipated expenses.

In order to deliver high-quality products on a timely, reliable and accurate basis, we must successfully manage our order-taking, fulfillment and distribution operations. Our call centers and websites must be able to handle increased traffic, particularly during peak holiday periods. As is common in our industry, our order-taking operations rely, in part, on third parties who provide telecommunications, data, electrical and other systems. If these third parties experience system failures, interruptions or long response times, degradation of our service may result. If orders are incorrect, incomplete, defective, or not delivered on time, customer retention rates could decline and, in turn, cause our revenues and profitability to decline.

We conduct the majority of our distribution operations through three year-round distribution centers. A serious disruption or slow-down at any of these facilities or to the flow of goods in or out of these centers due to inclement weather, fire, earthquake, telephone service or power outages, inadequate system capacity, labor disputes, union organizing activity, human error, acts of terrorism or any other cause could materially impair our ability to distribute our products to customers in a timely manner or at the anticipated cost. We could incur significantly higher costs and longer lead times associated with distributing our products to our customers during the time that it takes for us to reopen or replace any of our distribution centers or systems, which could reduce our revenues and profits and may harm our relationships with our customers. A significant portion of our products are perishable goods, and any disruption in operations, particularly any failure of our cold storage facilities, could damage a significant portion of our inventory and require us to write off that damaged inventory, thereby increasing our expenses.

Extreme weather conditions, crop diseases and pests could reduce both our crop size and quality, and we may be unable to produce or acquire sufficient inventory, resulting in lost sales, increased costs or lost customers.

Our business activities are subject to a variety of agricultural risks. Extreme weather conditions, such as droughts, frosts, hail or other storms, can cause unfavorable growing conditions that may adversely affect the quality and quantity of the pears, peaches and roses grown in our orchards and nurseries. Moreover, all of our irrigation rights are subject to and limited by adequate availability of irrigation water within a particular water shed system. Seasonal circumstances such as lower annual rainfall or snow accumulation may negatively affect the availability of water and consequently, in such a year, we may not receive our full allotment of water. The loss or reduction of the supply of water to any of our orchards or farms as a result of a drought at a particular water shed, could result in our inability to produce sufficient inventory. Furthermore, weather conditions may also affect the availability and ripening of the fruit we use in various programs and promotions, which in turn may shift sales between quarters on a comparable year-to-year basis. Pests and crop diseases can also reduce our crop size and quality. If any of these factors affect a substantial portion of our production facilities in any year, we may be unable to produce sufficient crop inventory, resulting in lost sales, shifts in fruit sales between fiscal quarters, increased costs and/or lost customers.

Our operations and the food and horticultural products that we grow, manufacture and market, including products we source from third parties, are subject to regulation and inspection by the U.S. Department of Agriculture and the U.S. Food and Drug Administration, among other regulatory agencies, and we may incur increased costs to comply with applicable regulations.

We are subject to regulations enforced by, among others, the U.S. Food and Drug Administration and state, local and foreign equivalents, and to inspection by the U.S. Department of Agriculture and other federal, state, local and foreign environmental, health and safety authorities. These agencies enforce statutory standards and regulate matters such as the nature and amounts of pesticides that may be used in growing fruit, the sanitary condition of storage, processing and packing facilities and equipment, documentation of shipments, traceability of food products, the use of various additives, labeling, sales promotion, marketing practices and, in some cases, the fruit that may be shipped to or from a state. Although we believe that our operations and our products, including products we source from third parties, are substantially in compliance with all currently applicable regulations and licensing requirements, we may be required to incur costly changes to operations in the future if regulations change or if new rules are adopted or if it is ultimately determined that we are not in compliance with existing regulations. Applicable federal, state or local regulations may cause us to incur substantial compliance costs or delay the availability of items at one or more of our orchards, nurseries, food production facilities, or storage and distribution centers, which could result in decreased sales. In addition, if violations occur, regulators can impose fines, penalties or other sanctions, and we could be subject to private lawsuits alleging injury and/or property damage. Our products could also become subject to quarantine by regulatory authorities, which would result in significant lost sales.

If we are unable to accurately target the appropriate segment of the consumer market with our catalog mailings and achieve adequate response rates through our catalog mailings, we could experience lower sales, significant markdowns or write-offs of inventory and lower margins.

We have historically relied on revenues generated from customers initially contacted through our catalog mailings. The success of our direct marketing business largely depends on our ability to achieve adequate response rates to our catalog mailings, which have historically fluctuated. Although we track the purchasing history of our customers to extrapolate a customer’s propensity to respond to future catalog circulations, any of the following could cause customers to forgo or defer purchases:

•	the failure by us to offer a mix of products that is attractive to our catalog customers;

•	the size and breadth of our product offering and the timeliness and condition of delivery of our catalog mailings;

•	the inability to design appealing catalogs; and

•	the customer’s particular economic circumstances or general economic conditions.

Store performance may fluctuate and our store sales may decrease in the future.

Our store sales have fluctuated significantly in the past on an annual, quarterly and monthly basis, and we expect that comparable store sales will continue to fluctuate in the future. Various factors affect store sales, including:

•	the general retail sales environment, including local competition and economic conditions, which if negatively impacted by lower discretionary spending among our target market, could cause our store sales to decline;

•	seasonal changes in our merchandise mix and the timing of release and the success of new merchandise and promotional events, which could adversely effect our sales if we fail to accurately anticipate and respond to merchandise trends and customer demands;

•	our ability to efficiently source and distribute products, which could be adversely impacted by third-party suppliers’ ability to timely fill our purchase orders and distribute merchandise to our stores;

•	our ability to attract and retain a qualified sales staff, particularly during the holiday season, which may be adversely impacted by changes to the local labor markets; and

•	the number of stores we open, expand, or close in any period, which may fluctuate if stores do not meet, or exceed, sales expectations.

In addition, adverse weather conditions can reduce customer traffic, thereby affecting comparable store sales.

Some of our agricultural lands receive irrigation water through facilities improved by or owned and operated by the United States government acting through the Department of the Interior’s Bureau of Reclamation, which subjects us and certain holders of our common stock to annual disclosure and filing requirements. Failure to comply with such requirements would subject us to the risk of denial of water, which could adversely affect our pear, peach and plant production and increase our costs, resulting in lower revenues.

Produce and plant production depend, in part, on the adequate availability of irrigation water. Some of the agricultural lands that we own receive water supplied by facilities improved by or owned and operated by the United States government acting through the BOR. Generally, the Reclamation Reform Act, or RRA, governs a landholder’s entitlement to receive water from federal reclamation projects. In order to receive federal reclamation water, an individual or entity whose attributed ownership of reportable land equals or exceeds a certain number of acres is required to (i) make annual filings with the BOR and to disclose specified information regarding ownership by it or its affiliates of any other land that is entitled to receive federal irrigation water and (ii) make filings with the BOR at any time there is a change in ownership that triggers or removes a reporting requirement. The rules and regulations governing the required filings and disclosure are complex and, following completion of this offering, there may be public stockholders, by virtue of their ownership of our common stock, who could be attributed acreage in excess of the applicable threshold of 40 acres as set forth in the RRA rules and regulations. Under the existing rules and regulations, we are entitled to receive federal irrigation water on 640 acres. Approximately 4,000 acres of our land are considered by the BOR to be reportable in our RRA filings due, in part, to irrigation rights that were in existence prior to the BOR financed improvements. That means that under the current rules and regulations, given our current reportable ownership of land, stockholders who become the beneficial owner of approximately 1% or more of our stock would be attributed ownership of acreage in excess of the 40 acre threshold, which would require such stockholder to make annual and change of control filings with the BOR. However, we have entered into a settlement agreement with the BOR, as described below, which provides a waiver from the RRA filing requirements until March 2007 for all of our current common stockholders and all of our future non-controlling common stockholders. The percentage of attributable stock ownership for purposes of required reporting under the RRA rules and regulations will vary based upon our total reportable acreage. Currently, a stockholder who meets the ownership threshold is required to file three forms, and a stockholder who fails to file these forms can be fined up to $200 per form, per irrigation district, up to a maximum of $2,400. In addition to assessing a monetary fine, the BOR can deny us water needed to grow our pears, peaches and plants in certain areas if these filings are not made.

We are currently in the process of pursuing legislative relief to address these issues. Specifically, we are seeking a legislative enactment that would allow any person or entity, including us, to accelerate repayment of our obligations associated with our right to receive federal reclamation water in two southern Oregon irrigation districts from which we receive federal reclamation water such that the water associated with land in these districts would no longer be subject to the RRA. We currently have the right to accelerate repayment in a third southern Oregon irrigation district from which we receive federal reclamation water. In addition, although we have the right to receive federal reclamation water on our California rose growing land, all of our California rose-growing properties have access to sufficient water that may be used for irrigation purposes through wells that we own. Accordingly, if we do not receive federal reclamation water on any of our land, we will not have any reporting requirements under the current BOR forms. While we pursue this legislation, we have entered into a settlement agreement with BOR which provides a waiver of the RRA filing requirements until March 2007 for all of our current common stockholders, and all of future non-controlling common stockholders, who would otherwise be required to file reports. We are using our best efforts to facilitate the legislative process in anticipation that we will be able to complete the repayments prior to the expiration of the waiver. However, legislative relief is subject to a number of risks and can be affected by, among other things, a change in administration or other political factors. As such, we have no assurance that such relief will ultimately be granted or, if we are able to obtain the relief described above, as to the timing of such relief. If granted, we expect the repayments described above to cost us approximately $250,000 in the aggregate.

If we are unable to obtain the legislative relief described above, or if the settlement agreement with the RRA cannot be extended, stockholders whose attributable land ownership exceeds the applicable threshold would be subject to both the annual and change of control filing requirements. If we or any of our stockholders who become subject to the rules and regulations as a result of ownership of our common stock do not comply with all applicable requirements under the RRA to the extent subject to them, we may lose access to all federal reclamation water. This risk of water loss applies even if a single stockholder fails to file the requisite forms. Such a failure may result in a maximum penalty of $2,400 to the noncomplying stockholder; payment of the penalty without filing the appropriate forms will not result in the restoration of federal reclamation water. The loss of access to federal reclamation water, with no available alternate water sources, would result in the loss of a majority of our pear and peach production, including our Royal Riviera® pears, and would require us to substitute other fruit. Further, our product costs would likely increase. If we were required to take these types of actions, our profitability could be materially adversely affected and the quality of our pear and peach fruit diminished, which could further negatively affect our sales and profitably.

Our quarterly and annual operating results fluctuate significantly due to seasonality and the timing of various holidays.

Our quarterly and annual results have fluctuated in the past and will fluctuate in the future, depending upon a variety of factors, including, but not limited to, shifts in the timing of holidays, including Easter, Thanksgiving and Christmas, the timing of ripening of seasonal fruits, which, if delayed, could cause delayed product shipments and therefore cause revenue recognition to be inconsistent from quarter to quarter, and the strategic importance of fourth calendar quarter results. Because of the timing of our fiscal quarter ends, the same holiday that occurs once per calendar quarter may not occur at all in the corresponding fiscal quarter of the prior or following year. Fourth calendar quarter sales may also significantly fluctuate annually depending upon the number of shopping weekends between Thanksgiving and Christmas, which is our peak season. As a result, our year to year comparisons may be inconsistent.

In addition, most of our operating expenses, such as rent expenses, advertising and promotional expenses and employee wages and salaries, do not vary directly with sales and are difficult to adjust in the short term. As a result, if sales for a particular quarter are below our expectations, we might not be able to proportionately reduce operating expenses for that quarter, and therefore a sales shortfall could have a disproportionate effect on our operating results for that quarter. As a result of these factors, our operating results for any one period may not be indicative of our operating results for the full fiscal year.

The segments of the food and horticulture industries in which we compete are labor intensive, and if we cannot attract and retain qualified employees or if we experience strikes, work stoppages or slowdowns, our profitability could be adversely affected.

Our operations are labor intensive. Labor shortages, the inability to hire or retain qualified employees or increased labor costs could all affect our ability to control expenses and efficiently and profitably conduct our operations. In addition, our agricultural employees in Wasco, California are unionized. Our subsidiary, Jackson & Perkins Operations, Inc., has maintained a collective bargaining agreement with the United Farm Workers of America since 1995, signing its most recent agreement in 2004. No unions exist at our other facilities. If our relations with the unionized portion of our workforce deteriorate, the covered employees could initiate a strike, work stoppage or slowdown. In addition, similar labor difficulties could arise with our non-unionized workforce. Any disruption of our operations due to labor difficulties could result in our inability to timely meet customer demand or affect the quality or breadth of the products we offer. The reputation of our company and brands could suffer and we may lose customers. In addition, increased labor costs, to the extent they cannot be passed on to our customers, could negatively impact our profitability.

We depend on the U.S. Postal Service and private third-party carriers to deliver our catalogs, as well as for delivery of purchased products, and any increase in postal or shipping rates or disruption in delivery services will result in increased customer acquisition or shipping costs, which we may be unable to recover.

Our business depends on the timely delivery of our catalogs and purchased products to our customers. We rely on the U.S. Postal Service to deliver our catalogs, and both the U.S. Postal Service and private third- party carrier services to deliver our purchased products. The inability of these carriers to timely deliver our catalogs or products could harm our reputation and result in lower order rates, resulting in lower sales revenues and lost customers. For example, during the third calendar quarter of 2001, we experienced delays and non-delivery of several catalog mailings due to the post office closures and mail interruptions that occurred after the September 11, 2001 terrorist attacks, which had a material negative impact on sales during that period. In addition, we rely upon third-party carriers for shipments to and from our stores. If these third-party carriers fail to deliver our products in a timely manner, we may have increased product returns or a loss of recurring sales as a result.

Increases in postal rates or changes in the availability of such discounts could have a negative impact on our operating results to the extent that we are unable to pass such increased costs on directly to customers or offset such increased costs by raising selling prices. In addition, postal rate increases may result in competitive increases by other delivery services, which we may use from time to time. If the employees at one of our third-party carriers were to strike or if a carrier were to experience a system failure or other work stoppage, we would have to rely on one or more other carriers to transport a higher volume of our products. If these other carriers cannot support the volumes we may ask them to transport, or if there are additional charges, we may face delays or increased costs of transportation that would negatively affect our results of operations. In addition, fuel costs are a significant component of our product delivery costs. We expect increased shipping expenses as the result of increasingly high fuel costs and the inability of the third-party carriers to absorb such increases. If our carriers raise the prices they charge to ship our goods, our customers might choose to buy comparable products locally to avoid shipping charges, which could negatively impact our sales.

We rely on the products and services of third parties and, if we fail to establish, maintain and develop strategic relationships with high quality, well-known, reputable and reliable vendors and suppliers, our sales may decline or our costs may increase.

We rely on third-party vendors and suppliers for some of our products and services. Outsourced products include some of our Harry and David® fresh produce, meats, snacks/condiments, gift plants and tabletop and home décor accessories, and Jackson & Perkins® garden and home accessories and other outdoor living products. We do not directly control these vendors or the quality of their goods and therefore cannot control the selection, grading and shipping of some of these fresh products. If these vendors and suppliers do not fulfill orders to our customers’ satisfaction, including our customers’ expectation of quality, our customers may not purchase from us in the future. In addition, if we are unable to produce sufficient inventory for any reason, we may also be dependent on third parties for products we usually produce ourselves.

In addition to outsourcing orders for our products, we also depend on third parties for our cold-storage, telecommunications, maintenance of certain of our technology systems and shipment of our products. Our inability to acquire suitable products and services, or the loss of one or more key vendors, could have a negative effect on our business and financial results. We may not be able to develop relationships with other vendors or alternatively source the necessary products and the alternative products may be of a lesser quality or more expensive than those we currently purchase. If customers are dissatisfied, they may not place future orders with us and our revenues could decline.

Our failure to successfully anticipate the rate of returns for our products may cause us to exceed our reserves which could reduce revenues and our profitability.

We offer our direct marketing and retail store customers a satisfaction guarantee on our products. Because sales to our direct marketing and store customers generate a significant percentage of our retail revenues and because of the satisfaction guarantee we offer, we record a reserve for returns in our financial statements based on historical return rates, together with current product sales performance in each reporting period. Our introduction of new products, changes in the types and variety of products we offer, product substitutions, changes in consumer confidence, or other competitive and general economic conditions can cause actual returns to exceed our return reserves and result in higher costs to us. Furthermore, abnormalities in the quality of our products due to a defect that is unknown until after products have been sold, or in our customers’ perception of the quality of our products, whether or not valid, may cause higher than expected actual returns. Any increase in actual product returns in excess of our allowances will result in lower sales and our reserves being understated, either of which could materially and negatively impact our revenues and profitability.

Upgrades or modifications to our information technology systems and disruptions to our operations may result in decreased sales or cause us to incur unanticipated expenses.

From time to time, we may substantially upgrade or otherwise modify the information technology systems that support our product pipeline, including systems relating to product design, sourcing, merchandise planning, forecasting and purchase order, inventory, distribution, transportation and price management. Modifications may involve updating or replacing legacy systems with successor systems on a periodic basis. There are inherent risks associated with replacing our core systems, including possible supply chain disruptions that would affect our ability to take orders and ship products to our stores and customers on a timely basis. We may be unable to successfully launch new systems or the launch may occur with disruptions. Any disruptions could result in decreased sales or cause us to incur unanticipated expenses, thereby reducing our profitability.

We consider our customer database to be proprietary information and any change in privacy laws or security breaches may negatively impact our sales or threaten our competitive advantage.

We maintain proprietary information about our customers and their purchasing history. In connection with our efforts to seek new customers, we rely on our ability to rent customer lists from third parties and on our ability, subject to our privacy policy, to exchange our lists with third parties. Subject to confidentiality agreements, we also rent our customer list to third parties.

The Federal Trade Commission, has proposed regulations regarding the collection and use of personal identifying information obtained from individuals when accessing the Internet, with particular emphasis on access by minors. In addition, other governmental authorities have proposed regulations to govern the collection and use of personal information that may be obtained from customers or visitors when accessing the Internet. These regulations may include requirements that procedures be established to disclose and notify users of our websites of our privacy and security policies, obtain consent from users for collection and use of information and provide users with the ability to access, correct or delete personal information stored by us. In addition, the FTC has made inquiries and investigations of companies’ practices with respect to their information collection and dissemination practices to confirm that these are consistent with stated privacy policies and to determine whether companies take precautions to secure their consumer’s personal information. In some situations, the FTC has brought actions against companies to enforce the privacy policies of these companies, including policies relating to security of consumers’ personal information. Additionally, United States and foreign laws regulate our ability to use customer information and to develop, buy and sell mailing lists.

Becoming subject to the FTC’s regulatory and enforcement efforts or to those of another governmental authority could have an adverse effect on our ability both to collect demographic and personal information from our customers and to rent or exchange such information with third-parties, which, in turn, could have an adverse effect on our marketing efforts, business, financial condition, results of operations and cash flow. In addition, the adverse publicity regarding the existence or results of an investigation could have an adverse impact on customers’ willingness to use our websites and catalogs and thus could adversely impact our future revenues.

In addition, if there is a compromise or breach of the technology or other methods we use to protect customer transaction data, we could be held liable for claims based on unauthorized purchases or fraud claims, among others. These claims could damage our reputation, negatively affect sales and expose us to a risk of loss or litigation.

Our management and auditors have identified certain deficiencies as of June 25, 2005 which, if not properly remediated, could result in material misstatements in our financial statements in future periods and could lead to a material weakness or significant deficiency at the time we complete our initial assessment of internal controls under Section 404 of the Sarbanes-Oxley Act of 2002, or in future assessments under Section 404.

We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and are therefore not required to make an assessment of the effectiveness of our internal controls over financial reporting. Further, Ernst & Young LLP has not been engaged nor have they expressed an opinion on the effectiveness of the Company’s internal control over financial reporting. However, in connection with our fiscal 2005 financial statement audit, Ernst & Young LLP, our independent registered public accounting firm, informed us that they have identified certain deficiencies in the design and operation of our internal controls. These deficiencies may represent “significant deficiencies” or “material weaknesses” as defined in Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States), or PCAOB. A material weakness is defined by the PCAOB as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A significant deficiency is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected. A control deficiency exists when the design or operations of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

The internal control deficiencies identified related to our financial closing process and our information technology general controls environment.

We are taking remedial measures to improve the effectiveness of our internal controls, and management believes that these efforts will not only address the internal control deficiencies described above, but also improve the effectiveness of our disclosure and internal controls in the future. Specifically, we will be:

•	strengthening our internal staffing and technical expertise in financial, tax and SEC accounting and reporting to accommodate our new status as a stand-alone public company;

•	enhancing our resources with respect to outsourced tax preparation services; and

•	engaging an outside compliance consulting firm to advise us on improving our internal controls in selected areas, primarily in the areas of information technology database access and controls and income tax and sales tax preparation, to take advantage of best practices.

The process and control improvements described above are the only changes in our internal controls during fiscal 2005 that have materially affected, or are reasonably likely to materially affect, our disclosure controls and procedures. We plan to continue to assess our internal controls and procedures and will take further action as necessary or appropriate to address any other matters we identify, including to effect compliance with Section 404 of the Sarbanes-Oxley Act when we are required to make an assessment of our internal controls under Section 404 for fiscal 2007.

A Section 404 analysis under the Sarbanes-Oxley Act of 2002 has a much more stringent standard than that for non-public companies and requires that our audit committee be advised and regularly updated on management’s review of internal controls. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If we are not able to timely remedy the deficiencies identified by Ernst & Young LLP in connection with our fiscal 2005 audit, or if we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, management may not be able to assess that its internal controls over financial reporting are effective. This result may subject us to adverse regulatory consequences, and there could also be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, if we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner or otherwise comply with the standards applicable to us as a public company. Any failure by us to timely provide the required financial information could materially and adversely impact our financial condition and the market value of our securities.

Because we specialize in hard to find and best in class products, and our business is heavily dependent upon brand name and product recognition, the failure to protect our intellectual property could adversely affect our brand name and reputation which could result in a loss of customer confidence and lower sales, which may increase costs and reduce our profitability.

Our patents, trademarks, service marks, copyrights, trade dress rights, trade secrets, domain names and other intellectual property are valuable assets that are critical to our success. Our success, competitive position and amount of potential future income also depends on our ability to obtain and maintain our reputation for brand name proprietary products.

The unauthorized reproduction or other misappropriation of our intellectual property could diminish the value of our brand names or goodwill and cause a decline in consumer confidence, resulting in a decline in our sales. Any use of our trademarks, such as Fruit of the Month Club® or Royal Riviera® pears, by another party, in particular for use in connection with products of a lower quality than the products we offer, may dilute the value of our products and damage our reputation as a producer of high-quality, proprietary goods.

We cannot guarantee we will be able to adequately protect our intellectual property or that the costs of defending our intellectual property will not adversely affect our operating results. We are also subject to the risk of adverse claims and litigation alleging that our business practices infringe on the intellectual property rights of others. Litigation to establish the validity of any of our intellectual property or to defend against infringement and other claims of others or to assert infringement claims against others can be expensive and time-consuming even if the outcome is favorable to us. If the outcome is unfavorable to us, we may be required to pay damages, stop production and sales of infringing products or be subject to increased competition from similar products. For example, we are currently appealing the denial of a patent on one of our rose varieties. Although this ruling is not expected to have an impact on any of our existing patents, the ruling could have an adverse impact on our ability to obtain patents on certain related rose varieties in the future.

We are subject to the risk of product liability claims, which may result in the payment of damages or settlement fees, and which may exceed or be outside of our insurance coverage, and even in unsuccessful claims, negative publicity may adversely affect our brand image.

The sale of food products for human consumption involves the risk of injury to consumers. Injuries may result from tampering by unauthorized third parties, spoilage or product contamination, including the presence of foreign objects, substances, chemicals, other agents, or residues introduced during the growing, storage, handling or transportation process. We have from time to time been involved in product liability lawsuits, none of which was material to our business. While we are subject to governmental inspection and regulations and believe our facilities and operations, as well as those of third-party growers, comply in all material respects with all applicable laws and regulations, consumption of our products could cause a health-related illness or injury in the future and we could become subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. We maintain product liability insurance in an amount which we believe to be adequate. However, such insurance may not continue to be available at a reasonable cost, or we may incur claims or liabilities for which we are either not insured or indemnified, or which exceed the amount of our insurance coverage.

If we are required to recall a product because of a defect in the product or other reasons, the recalls may provide the basis for product liability claims against us. In addition, recalls, whether or not the basis for a product liability claim against us, could damage our reputation.

If we experience significant credit card fraud, our expenses could increase and our reputation could be harmed.

The use of credit cards is critical to our sales. A failure to adequately control fraudulent third-party or in-house credit card transactions could reduce our net sales and our profitability. We have suffered losses as a result of orders placed with fraudulent credit card data, even in instances where the associated financial institution approved payment of the orders. Although these losses have not been material in any fiscal period, the failure to adequately detect and avoid fraudulent credit card transactions could cause us to lose our ability to accept credit cards as forms of payment and result in charge-backs to us of the fraudulently charged amounts. Furthermore, this could reduce our net sales and gross margins because widespread credit card fraud may lessen our customers’ willingness to purchase products through catalogs or over the Internet using their credit cards. As a result, such failure could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We may incur unexpected costs associated with environmental compliance or liabilities.

Our operations are subject to comprehensive U.S., state and local laws and regulations relating to environmental protection. Some of our operations require environmental permits and controls to prevent and reduce air and water pollution, or the risk of exposure to chemicals, and these permits are subject to modification, renewal and revocation by the issuing authorities. We use pesticides, petroleum products, refrigerants and other hazardous materials in the operation of our business. If we do not fully comply with applicable environmental laws and regulations or the permits required for our operations, or if a release of hazardous materials occurs at or from one of our facilities, we could become subject to fines, penalties, or other sanctions as well as to lawsuits alleging exposure, personal injury or property damage. We could also be held liable for the cost of remedying the condition or incur costs related to retrofitting or upgrading our facilities. In addition, maintaining or achieving compliance with the existing and increasingly stringent future environmental requirements could require us to make material additional expenditures.

We have incurred, and may in the future incur, costs to investigate and cleanup soil contamination at some of our current and former properties. Historically, these costs have not been material. Based on an evaluation performed in fiscal 2004, we estimate that future costs could total $57,000 to $100,000. The discovery of additional contamination, or the imposition of unanticipated cleanup obligations at these sites or other sites, could result in unexpected liabilities. Our insurance may not be adequate to cover any costs or damages, or may not continue to be available at a price or under terms that are satisfactory to us. In such cases, payment of such costs or damages would result in increased operating costs and decreased net income, which may have a material adverse effect on our business, financial condition, results of operations or cash flow.

In addition, certain environmental laws, such as the federal superfund law and its state analogs, provide for strict, and in some circumstances, joint and several liability for investigation and remediation of spills and other releases of hazardous substances. Such laws may impose liability on certain classes of persons, including the current and former owners and operators of contaminated sites and companies and their corporate successors, that arranged for the disposal, transported for treatment or disposed of regulated materials at a facility or otherwise caused the contamination.

Any decrease in the availability, or increase in the cost, of raw materials could materially affect our earnings.

Our operations depend, in part, on the availability of various raw materials, including paper for our catalog operations, corrugated packaging for our shipping needs, chocolate, butter fat, sugar and cheese used to produce some of our products, and fruit that we do not grow ourselves. The availability of raw materials may decrease and their prices are likely to be volatile as a result of, among other things, changes in overall supply and demand levels and new laws or regulations. Disruption in the supply of our raw materials could temporarily impair our ability to manufacture some of our products or require us to pay higher prices in order to obtain these raw materials from other sources. In the event our raw material costs increase, we may not be able to pass these higher costs on to our customers in full or at all. Any increase in the prices for raw materials could materially increase our costs and therefore lower our earnings.

The industries in which we compete are highly competitive and a failure to compete effectively could result in lost revenues if our customers take their business elsewhere or we are unable to attract new customers.

The U.S. flower, card and gourmet food gift, specialty foods and outdoor living industries are highly competitive. The market for specialty retail products has undergone significant changes and growth over the past several years as consumer spending levels have increased, leaving the industries in which we compete highly fragmented and open to entry by new competitors. We compete with national, regional and local businesses and Internet retailers, as well as department stores and specialty stores, nurseries, discount stores, home improvement centers, big box retailers, supermarkets and mass merchants, some of whom are also customers, that offer goods substantially similar to those we offer through our Harry and David® and Jackson & Perkins® brands. Some of our existing and potential competitors may have competitive advantages over us, including larger customer bases, greater brand recognition, more Internet experience or greater financial resources. If we fail to effectively compete, it could result in price reductions, decreased revenue and lower profit margins, loss of market share or increased marketing expenditures.

If we are, or become a U.S. real property holding corporation, the Foreign Investment Real Property Tax Act rules may apply to a sale, exchange, or other disposition of our common stock, which could subject non-U.S. holders of our common stock to U.S. federal income tax in certain situations.

The Foreign Investment Real Property Tax Act, or FIRPTA, rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or a USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC. If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who, actually or constructively, holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to withholding of U.S. federal income tax on the disposition of our common stock.

Risks Related to Our Indebtedness

The amount of our outstanding debt could adversely affect our financial condition and adversely affect our ability to execute our business strategy.

We have a significant amount of indebtedness and, even though we are highly leveraged, we and our subsidiaries may be able to incur substantial additional indebtedness in the future. On a pro forma basis, after giving effect to this offering and the expected use of the net proceeds to redeem a portion of the outstanding notes, as of June 25, 2005, we would have had approximately $159 million of debt outstanding, representing the remaining outstanding principal amount of the outstanding notes. On a pro forma basis, after giving effect to this offering and the expected use of the net proceeds, as of June 25, 2005, we also would have had $125 million available under our revolving credit facility, subject to compliance with our borrowing base and less outstanding letters of credit of approximately $4.3 million.

Our leverage may have important consequences to you. For example, it may:

•	limit our ability to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes;

•	require us to dedicate a substantial portion of our cash flow from operations to debt service, reducing the availability of our cash flow to use for other purposes; and

•	increase our vulnerability to economic downturns, limit our ability to capitalize on significant business opportunities and restrict our flexibility to react to changes in market or industry conditions.

Our ability to satisfy our outstanding debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We anticipate that our operating cash flow, together with borrowings under our revolving credit facility, will be sufficient to meet our anticipated operating expenses and to service our debt obligations as they become due. If, however, we do not generate sufficient cash flow for these purposes, we may be unable to service our indebtedness and may have to adopt alternative strategies that could include reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking equity capital.

Our operations are restricted by the terms of our debt, which could adversely affect us and increase your credit risk.

The revolving credit facility and the indenture governing the outstanding notes include a number of restrictive covenants. The revolving credit facility covenants restrict us, our subsidiary Harry & David

Operations Corp., and certain of its subsidiaries, and the indenture governing our notes restricts Harry & David Operations Corp. and certain of its subsidiaries from, among other things:

•	incurring additional indebtedness or issuing preferred stock;

•	paying dividends or making other distributions or repurchasing or redeeming its stock or subordinated indebtedness;

•	making investments;

•	selling assets and issuing capital stock of restricted subsidiaries;

•	incurring liens;

•	entering into agreements restricting our subsidiaries’ ability to pay dividends;

•	entering into transactions with affiliates; and

•	consolidating, merging or selling all or substantially all of Harry & David Operations Corp.’s or any of the guarantors’ assets.

These covenants could limit our ability to plan for or react to market conditions or to meet our capital needs. If we are not able to comply with these covenants and other requirements contained in the indenture governing the outstanding notes or our revolving credit facility, an event of default under the relevant debt instrument could occur which could cause holders of the defaulted debt to declare amounts outstanding with respect to that debt to be immediately due and payable.

Our revolving credit facility contains other and more restrictive covenants, including financial covenants that require us to achieve certain financial and operating results and maintain compliance with specified financial ratios, some of which become more restrictive over time. These covenants are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Current Borrowing Arrangements.” Our ability to comply with these covenants and requirements may be affected by events beyond our control and we may have to curtail some of our operations and growth plans to maintain compliance. In the future, it is possible that our assets or cash flow might not be sufficient to fully repay borrowings under our outstanding debt instruments or that we may not be able to refinance or restructure the payments on those debt instruments. Even if we are able to secure additional financing, it may not be available on favorable terms.

If we are not able to comply with the covenants and other requirements contained in the indenture governing the outstanding notes or our revolving credit facility, an event of default under the relevant debt instrument could occur.

Our failure to comply with the covenants contained in our revolving credit facility or the indenture governing the outstanding notes, including as a result of events beyond our control, could result in an event of default, which if not cured or waived, could cause payment of our debt to be accelerated, which may have a material adverse effect on our financial resources.

During the first three quarters of calendar 2005, we were in default with respect to certain covenants under our revolving credit facility. Specifically, in connection with our notes offering in February 2005, we paid a return of capital to Wasserstein and Highfields, our stockholders of record at the time, in the amount of $82.63 million, although we were only permitted to make a payment in the amount of $82.60 million under the terms of the revolving credit agreement. Additionally, on June 13, 2005 we assigned our right to receive the payment from YCI relating to a percentage of certain net operating losses of Harry & David Operations Corp. and its subsidiaries to our stockholders of record as of that date, Wasserstein and Highfields (which was paid to them on September 16, 2005). This assignment constituted a violation of the covenant restricting asset sales, resulting in a default under the revolving credit agreement. Further, on July 29, 2005, we changed our name from Bear Creek Holdings Inc. to Harry & David Holdings, Inc. but failed to notify the lenders of this change as required under the revolving credit agreement. As a result of the overpayment, assignment and name change, we were in default under our revolving credit agreement but have since received waivers from the lenders for the excess payment, assignment and name change.

If we are not able to comply with the covenants and other requirements contained in the indenture governing the notes or our revolving credit facility in the future, an event of default under the relevant debt instrument could occur. If another event of default occurs in the future, and is not cured or waived, it could trigger a default under our other debt instruments, we could be prohibited from accessing additional borrowings and the holders of the defaulted debt could declare amounts outstanding with respect to that debt to be immediately due and payable. In the future, it is possible that our assets or cash flow might not be sufficient to fully repay borrowings under our outstanding debt instruments or that we may not be able to refinance or restructure the payments on those debt instruments. Even if we are able to secure additional financing, it may not be available on favorable terms.

Risks Relating to Our Common Stock and This Offering

Wasserstein and Highfields will have significant influence over most matters requiring the approval of our stockholders.

Upon the consummation of the offering, Wasserstein will own approximately         % of our common stock. As a result, Wasserstein effectively will be able to control, and Highfields alone or together with Wasserstein, will be able to influence, the outcome on virtually all matters submitted to a vote of our stockholders, including the election of directors. So long as Wasserstein continues to own a significant portion of the outstanding shares of our common stock, it will continue to be able to significantly influence the election of our directors, subject to compliance with applicable NYSE requirements, our decisions, policies, management and affairs and corporate actions requiring stockholder approval, including the approval of transactions involving a change in control. The interests of Wasserstein and Highfields may not coincide with the interests of our other stockholders. In particular, Wasserstein and Highfields are in the business of making investments in companies and either one of them may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Either Wasserstein or Highfields may also pursue, for its own account, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

Anti-takeover provisions in our amended and restated charter documents and Delaware corporate law may make it difficult for our stockholders to replace or remove our current board of directors and could deter or delay third-parties from acquiring us, which may adversely affect the marketability and market price of our common stock.

Provisions in our amended and restated certificate of incorporation and bylaws may make it more difficult and expensive for a third party to acquire us without the consent of our board of directors. Public stockholders who might desire to participate in this type of transaction may not have the opportunity to do so. The anti-takeover provisions in our amended and restated certificate of incorporation and bylaws will include restrictions on the ability of our stockholders to remove directors, supermajority voting requirements for stockholders to amend our organizational documents, a classified board of directors and limitations on actions by our stockholders by written consent. Some of these provisions, such as the limitation on stockholder actions by written consent, become effective only when Wasserstein, alone or together with Highfields, no longer holds a majority of our outstanding common stock. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquiror. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the marketability and market price of our common stock. See “Management—Board Composition—Classified Board of Directors” and “Description of Capital Stock.”

We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, “interested stockholder” means, generally, someone owning more than 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203.

Additionally, under any change of control, the lenders under our revolving credit facility would have the right to require us to repay all of our outstanding obligations under the revolving facility and holders of our notes would have the right to require us to make an offer to repurchase their notes.

You will incur immediate and substantial dilution of $             per share as a result of this offering.

Investors purchasing shares of our common stock in this offering will incur immediate and substantial dilution in net tangible book value of $             per share because the price that new investors pay will be substantially greater than the net tangible book value per share of the shares acquired. This dilution is due, in large part, to the fact that our existing investors paid substantially less than the initial public offering price of the shares of common stock being sold in this offering when they purchased their shares. To the extent that we raise additional capital by issuing equity securities or shares of our common stock are issued upon the exercise of stock options or under our employee stock purchase plan, investors may experience additional substantial dilution.

Implementation of required public-company corporate governance and financial reporting practices and policies will increase our costs.

As we have never been a reporting company, our internal controls and procedures do not currently meet all the standards applicable to public companies, including those contained in section 404 of the Sarbanes-Oxley Act of 2002, as well as rules and regulations enacted by the SEC and the NYSE. We will incur incremental costs not reflected in our historical financial statements as a result of these increased regulatory compliance and reporting requirements, including increased auditing and legal fees. We also will need to hire additional accounting and administrative staff with experience managing public companies. Moreover, the standards that will be applicable to us as a public company after this offering could make it more difficult and expensive for us to attract and retain qualified members of our board of directors and qualified executive officers. We also anticipate that the regulations related to the Sarbanes-Oxley Act of 2002 will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.

If our stockholders sell substantial amounts of our common stock following this offering, the market price of our common stock may decline.

Sales of shares of our common stock in the public market following this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline. After this offering, we will have approximately              shares of common stock outstanding. The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under lock-up agreements that our directors, executive officers and certain holders of our common stock have entered into with the underwriters and with us. Those lock-up agreements restrict these persons from selling, pledging or otherwise disposing of their shares for a period of 180 days, subject to extension, after the date of this prospectus without the prior written consent of UBS. However, UBS may release all or any portion of the common stock from the restrictions of the lock-up agreements. All of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares held by our affiliates, as defined in Rule 144 of the Securities Act. The remaining shares of common stock outstanding after this offering, including those held by our directors, executive officers and certain holders of our common stock, will be available for sale into the public market at various times in the future. Additional shares of common stock underlying options will become available for sale in the public market. We expect to file registration statements on Form S-8 that will register up to              shares of common stock, covering the shares of common stock to be issued pursuant to the exercise of options granted under our employee stock option plan.

In addition, under a registration rights agreement that we entered into with Wasserstein and Highfields, we have granted Wasserstein and Highfields “piggyback” registration rights in connection with future offerings of our common stock.

As restrictions on resale end, our stock price could drop significantly if the holders of these restricted shares sell them or the market perceives they intend to sell them. These sales may also make it more difficult for us to sell securities in the future at a time and at a price we deem appropriate.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are not statements of historical fact and may involve a number of risks and uncertainties. We have used the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project” and similar terms and phrases, including references to assumptions, in this prospectus to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from our forward-looking statements:

•	market demand for branded gift-quality fruit and gourmet food products and gifts as well as premium rose plants and horticultural products;

•	our production capabilities;

•	our relationships with, and other conditions affecting, our customers;

•	weather conditions or catastrophic weather-related damage;

•	our plans and objectives for future operations and expansion or consolidation;

•	unexpected maintenance and equipment failure;

•	future economic or capital market conditions;

•	environmental laws and regulations, including those directly affecting our plant and food production;

•	competition;

•	employee benefits costs;

•	future legislation and changes in regulations or governmental policies or changes in interpretations thereof;

•	our liquidity, results of operations and financial condition; and

•	the other risks described under “Risk Factors.”

You should keep in mind that any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus, except as may be required by law. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement made in this prospectus or elsewhere might not occur.

USE OF PROCEEDS

The net proceeds to us from the sale of shares of common stock in this offering are estimated to be approximately $             million, or $             million if the underwriters exercise their over-allotment option in full, based on an initial public offering price of $             (the mid-point of the estimated price range shown on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and the estimated offering expenses, which are payable by us. We will not receive any of the proceeds from the sale of the shares of common stock being sold by the selling stockholders. We intend to use the net proceeds of this offering to:

•	redeem up to $24.5 million of our floating rate notes and up to $61.3 million of our senior notes, in each case, including accrued and unpaid interest and the applicable premium (which would have aggregated to $9.7 million as of June 25, 2005), with the balance of such net proceeds available for general corporate purposes; and

•	pay to Wasserstein and Highfields a one-time fee relating to the termination of our existing management agreement. The termination fee will be at most $10.0 million based on the expected present value of the fees Wasserstein and Highfields would have received over the life of the management agreement.

As of June 25, 2005 there was $70.0 million aggregate principal amount of floating rate notes outstanding and $175.0 million aggregate principal amount of senior notes outstanding, which otherwise would have matured on March 1, 2012 and 2013, respectively. As of June 25, 2005, the floating rate notes accrued interest at 8.33% per annum and the senior notes accrued interest at 9.0% per annum.

We used the net proceeds from the February 25, 2005 sale of the outstanding notes, together with $20.1 million of available cash:

•	to repay a $159.6 million second lien term loan, including accrued and unpaid interest, and the applicable premium, in its entirety, which was scheduled to mature on June 17, 2010 and accrued interest on the date of repayment at a rate of 10.08% per annum;

•	to repay the $13.9 million unsecured term loan discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of the 2004 Acquisition and Related Financings” including accrued and unpaid interest on the date of repayment, in its entirety, which was scheduled to mature on December 31, 2005 and accrued interest on the date of repayment at a rate of 4.010% per annum; and

•	to make a $82.6 million return of capital to our equity sponsors.

DIVIDEND POLICY

In connection with the offer and sale of our notes in February 2005, Harry & David Operations Corp. made a distribution to us in the amount of $82.6 million with a portion of the net proceeds from that sale, which we in turn distributed to our initial investors as a return of capital. In addition, on June 13, 2005, we assigned to our stockholders of record as of that date, Wasserstein and Highfields, our right to receive the payment from YCI, which we had estimated to be approximately $16.4 million as of June 25, 2005, relating to a percentage of certain net operating losses of Harry & David Operations Corp. and its subsidiaries, which YCI had agreed to pay to us under the stock purchase agreement related to our acquisition of Harry & David Operations Corp. from YCI, subject to certain conditions. Effective as of September 16, 2005, Wasserstein and Highfields further assigned a portion of the YCI payment to our other stockholders of record as of that date, all of whom are or were members of management. On September 16, 2005, in accordance with the original assignment, YCI paid $16.4 million to Wasserstein and Highfields, who subsequently in turn paid a portion of the payment received to the other stockholders. On October 14, 2005, we made a $2.6 million distribution to our stockholders, including members of management (Messrs. Williams ($26,276), O’Connell ($19,543), Johnson ($8,154), and Michel ($6,600), and Ms. Fultineer ($5,049)), with the proceeds we received from the exercise of options, as well as cash on hand. The payment of the $2.6 million dividend was expressly permitted under our revolving credit facility.

We do not plan to pay dividends on our common stock for the foreseeable future. We may retain any future earnings to support the development and expansion of our business or make additional payments under our credit facilities and, as a result, we may not pay cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. Our credit facilities and indenture governing our notes impose limitations on our and our subsidiaries’ ability to pay cash dividends or other payments or distributions with respect to their capital stock in excess of certain limitations, which, therefore, limits our ability to pay cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 25, 2005 on a historical basis and on an as adjusted basis to give effect to this offering at an assumed initial public offering price of $             per share (the mid-point of the estimated price range shown on the cover page of this prospectus) and after deducting underwriting discounts and commissions and the estimated offering expenses as if the offering had occurred on June 25, 2005 and the             -for-one stock split that we intend to effect prior to completing this offering. You should read the information in this table in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements included elsewhere in this prospectus.

	As of June 25, 2005
	Actual	As adjusted
	(dollars in thousands, except share data)
Cash and cash equivalents	$24,854	$

Total debt (including current portion):
Revolving credit facility(1)	$—	$
Senior notes	175,000
Floating rate notes	70,000
Note payable	268

Total debt	245,268

Stockholders’ equity (deficit):
Common stock, par value $0.01, 1,500,000 shares authorized and 1,000,000 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, as adjusted	10
Additional paid-in-capital	1,864
Accumulated deficit	(22,101)

Total stockholders’ equity (deficit)	(20,227)

Total capitalization	$225,041	$

(1)	Due to the seasonal nature of our business, we draw on our $125 million revolving credit facility to provide seasonal working capital to support inventory buildup and catalog production in advance of the holiday selling season and for other general corporate purposes. We have consistently generated substantial amounts of cash each holiday selling season. We are required by our banks to pay down the revolving credit facility to zero by the next business day following December 25 of each year. Cash generated during the holiday selling season is also typically used to fund our operations for several months during the post-holiday selling season, until we begin to build inventories and other working capital components again to support our holiday selling season the following year. As of June 25, 2005, we had no borrowings and approximately $4.3 million of letters of credit outstanding under this facility.

DILUTION

If you invest in our common stock, you will experience dilution to the extent of the difference between the initial public offering price per share you pay in this offering and the net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value as of June 25, 2005 was approximately $(69.6) million or $(69.58) per share of common stock. Net tangible book value per share of common stock is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the total number of shares of common stock outstanding.

After giving effect to the sale of              shares of common stock offered by us in this offering at an assumed initial public offering price of $             per share (the mid-point of the estimated price range shown on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us and the application of the estimated net proceeds of this offering as described under “Use of Proceeds,” as of June 25, 2005, our net tangible book value would have been approximately $            , or $             per share of common stock. This represents an immediate increase in net tangible book value of $             per share to our existing stockholders and an immediate dilution in net tangible book value of $             per share to new investors of common stock in this offering. If the initial public offering price in this offering is higher or lower, the dilution to new investors will be greater or less, respectively. The following table illustrates this per share dilution to new investors purchasing our common stock in this offering.

Assumed initial public offering price per share		$

Net tangible book value per share as of June 25, 2005	$(69.58)
Increase in net tangible book value per share attributable to this offering

Net tangible book value per share after this offering

Dilution per share to new investors		$

We will not receive any proceeds from the sale of the              shares of common stock by the selling stockholders or the              shares the selling stockholders may sell pursuant to the underwriters over-allotment option.

The following table summarizes the differences between our existing stockholders and new investors with respect to the number of shares of common stock issued by us, the total consideration paid and the average price per share paid, in each case on a pro forma basis as of June 25, 2005. The calculations with respect to shares purchased by new investors in this offering reflect an assumed initial public offering price of $             per share (the mid-point of the estimated price range shown on the cover page of this prospectus).

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors

Total		100%		$100%

The tables and calculations above do not give effect to the $82.6 million return of capital made to our stockholders in February 2005, as described under “Dividend Policy,” or the assignment to our stockholders of record as of June 13, 2005, Wasserstein and Highfields, of our right to receive payment (estimated to be approximately $16.4 million as of June 25, 2005) from YCI in respect of certain net operating losses of Harry & David Operations Corp. and its subsidiaries, which YCI had agreed to pay, subject to certain conditions, under the terms of the stock purchase agreement entered into at the time of our acquisition of Harry & David Operations Corp., as described under “Related Party Transactions,” and assume no exercise of outstanding options. Effective as of September 16, 2005, Wasserstein and Highfields further assigned a portion of the YCI payment to our other stockholders of record as of that date, all of whom are or were members of management. On September 16, 2005, in accordance with the original assignment, YCI paid $16.4 million to Wasserstein and Highfields, who subsequently in turn paid a portion of the payment received to the other stockholders.

As of June 25, 2005, after giving pro forma effect to the             -for-one stock split that we intend to effect prior to the completion of this offering,              shares of common stock were subject to outstanding options at a weighted average exercise price of $             per share. To the extent outstanding options are exercised, there will be further dilution to new investors.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

We were formed for the purpose of completing the acquisition of Harry & David Operations Corp. (formerly known as Bear Creek Corporation). Prior to the acquisition, we had substantially no operations. The selected historical consolidated financial information for each of the fiscal years ended March 29, 2003, and March 27, 2004, and the period from March 28, 2004 to June 16, 2004 has been derived from, and should be read together with, the audited consolidated financial statements of our predecessor, Harry & David Operations Corp., appearing elsewhere in this prospectus. The selected historical consolidated financial information as of June 26, 2004 and June 25, 2005 and for the period from June 17, 2004 to June 26, 2004 and the twelve months ended June 25, 2005 has been derived from, and should be read together with, the audited consolidated financial statements of Harry & David Holdings, Inc., appearing elsewhere in this prospectus. The selected historical consolidated financial information as of March 31, 2001, March 30, 2002 and March 29, 2003 and for the fiscal years ended March 31, 2001 and March 30, 2002 has been derived from the audited consolidated financial statements of our predecessor, Harry & David Operations Corp., which have not been included in this prospectus.

The audited consolidated financial statements for fiscal 2001, fiscal 2002, fiscal 2003 and fiscal 2004 have been restated to comply with recent SEC guidance on lease accounting. On February 7, 2005, the Office of the Chief Accountant of the SEC issued a letter to the AICPA expressing its views regarding certain operating lease-related accounting issues and their application under GAAP.

The following discussion should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

	Predecessor					Successor
	Fiscal year ended				Period from March 28, 2004 to June 16, 2004	Period from June 17, 2004 to June 26, 2004	Fiscal Year Ended June 25, 2005
	March 31, 2001 (Restated)	March 30, 2002 (Restated)	March 29, 2003 (Restated)	March 27, 2004 (Restated)
	(dollars in thousands, except share and per share data)					(dollars in thousands, except share and per share data)
Consolidated Operations Statement Data:
Net sales	$520,062	$518,329	$515,131	$522,162	$61,845	$7,664	$566,266
Costs and expenses(1):
Cost of goods sold	311,176	297,071	289,049	295,706	46,152	5,382	319,776
Selling, general and administrative	182,904	204,591	205,338	211,951	41,488	4,023	218,277

Operating income (loss)	25,982	16,667	20,744	14,505	(25,795)	(1,741)	28,213

Other (income) expense:
Interest income	(9)	(27)	(29)	(34)	(8)	(1)	(934)
Interest expense	6,147	1,749	654	411	21	565	35,351
Loss on investments	3,575	–	1,017		–	–	–
Gain on vendor settlement	–	–	–	(3,735)	–	–	–
Other (income) expense	118	639	216	(1,072)	–	–	(270)

Income (loss) before income taxes	16,151	14,306	18,886	18,935	(25,808)	(2,305)	(5,934)
Provision (benefit) for income taxes	8,266	6,486	8,635	8,098	(10,476)	(927)	(1,611)

Net income (loss)	$7,885	$7,820	$10,251	$10,837	$(15,332)	$(1,378)	$(4,323)

Net income (loss) per share of common stock, basic and diluted	$7,885	$7,820	$10,251	$10,837	$(15,332)	$(1.38)	$(4.32)

Weighted average number of shares of common stock outstanding	1,000	1,000	1,000	1,000	1,000	1,000,000	1,000,000

Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$5,076	$4,965	$4,515	$3,702	$3,768	$23,629	$24,854
Working capital(2)	(56,115)	9,267	15,047	11,630	13,195	39,692	24,992
Total assets	363,429	356,965	324,108	306,988	328,299	342,318	346,812
Total liabilities	226,591	165,464	143,204	115,248	118,635	259,694	367,039

Consolidated Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$38,488	$54,261	$22,988	$29,967	$(12,837)	$(1,746)	$31,647
Investing activities	(35,281)	(23,176)	(23,696)	(15,913)	(2,021)	(230,367)	(14,683)
Financing activities	(2,326)	(31,196)	258	(14,867)	13,996	252,902	(15,739)

(1)	We paid YCI, our former parent company, a fixed percentage of its total costs for each fiscal year as a cash corporate charge. This charge was intended to compensate YCI for various centralized services that YCI provided to us, such as benefit plan design and administration, income tax planning and compliance, information technology, accounting, treasury operations and auditing, and included an allocation of the depreciation and amortization expense associated with the information technology assets we transferred to YCI at the beginning of fiscal 2003 as described in footnotes (1) and (2) to “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data.” As part of our acquisition of the common stock of Harry & David Operations Corp., YCI transferred the services and assets and the associated personnel described below back to us as described in that footnote. However, due to a disproportionate unwinding of YCI, the transferred amounts exceeded historical cost allocations. As a result, the transfer back to us of the personnel and assets (but excluding the non-cash depreciation and amortization expense associated with the information technology assets as described in such footnote), resulted in an increase of $6.7 million in annual expenses beginning in fiscal 2005 over the amount we paid YCI in fiscal 2004 as a cash corporate charge. These incremental stand-alone costs have been offset in their entirety by annual cost savings resulting primarily from a reduction in force that management implemented beginning in August 2004.

The savings from the reduction in force, other de minimus selling, general and administrative savings and reduced ordinary course banking fees, resulted in total cost savings of $8.5 million in fiscal 2005. The one-time cost associated with achieving these cost savings is estimated to be approximately $7.3 million, primarily representing severance incurred in fiscal 2005 and to be incurred in fiscal 2006. We recorded a liability reserve in our balance sheet in that amount as of the date the acquisition of Harry & David Operations Corp. was consummated (June 17, 2004) as discussed in Note 2 to the audited consolidated financial statements, included elsewhere in this prospectus.

(2)	Working capital represents current assets (which includes cash, and short term investments), less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by reference to, the audited consolidated financial statements and accompanying notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors.” Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

We are a leading multi-channel specialty retailer and producer of branded premium gift-quality fruit and gourmet food products and other gifts marketed under the Harry and David® brand, and premium rose plants, horticultural products and gifts, and other premium home and garden décor products marketed under the Jackson & Perkins® brand, based on net sales. We market our products through multiple channels, including direct mail, the Internet, business-to-business and consumer telemarketing, as well as our Harry and David retail stores and wholesale distribution through select retailers.

We grow, manufacture, design or package products that account for the significant majority of our sales annually. In addition, we have created a substantial and scalable state-of-the-art infrastructure through recent significant capital expenditures in our production, fulfillment and distribution capabilities, our information technology systems, and our retail stores network. Our vertically integrated operations allow us to efficiently manage our costs, quality assurance, manufacturing flexibility, and inventory. Accordingly, we expect to derive cost structure and operating margin benefits as revenues increase. We believe that our vertical integration allows us to maintain a high degree of control over product quality compared with that of our competitors as we rely less heavily on third-party suppliers, particularly during peak periods. In addition, our vertical integration generally lowers our product sourcing costs, allows us to optimally adjust the assortment of products we offer and enables us to adjust product inventory levels to quickly respond to changes in customer demand.

Net sales are derived primarily from our three operating segments, Harry and David Direct Marketing, Harry and David Stores and Jackson & Perkins, as follows:

•	Harry and David Direct Marketing net sales are generated by sales of Harry and David merchandise through our catalog, Internet, business-to-business and consumer telemarketing operations;

•	Harry and David Stores net sales are generated by sales of Harry and David merchandise at our stores; and

•	Jackson & Perkins net sales are generated by sales of Jackson & Perkins merchandise through our catalog, Internet, consumer telemarketing and wholesale operations. These sales include royalty income generated from sales of Suntory plants and the licensing of some of our patented products to others for resale and sales of rotational farm crops grown at our Wasco, California facilities.

We derive other net sales from sales of Harry and David merchandise through the wholesale channel and commercial sales of surplus, non-gift-quality fruit grown in our orchards surrounding Medford, Oregon. Also included in this other category are the business units that support our operations, including orchards, product supply, distribution, customer operations, facilities, information technology services and administrative and marketing support functions. The costs relating to the operation of these business units are transferred at cost to one of our three operating segments or to Harry and David wholesale through cost of goods sold or selling, general and administrative expense.

The following table shows the percentage of our consolidated net sales represented by our three operating segments and the Other category in fiscal 2003, 2004 and 2005 (amounts may not sum due to rounding):

	Predecessor			Successor
	Fiscal 2003 (Restated)	Fiscal 2004 (Restated)	Twelve Weeks Ended June 16, 2004 (Restated)	Ten Days Ended June 26, 2004	Twelve Months Ended June 25, 2005
Harry and David Direct Marketing	60.6%	60.2%	44.8%	63.0%	61.7%
Harry and David Stores	21.9%	23.0%	29.2%	33.3%	23.0%
Jackson & Perkins	16.5%	15.3%	24.6%	1.3%	13.3%
Other	1.0%	1.6%	1.4%	2.4%	2.0%

Our fiscal year has historically ended on the last Saturday of March of each year. When we refer to fiscal 2004 or 2003, we are referring to the twelve months ended on the last Saturday of March of that year. In each of fiscal 2005, 2004 and 2003, there were 52 weeks in the fiscal year. Our fiscal quarters have historically ended on a Saturday in each of June, September, December and March and are generally thirteen weeks in length. Beginning in June 2005, we changed our fiscal year end to the last Saturday of June of each year, with corresponding changes to each of our fiscal quarters. As used in this prospectus, the term “fiscal 2005” refers to the fiscal year ended June 25, 2005 for us and our consolidated subsidiaries. The change in fiscal year end for fiscal 2005 from March 26, 2005 to June 25, 2005 did not result in any material changes to the results of operations for the respective March 2005 and June 2005 fiscal years. As such, we believe that the discussion below reflects a fair and accurate comparison of the fiscal year ended June 25, 2005 to the fiscal year ended March 27, 2004.

Historically, our business has been subject to substantial seasonal variations in demand and a significant portion of our net sales and net earnings are realized during the holiday selling season from October through December. This is a general pattern for the direct-to-customer and retail industries, but it is more pronounced for our company than for others due to the gift-giving nature of our products.

Accordingly, changing economic conditions or deviations from projected demand for products during the fourth calendar quarter can have a materially favorable or adverse impact on our financial position and results for the full year. Because we commit to certain fixed costs in anticipation of expected sales during the holiday selling season in the fourth calendar quarter, if our actual sales during that calendar quarter are lower than anticipated, our results of operations and profitability will be negatively impacted. In addition, our primary growing season occurs during the second and third calendar quarters. Because we must commit to certain fixed costs before we know the results of a particular harvest, inclement weather conditions and agricultural pests leading to lower harvest yields can also negatively impact our sales and profitability.

We believe that several long-term trends continue to positively affect our business, including increased discretionary consumer spending on gifts by our target market due to the continued growth of our target market. In addition, we expect our Harry and David business to benefit from increased online retailing, an aging population that is more apt to increase their gift spending, increased opportunities to market to customers in one channel to encourage them to shop in our other channels (particularly for gift baskets and gourmet foods), consumers increasingly demanding higher levels of quality and taste, the perception by a growing number of consumers of specialty foods as an affordable treat, and the continuing expansion of distribution channels for marketers. We expect our Jackson & Perkins business to benefit from an aging population who tend to be homeowners with disposable income, increased home ownership, and gardening continuing to be a favorite hobby of Americans. For more information about these trends, see “Industry.” We have recently implemented several initiatives to drive internal and organic growth, including: increasing brand awareness to drive sales in all of our direct marketing channels through larger and more widely circulated catalogs and increased Internet presence, further expanding our customer reach through Harry and David® wholesale and implementing new in-store promotions and interior design.

We believe that several long-term economic and industry trends and factors that can impact our business, results of operations, liquidity and financial condition include:

•	Rising fuel and energy prices. Fuel and energy costs are a significant component of our production and delivery costs. Our fuel and energy costs have, and are expected to, fluctuate significantly. Our energy and fuel costs increased steadily in fiscal 2005 and are expected to continue to rise in the near-term. These increased costs are expected to increase our production costs and our delivery expense for packages delivered to our stores and our direct marketing customers this holiday selling season. Rising fuel costs are also expected to reduce consumers’ discretionary spending which may adversely affect our sales.

•	Postal rate increases. In January 2006 U.S. Postal rates are expected to go up by approximately 5%, which will increase advertising costs for our catalogs and delivery rates for our customers.

•	Catastrophic weather events. Catastrophic weather events in the United States such as Hurricane Katrina, can impact demand from our customers or the delivery of catalogs or products to our customers and stores.

•	Increasing labor and medical costs. Increased labor and medical costs can not only affect the costs of our manufactured products but also affect our access to adequate labor.

Impact of the 2004 Acquisition and Related Financings

On June 17, 2004, we purchased all of the outstanding shares of common stock of Harry & David Operations Corp. from YCI. The aggregate consideration for the acquisition was, including cash acquired of $22.8 million, approximately $252.9 million, including fees and expenses and a post-closing working capital purchase price adjustment of $1.4 million in our favor. Prior to the acquisition, Harry & David Operations Corp. was a wholly-owned subsidiary of YCI.

Accordingly, the following discussion of our historical results of operations does not necessarily include an accurate account of all of the expenses that would have been incurred by Harry & David Operations Corp. had it been a separate, stand-alone entity and may not necessarily reflect what our results of operations, financial position and cash flows would have been had Harry & David Operations Corp. been a stand-alone entity for the entire period presented or what our results of operations, financial position and cash flows may be in the future. For example, in each of fiscal 2003 and fiscal 2004 and the period from March 28, 2004 to June 16, 2004 Harry & David Operations Corp. paid YCI, its former parent, a fixed percentage of its total costs for each fiscal year as a cash corporate charge. This charge was intended to compensate YCI for various centralized services that YCI provided to Harry & David Operations Corp., such as benefit plan design and administration, income tax planning and compliance, information technology, accounting, treasury operations and auditing, and included an allocation of the depreciation and amortization expenses associated with the information technology assets transferred to YCI at the beginning of fiscal 2003, as described in more detail in footnotes (1) and (2) to “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data.” As part of our acquisition of Harry & David Operations Corp., YCI transferred many of these services and assets and the associated personnel back to Harry & David Operations Corp. as described in footnotes (1) and (2) to “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data.” However, due to a disproportionate deconsolidation of YCI, the transferred amounts exceeded historical cost allocations. As a result, the transfer back to us of the personnel and assets (but excluding the non-cash depreciation and amortization expenses associated with the information technology assets, which is discussed separately in footnotes (1) and (2) to “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data”), resulted in an increase of $6.7 million in annual expenses in fiscal 2005 over the amount we paid YCI in fiscal 2004 as a cash corporate charge. These incremental stand-alone costs have been offset in their entirety by annual cost savings resulting primarily from a reduction in force that management implemented beginning in August 2004.

The savings from the reduction in force, as well as other de minimus selling, general and administrative savings and reduced ordinary course banking fees, resulted in estimated total cost savings of $8.5 million in fiscal 2005. The one-time cost associated with achieving these cost savings is estimated to be $7.3 million, primarily representing severance incurred in fiscal 2005 and to be incurred in fiscal 2006. We recorded a liability reserve in our balance sheet in that amount as of the date the acquisition was consummated (June 17, 2004) as discussed in Note 2 to our audited consolidated financial statements, included elsewhere in this prospectus.

In connection with the acquisition, Harry & David Operations Corp. entered into an agreement with Wasserstein, on behalf of Wasserstein and Highfields, under which it agreed to pay to Wasserstein and Highfields a combined $1.0 million annually plus expenses for financial management, consulting and advisory services plus expense reimbursement. To the extent the fee is not paid, it is required to be accrued. Under the agreement, Harry & David Operations Corp. has also agreed to engage Wasserstein as a consultant relating to certain material transactions. The agreement will terminate upon completion of this offering and we will pay Wasserstein and Highfields a one-time aggregate termination fee with a portion of the net proceeds from this offering. The termination fee will be at most $10.0 million based on the expected present value of the fees Wasserstein and Highfields would have received over the life of the management agreement. See “Related Party Transactions.”

In connection with the acquisition, UBS AG, an affiliate of one of the underwriters, lent us $13.9 million, an amount equal to the amount YCI agreed to pay us, subject to certain conditions, pursuant to the stock purchase agreement in respect of a percentage of certain net operating losses of Harry & David Operations Corp. and its subsidiaries for federal income tax purposes for the period from the date after the closing of the acquisition through and including November 30, 2004. On February 25, 2005, a portion of the net proceeds of the sale of the outstanding notes was used to make a distribution to us to enable us to repay amounts outstanding under the loan relating to the net operating losses, plus accrued and unpaid interest, in its entirety.

On June 13, 2005, we assigned to our stockholders of record as of that date, Wasserstein and Highfields, our right to receive the payment from YCI (estimated to be approximately $16.4 million as of June 25, 2005). Effective as of September 16, 2005, Wasserstein and Highfields further assigned a portion of the YCI payment to our other stockholders of record as of that date, all of whom are or were members of management. On September 16, 2005, in accordance with the original assignment, YCI paid $16.4 million to Wasserstein and Highfields, who subsequently in turn paid a portion of the payment received to the other stockholders.

One of the YCI pension plans in which our employees, as well as the YCI employees transferred back to us in connection with the acquisition, participated was underfunded at the time we acquired Harry & David Operations Corp. The pension assets and liabilities relating to these employees have been transferred to a new mirror pension plan that we adopted in connection with the acquisition. We are only required to maintain this pension plan for a period of 36 months following the date of the acquisition (June 17, 2004). We currently expect the first significant cash funding contribution in connection with our obligations under this new mirror pension plan to be in fiscal 2008. However, the timing of the contribution is subject to a number of factors and uncertainties and could change. See “Management — Pension Plans” for additional information.

Critical Accounting Policies

Management’s discussion and analysis of financial condition and results of operations is based on our audited consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses and related disclosures of contingent assets and liabilities. The estimates and assumptions are evaluated on an ongoing basis and are based on historical experiences and various other factors that are believed to be reasonable under the circumstances. Actual results may differ significantly from these estimates. See “Risk Factors” for a discussion of some of the risks that could cause actual results to differ.

Our critical accounting policies and estimates are described in this section. An accounting estimate is considered critical if:

•	the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made;

•	different estimates reasonably could have been used; or

•	changes in the estimate would have a material impact on our financial condition or results of operations are likely to occur from period to period.

However, you should also review all of our significant accounting policies, including the use of estimates in connection with these policies, which are described in more detail in Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

Revenue is recognized for store sales, other than gift card sales, at the point of sale in the store, and for direct marketing and wholesale sales when the product is shipped to the customer. When gift cards are redeemed, revenue is recognized for the appropriate amount redeemed. Prior to gift card redemption, a liability is recorded at the time the gift card is purchased. Deferred revenue represents amounts received from customers for merchandise to be shipped in subsequent periods.

Shipping and handling fees charged to the customer are recognized at the time the products are shipped to the customer and are included in net sales. Shipping costs are included in cost of goods sold.

We record a reserve for estimated product returns and allowances in each reporting period. If returns were to increase, additional reserves could be required.

Accounts Receivable and Allowance for Doubtful Accounts

We sell our products to individuals and companies primarily located in the United States. Products sold to individuals are typically paid for through the use of third-party and proprietary credit cards, which are authorized at the point of sale, cash or checks. Products sold to companies are generally on open credit terms consistent with our evaluation of customer creditworthiness. We generally do not require collateral.

We conduct ongoing credit evaluations and maintain an allowance for doubtful accounts to cover the risk of bad debts. We analyze historical bad debts, customer creditworthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. The allowance is calculated based on a historical percentage of defaulted accounts as a percentage of sales. We generally write off individual accounts greater than 180 days past due. Past-due corporate accounts are written off when management deems that the possibility of collection is remote. Although losses from bad debts have historically been within management’s expectations, if the financial condition of our customers were to deteriorate, their ability to make required payments may become impaired, and increases in these allowances may be required.

Inventories

Finished goods, materials, packaging supplies and work-in-process are stated at the lower of cost, on the first-in, first-out basis, or market value. Fruit crop inventories are accounted for on a crop year that spans from November to October. Rose crop inventories are accounted for over their respective growing cycles, and therefore inventory costs include up to three years of nursery stock.

We estimate a provision for damaged, obsolete, excess and slow-moving inventory based on specific identification and aged inventory reports. We provide for excess and obsolete inventories in the period when excess and obsolescence are determined to have occurred. If our estimate proves to be incorrect, we could be required to adjust the provision.

Income Taxes

We account for income taxes under the liability method pursuant to SFAS 109. Under this method deferred income tax liabilities and assets are based on the difference between the financial statements and tax bases of assets and liabilities, multiplied by the expected tax rate in the year the differences are expected to reverse. Deferred income tax expense or benefit results from the change in the net deferred tax asset or liability between periods. Deferred income tax assets are reduced by a valuation allowance when it is more likely than not that some portion of the deferred income tax assets will not be realized.

Historically, Harry & David Operations Corp. filed a consolidated federal income tax return with YCI and its affiliated entities. YCI and Harry & David Operations Corp. maintained a constructive tax-sharing agreement, the effect of which was to reflect tax expense and liabilities as if Harry & David Operations Corp. filed stand-alone federal and state income tax returns.

Our fiscal year for financial statement reporting purposes ends on the last Saturday in June based on a 52/53-week year. However, we file our federal and state income tax returns based on the period ending November 30. Similarly, and as a result of this difference in reporting cycles, for accounting purposes the month of November ends on a day other than the 30th. Accordingly, income, expense and balance sheet adjustments must be made to properly reflect the relevant tax returns and financial statement impact. We calculate our current and deferred income tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed at a subsequent date, and adjustments based on filed returns are recorded when identified.

We record a valuation allowance to reduce our deferred tax assets to an amount that is more likely than not to be realized. We have considered carryback and carryforward periods, historical and forecasted income, the apportioned earnings in the jurisdictions in which we and our subsidiaries operate, and tax planning strategies in estimating a valuation allowance against our deferred tax assets. If we determine that it is more likely than not that some portion or all of the deferred tax assets will not be realized, an adjustment to the deferred tax assets is charged to earnings in the period in which we make such a determination. Conversely, if we determine that it is more likely than not that the deferred tax assets will be realized, we would reverse the applicable portion of any previously recognized valuation allowance.

The amount of income taxes we pay is subject to periodic audits by federal and state tax authorities and these audits may result in proposed deficiency assessments. Our estimate for the potential outcome for any uncertain tax issue is highly subjective. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, future events may reflect favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, or when statutes of limitations on assessments expire. As a result, our effective tax rate may fluctuate on an annual or quarterly basis.

Due to an administrative oversight, the federal income tax return due date for the initial short tax year ended November 30, 2004 was not properly extended. As a result, we and each of our subsidiaries were required to file separate federal income tax returns for that period, unless the Internal Revenue Service granted us an extension to elect to file a consolidated federal income tax return. We sought an extension of such election, which was granted on August 30, 2005. We subsequently filed a consolidated federal income tax return with our subsidiaries, and the income tax provision has been prepared on this basis for the fiscal year ended June 25, 2005.

Under the terms of the stock purchase agreement, dated April 1, 2004, subject to certain conditions, YCI agreed to pay us a portion of the tax benefit of the net operating loss eligible for carryback attributable to the post-acquisition period from June 18, 2004 through November 30, 2004 (the initial short federal income tax return year for us and our subsidiaries) to prior periods, a period which we refer to as the short tax year. Under the terms of the stock purchase agreement, YCI would acquire this post-closing net operating loss, at 75% of its fair value. Upon the execution of the appropriate elections, and payment for the post-closing net operating loss by YCI, we would elect under applicable law to carry back the post-closing net operating loss to periods prior to the closing of the acquisition. If YCI failed to pay us for the post-closing net operating loss under the stock purchase agreement provisions, we could waive the carryback of the post-closing net operating loss and retain the post-closing net operating losses for the Company’s future use. The parties to the stock purchase agreement agreed that the tax effect of the post-closing net operating loss was negotiated as an integral condition of the total acquisition price, and therefore represented a purchase price adjustment.

At the conclusion of the short tax year, we determined that we and our subsidiaries had generated a post-closing net operating loss eligible for carryback of approximately $67.0 million, as calculated pursuant to the stock purchase agreement. At that time, YCI indicated that it would be able to utilize the post-closing net operating loss carryback. Approximately $23.4 million was recorded in accordance with SFAS 109 as a credit to our income tax provision during the fiscal year ended March 26, 2005, and as a related deferred tax asset which we evaluated and concluded was fully realizable. As YCI was required to pay us $17.6 million to obtain the approximately $23.4 million post-closing net operating loss, we reclassified $17.6 million of its deferred tax asset as a receivable from YCI. The remaining 25% of the deferred tax asset, which was to be retained by YCI, was recorded as a purchase price adjustment in accordance with the parties’ intent under the stock purchase agreement in accordance with the treatment of contingent consideration under SFAS 141. Subsequent to the recording of the post-closing net operating loss purchase price adjustment noted above, we determined that the amount of the post-closing net operating loss eligible for carryback was approximately $62.0 million as a result of finalizing our tax return and related income tax positions and reconciling such amounts to the income tax provision recognized in our financial statements as of March 26, 2005. YCI confirmed to us that it would be able to absorb the approximately $62.0 million post-closing net operating loss carryback and would pay approximately $16.4 million for the benefit of the carryback pursuant to the stock purchase agreement. As a result, we recognized this change in estimate as a reduction of the tax benefit attributable to the post-closing net operating loss (reflected as a receivable from YCI in the accompanying financial statements) by approximately $1.2 million and a corresponding increase in our current period income tax provision.

We intended to pay our stockholders a $16.4 million cash dividend upon payment from YCI; however, on June 13, 2005 we assigned our right to receive the payment from YCI to two of our stockholders of record as of that date, Wasserstein and Highfields. Upon assignment, we reversed the recorded receivable from YCI and charged $16.4 million against retained earnings as a non-cash dividend. Subsequently, Wasserstein and Highfields assigned a portion of the YCI receivable to our other stockholders and YCI paid the receivable in its full amount.

Catalog Expenses

Prepaid catalog expenses are incurred in connection with the marketing of our products through our direct response catalogs. Prepaid catalog costs consist of paper, printing, postage, creative design, photography, separations, distribution and list costs for all of our direct response catalogs. These costs are capitalized as prepaid catalog expenses and are amortized over their expected period of future benefit based on the estimated sales curve of each promotion. Each catalog is generally amortized over three to four months. For sales that extend up to twelve months, such as multiple club shipments, catalog expense is generally amortized over this twelve-month period. Prepaid catalog expenses are evaluated for realizability at each reporting period by comparing the carrying amount associated with each catalog to the estimated remaining future net revenues associated with that promotion. If the carrying amount is in excess of estimated future net revenue, the excess is expensed in the reporting period. Advertising costs not related to our direct response catalogs and marketing activities are expensed as incurred.

Restructuring Costs

We recorded a restructuring liability of $10.5 million in connection with our purchase accounting for acquisition of Harry & David Operations Corp. under EITF No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. In connection with this liability, we recorded the offset as an increase in the allocation of purchase price to remaining assets. We recorded liabilities of (i) the estimated lease termination and severance costs associated with the closing or planned closing of 19 of the 21 underperforming stores and

(ii) estimated severance costs in connection with the elimination of approximately 70 positions in August 2004, as part of a post-sale restructuring process. Under the guidance provided by EITF No. 95-3, management developed a detailed store closure plan for the stores being closed or to be closed; this store rationalization plan was substantially complete within approximately one year following the June 17, 2004 acquisition date. The severance that we paid to employees as part of our restructuring was substantially complete as of June 17, 2005 and the planned store closings were either complete or in the process of being completed as of June 17, 2005.

Stock Based Compensation

We account for stock options granted to employees under SFAS No. 123-R, “Share-Based Payment.” The fair value of stock-based awards to employees is calculated by us using the Black-Scholes option valuation model, which requires that we make certain subjective assumptions. These assumptions include future stock price volatility and expected time to exercise, which affect the calculated values. Forfeitures are assumed to equal 10% of the total option grant amount amortized evenly over the full five-year life of the options. The expected term of options granted is derived from the time difference between the initial grant and date of final vesting, a customary assumption for stock options in private equity-controlled companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. These option pricing models require subjective assumptions. Our calculations, which reflect straight-line amortization over a five-year period, are based on a single option valuation approach. The compensation expense is recognized on a straight-line basis over the vesting period.

Stock options granted to non-employees are accounted for under EITF 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. While we would expect that future stock option recipients, if there are subsequent option grants, will be predominantly our employees, we did have one instance in fiscal 2005 where a non-employee consultant received stock options and we will consider similar arrangements in the future as appropriate.

Impairment of Long-lived Assets

We periodically review our long-lived assets including property, plant and equipment, capitalized software development and identifiable intangible assets, for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” to determine whether any events or circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. These estimates require management judgment and certain assumptions about future undiscounted cash flows and fair value. Our estimates of anticipated future cash flows could be reduced significantly in the future. As a result, the carrying amount of our long-lived assets could be reduced through impairment charges in the future. Additionally, changes in estimated future cash flows could result in a shortening of estimated useful lives for long-lived assets including intangibles.

Pension Plans

Our pension benefit costs are developed from actuarial valuations. Inherent in these valuations are assumptions we determine after consultation with our actuaries, including discount rates, expected returns on plan assets, rates of compensation increases and medical cost inflation. In selecting the rates and returns, we are required to consider current market conditions, including changes in interest rates. Material changes in our pension and post-retirement benefit costs may occur in the future, resulting from fluctuations in our headcount in addition to changes in the assumptions. For example, in fiscal 2004, Harry & David Operations Corp. incurred additional plan curtailment costs due to a reduction in force, primarily at YCI and its affiliates, which triggered higher pension expenses.

Results of Operations

The following table presents information about our results of operations, in dollar terms and expressed as a percentage of net sales, for fiscal 2003, 2004 and 2005, and the periods from March 28, 2004 to June 16, 2004 and June 17, 2004 to June 26, 2004. In this prospectus, we refer to the combined period consisting of the period from March 28, 2004 and June 16, 2004, and the period from June 17, 2004 to June 26, 2004 as the “combined thirteen weeks ended June 26, 2004.” However, we believe it allows the most direct comparison of our results period to period. As more fully explained under “Combined Thirteen weeks ended June 26, 2004 Compared to the Thirteen weeks ended June 25, 2005,” the periods from March 28, 2005 to June 25, 2005 and the combined 13 weeks ended June 26, 2004 represent the transition periods associated with the change in our fiscal year-end from March to June, effective with the fiscal year ended June 25, 2005. Financial information pertaining to these transition periods is unaudited and the financial information for the combined thirteen weeks ended June 26, 2004 was prepared on an approach not consistent with GAAP.

	Predecessor						Successor						Combined Predecessor, Successor(1)
	Fiscal year ended				Period from March 28, 2004 to June 16, 2004		Period from June 17, 2004 to June 26, 2004		Period from March 28, 2005 to June 25, 2005 (unaudited)		Fiscal Year Ended June 25, 2005		13 Weeks Ended June 26, 2004 (unaudited)
	March 29, 2003 (Restated)		March 27, 2004 (Restated)
Net sales	$515,131	100.0%	$522,162	100.0%	$61,845	100.0%	$7,664	100.0%	$73,959	100.0%	$566,266	100.0%	$69,509	100.0%
Costs and expenses:
Cost of goods sold	289,049	56.1	295,706	56.6	46,152	74.6	5,382	70.2	51,811	70.1	319,776	56.5	51,534	74.0
Selling, general and administrative	205,338	39.9	211,951	40.6	41,488	67.1	4,023	52.3	47,806	64.6	218,277	38.5	45,511	65.5

	494,387	96.0	507,657	97.2	87,640	141.7	9,405	122.7	99,617	134.8	538,053	95.0	97,045	139.6

Operating income (loss)	20,744	4.0	14,505	2.8	(25,795)	(41.7)	(1,741)	(22.7)	(25,658)	(34.7)	28,213	5.0	(27,536)	(39.6)

Other (income) expense:
Interest income	(29)	–	(34)	–	(8)	–	(1)	–	(334)	(0.45)	(934)	(0.2)	(9)	–
Interest expense	654	0.1	411	0.1	21	–	565	7.4	6,204	8.4	35,351	6.2	586	0.8
Loss on investments	1,017	0.2	–	–	–	–	–	–	–	–	–	–	–	–
Gain on vendor settlement	–	–	(3,735)	(0.7)	–	–	–	–	–	–	–	–	–	–
Other (income) expense	216	–	(1,072)	(0.2)	–	–	–	–	(2)	–	(270)	–	–	–

	1,858	0.4	(4,430)	(0.8)	13	–	564	7.4	5,868	7.9	34,147	6.0	577	0.8

Income (loss) before income taxes	18,886	3.7	18,935	3.6	(25,808)	(41.7)	(2,305)	(30.1)	(31,526)	(42.6)	(5,934)	(1.0)	(28,113)	(40.4)
Provision (benefit) for income taxes	8,635	1.7	8,098	1.6	(10,476)	(16.9)	(927)	(12.1)	(14,383)	(19.4)	(1,611)	(0.3)	(11,403)	(16.4)

Net income (loss)	$10,251	2.0%	$10,837	2.1%	$(15,332)	(24.8)%	$(1,378)	(18.0)%	$(17,143)	(23.2)%	$(4,323)	(0.8)%	$(16,710)	(24.0)%

Other data:
EBITDA(1)	$36,434		$36,728		$(19,741)		$(1,292)		(21,033)		44,101		(21,793)

(1)	For an explanation of why management believes EBITDA is a useful measure for understanding our results of operations and a reconciliation of EBITDA to the most comparable GAAP measure, see footnote (4) “Prospectus Summary—Summary Historical Consolidated and Pro Forma Financial Data.”

The audited consolidated financial statements for fiscal 2004 and fiscal 2003 have been restated to comply with recent SEC guidance on lease accounting. On February 7, 2005, the Office of the Chief Accountant of the SEC issued a letter to the AICPA expressing its views regarding certain operating lease-related accounting issues and their application under GAAP. In light of this letter, our management initiated a review of its lease accounting and determined that our then-current method of accounting for leasehold improvements funded by landlord incentives or allowances under operating leases (tenant improvement allowances) and our then-current method of accounting for rent holidays were not in accordance with GAAP as interpreted in the recent SEC letter issued to the AICPA.

Combined Thirteen weeks ended June 26, 2004 Compared to the Thirteen weeks ended June 25, 2005

Effective in June 2005, we changed our fiscal year end from the last Saturday in March of each year to the last Saturday in June of each year. The following discussion compares the transition periods from March 28, 2004 to June 26, 2004 to March 28, 2005 to June 25, 2005. For discussion purposes only, our transition results for the period from March 28, 2004 to June 26, 2004 includes the mathematical addition of the historical results for the predecessor period from March 28, 2004 to June 16, 2004 and the successor period from June 17, 2004 to June 26, 2004. This approach is not consistent with GAAP.

Consolidated net sales.   The following table summarizes our consolidated net sales and net sales by operating segment for the period March 28, 2004 to June 16, 2004 and the period from June 17, 2004 to June 26, 2004 as compared to the thirteen weeks ended June 25, 2005 (percentages may not sum due to rounding).

	Period from March 28, 2004 to June 16, 2004 (Predecessor)	Period from June 17, 2004 to June 26, 2004 (Successor)	Combined thirteen weeks ended June 26, 2004	Percentage	Thirteen weeks ended June 25, 2005 (Successor)	Percentage
	(Dollars in thousands)
Harry and David Direct Marketing	$27,706	$4,830	$32,536	46.8%	$34,857	47.1%
Harry and David Stores	18,045	2,549	20,594	29.6	19,816	26.8
Jackson & Perkins	15,206	103	15,309	22.0	17,893	24.2
Other	888	182	1,070	1.6	1,393	1.9

Total net sales	$61,845	$7,664	$69,509	100.0%	$73,959	100.0%

Consolidated net sales for the thirteen weeks ended June 25, 2005 increased by $4.5 million compared to the combined thirteen weeks ended June 26, 2004. Increased sales were due to improved Mother’s Day sales in Harry and David Direct Marketing and higher sales in Jackson & Perkins Direct Marketing’s garden and home accessories.

Cost of goods sold.  Consolidated cost of goods sold was flat from period to period, primarily due to a one-time “true-up” of cost of sales items of $4.4 million related to the sale of the company incurred in the period from March 28, 2004 to June 16, 2004, with no related revenue.

Selling, general and administrative expenses.  The increase of $2.3 million from the combined thirteen week period in 2004 to the combined thirteen week period in 2005 is primarily due to the transfer of certain administrative functions from YCI that were previously part of a shared service allocation.

Other (income) expense.  Other expense increased for the thirteen weeks ended June 25, 2005 by $5.3 million primarily due to the increase in interest expense associated with financing the acquisition.

Fiscal 2005 Compared to Fiscal 2004

Effective in June 2005, we changed our fiscal year end from the last Saturday in March of each year to the last Saturday in June of each year. The following discussion compares the fiscal year ended June 25, 2005 to the fiscal year ended March 27, 2004. Management does not believe there were any material changes to our results of operations for the March 2005 and June 2005 fiscal years, and, therefore, believes that the following is a fair and accurate comparison of our results of operations for the fiscal year ended June 25, 2005 to the fiscal year ended March 27, 2004.

Consolidated net sales.  The following table summarizes our consolidated net sales and net sales by operating segment for fiscal 2004 and fiscal 2005 (percentages may not sum due to rounding):

	Predecessor				Successor
	Fiscal 2004 (Restated)	Percentage	Twelve Weeks Ended June 16, 2004 (Restated)	Percentage	Ten Days Ended June 26, 2004	Percentage	Twelve Months Ended June 25, 2005	Percentage
	(dollars in thousands)				(dollars in thousands)
Harry and David Direct Marketing	$314,139	60.2%	$27,706	44.8%	$4,830	63.0%	$349,577	61.7%
Harry and David Stores	119,991	23.0	18,045	29.2	2,549	33.3	130,008	23.0
Jackson & Perkins	79,854	15.3	15,206	24.6	103	1.3	75,529	13.3
Other	8,178	1.6	888	1.4	182	2.4	11,152	2.0%

Total net sales	$522,162	100.0%	$61,845	100.0%	$7,664	100.0%	566,266	100%

Consolidated net sales for fiscal 2005 increased by $44.1 million, or 8.4%, to $566.3 million from $522.2 million in fiscal 2004. The increase was a result of increased sales in the Harry and David Direct Marketing and Harry and David Stores segments, combined with higher net sales in the Harry and David wholesale channel, which is included in the Other category. The positive impact of these higher net sales was offset, in part, by weaker net sales in the Jackson & Perkins segment.

Harry and David Direct Marketing segment net sales, which include consumer phone and mail, Internet, business-to-business and outbound telemarketing channels, increased $35.5 million, or 11.3%, to $349.6 million in fiscal 2005 from $314.1 million in fiscal 2004. Sales to existing customers increased by $26.4 million, or 74%, of the growth and sales to prospective customers increased by $9.0 million, or 25%, of the growth. Driving this growth was a 7.9% increase in catalog circulation.

Harry and David Stores segment net sales increased $10.0 million, or 8.3%, to $130.0 million in fiscal 2005 from $120.0 million in fiscal 2004. The $10.0 million increase was primarily due to comparable stores sales growth driven by improvements in merchandising such as new and revised product introductions ($3.4 million). The remaining $6.6 million of store sales growth was driven by a combination of improved inventory management and gift services and the launch of a new field sales incentive program for store and district managers introduced in August 2004. Comparable store sales increased approximately 8.7% in fiscal 2005 compared to an increase of 1.7% in fiscal 2004. A store becomes comparable in the first fiscal month after it has been open for a full twelve fiscal months, at which point its results are included in comparable sales comparisons. When a store’s square footage has been changed as a result of reconfiguration or relocation in the same mall or retail complex, the store continues to be treated as a comparable store.

Jackson & Perkins segment net sales decreased $4.4 million, or 5.5%, to $75.5 million in fiscal 2005 from $79.9 million in fiscal 2004 primarily as a result of the lower rose crop harvest yields, due in part to a new growing technique introduced in fiscal 2003. The new growing technique reduced the growing time and cost but negatively impacted the yield on some rose varieties more than on other varieties. We continue to use the new technique but only on rose varieties that meet acceptable yield criteria and cost performance after multi-year testing. As such, we do not believe that there will be any material residual impact going forward resulting from our continued use of this technique. Jackson & Perkins direct marketing sales, which include catalog, Internet and outbound telemarketing net sales, increased $0.7 million, in fiscal 2005, or 1.6%, to $45.3 million from $44.6 million in fiscal 2004. With catalog circulation remaining relatively flat compared to the prior year, the increase in net sales was primarily driven by higher sales of garden and home décor accessories offset by reduced sales of roses. Sales of non-rose perennial, and gift plants was up slightly over the prior year. Jackson and Perkins wholesale net sales decreased $4.0 million, or 12.2%, to $28.7 million in fiscal 2005 from $32.7 million in fiscal 2004. Lower sales in wholesale were primarily driven by lower rose crop harvest yields and quality issues with the prior year crop as discussed above, which caused higher returns and allowances compared to the previous year. Sales of rotational farm crops that we plant in our rose fields were $1.5 million in fiscal 2005, $0.9 million lower than fiscal 2004 due to fewer acres planted due to a change in requirements of a large vegetable contract. We believe that there will be no material residual impact to operating income going forward resulting from the reduction in acreage of land to be harvested under this vegetable contract, as changes in crop mix and improved rotational crop quality resulted in favorable operating margins, offsetting the reduction in acreage. However, revenues from the sales of rotational crops are expected to vary from year to year based on market demand.

Other category net sales increased by $3.0 million, or 36.6%, to $11.2 million in fiscal 2005 from $8.2 million in fiscal 2004. Harry and David wholesale accounted for $2.6 million of this sales growth, with net sales growing to $9.2 million from $6.5 million, primarily due to increased sales to new and existing wholesale customers. Additional net sales included in the Other category consist primarily of net sales of commercial and reject fruit. In fiscal 2005, these other sales totaled $2.1 million, an increase of $0.5 million over fiscal 2004.

Cost of goods sold.  Cost of goods sold, which includes product costs, labor for our agricultural, manufacturing and packaging operations, costs of warehousing and fulfillment, and product delivery costs, increased $24.1 million, or 8.2%, to $319.8 million in fiscal 2005 from $295.7 million in fiscal 2004. Cost of goods sold as a percentage of consolidated net sales was 56.5% in fiscal 2005 as compared to 56.6% in fiscal 2004. The small reduction in cost of goods sold as a percentage of consolidated net sales was primarily the result of leveraging fixed costs against higher sales. Fixed cost of goods sold were 6.7% of net sales in fiscal 2004 compared to 5.2% of net sales in fiscal 2005. This reduction was partially offset by increased returns and allowances and a strategy to selectively reduce customer delivery charges to drive sales growth. Returns and allowances increased to 2.7% of net sales in fiscal 2005 compared to 2.4% in fiscal 2004. The increased returns and allowances were primarily from higher late season holiday sales that were impacted by adverse weather conditions immediately before Christmas.

Selling, general and administrative expenses.  Selling, general and administrative expenses increased $6.3 million, or 3.0%, to $218.3 million in fiscal 2005 from $212.0 million in fiscal 2004. Selling, general and administrative expenses as a percentage of consolidated net sales were 38.5% in fiscal 2005 compared to 40.6% in fiscal 2004. The increase in selling, general and administrative expenses was primarily due to increased spending on circulation, promotion and advertising of $5.9 million. Additionally, one-time brand consulting fees totaling $1.9 million were incurred related to evaluating the Harry and David brand strategy and information technology strategy projects, other outside services increased $3.2 million primarily related to Wasserstein management fees, accounting fees and other consulting fees, credit fees were $1.0 million higher due to higher sales, incentive compensation expense increased $3.2 million over the prior year, general insurance increased $0.9 million primarily due to new policies, sales and use tax reserve increased $0.8 million, postage, travel and supplies increased $1.7 million and other expenses increased $0.1 million. These increases in expense over the prior year were partially offset by lower depreciation and amortization costs totaling $9.1 million due to property, plant and equipment valuation adjustments associated with purchase accounting. Additionally, fixed asset impairment charges for fiscal 2005 decreased $3.3 million over the prior year. Long- lived assets, including fixed assets and intangible assets with infinite useful lives, are evaluated periodically for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. If the sum of the undiscounted future cash flows is less than the carrying value, we recognize an impairment loss measured as the amount by which the carrying value exceeds the fair value of the asset. There were no fixed asset impairment charges for fiscal 2005. For fiscal 2004, we recognized $1.9 million for stores impairment charges, $1.2 million related to terminated capital expenditure projects and $0.2 million for orchard tree removal of underperforming blocks. The improvement in the selling, general and administrative expenses as a percentage of consolidated net sales was primarily due to leveraging fixed selling, general and administrative expenses over higher net sales, which increased by $44.1 million or 8.4%.

Restructuring charges.  In connection with the acquisition on June 17, 2004, we recorded a restructuring reserve liability in the amount of $10.5 million. Of this amount, $7.3 million was for estimated costs to implement our plan for a reduction in force that began in August 2004. This program eliminated approximately 70 positions within the Company and has an estimated annual savings of $7.3 million. Due to delayed implementation of the reduction for some positions, our savings in fiscal 2005 were lower than the expected annual savings by $1.4 million and our recognized savings for the fiscal year ended June 25, 2005 were approximately $5.9 million. As of June 25, 2005, after a non-cash adjustment of $0.2 million, $0.9 million remains on the balance sheet associated with this activity. The remaining $3.2 million of the restructuring liability was related to management’s plan to close 19 underperforming Harry and David retail stores. These stores were identified for closure by the new management team based on historical and expected future operating results. The annual cost savings for these closures is estimated to be approximately $14.6 million, which is expected to be partially offset by $10.1 million in estimated lost revenue, resulting in a net increase to operating income of $4.5 million as compared with fiscal 2004 results. As of June 25, 2005, we had closed 13 stores, and after a non-cash adjustment of $0.1 million due to the refining of our previous estimate, we had a remaining restructuring liability of $1.4 million to complete the closure of the remaining six stores.

Other (income) expense.  Other expense increased by $38.5 million, to $34.1 million in fiscal 2005 from other income of $(4.4) million in fiscal 2004. This increase is primarily due to the combination of higher interest expense from debt incurred in conjunction with our acquisition of Harry & David Operations Corp. from YCI in June 2004, fees associated with the refinancing of our second lien term loan with the outstanding notes in February 2005, income from the one-time collection of a legal settlement in August 2003 and proceeds from a demutualization of a company life insurance policy in March 2004.

EBITDA.  EBITDA, representing net income before net interest expense, income taxes, depreciation and amortization, increased $7.4 million, or 20.2%, to $44.1 million in fiscal 2005 from $36.7 million in fiscal 2004. The increase was primarily due to YCI asset depreciation and amortization that was treated as a cash corporate charge to us in fiscal 2004 and was therefore not added into the EBITDA calculation for fiscal 2004. These assets were transferred back to us in April 2004, and the associated depreciation and amortization expense is included in EBITDA for fiscal 2005.

For an explanation of why management believes EBITDA is a useful measure for understanding our results of operations and a reconciliation of EBITDA to the most comparable GAAP measure, see footnote (4) to “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data.”

Income taxes.  The provision for income tax expense in fiscal 2005 was $1.6 million benefit on a pre-tax loss of $5.9 million, as compared to a provision of $8.1 million in fiscal 2004 on pre-tax income of $18.9 million. The tax provision in fiscal 2005 was primarily due to a pre-tax loss rather than income in fiscal 2005 and state net operating losses for which no tax benefit is recorded. At the end of fiscal 2005, the net current deferred tax liability was $24.1 million and there was a net long-term deferred tax asset of $5.9 million.

Fiscal 2004 Compared to Fiscal 2003

Consolidated net sales.  The following table summarizes our consolidated net sales and net sales by operating segment for fiscal 2003 and fiscal 2004 (amounts may not sum due to rounding):

	Fiscal 2003 (Restated)	Percentage	Fiscal 2004 (Restated)	Percentage
	(dollars in thousands)
Harry and David Direct Marketing	$312,231	60.6%	$314,139	60.2%
Harry and David Stores	112,963	21.9	119,991	23.0
Jackson & Perkins	84,988	16.5	79,854	15.3
Other	4,949	1.0	8,178	1.6

Total net sales	$515,131	100.0%	$522,162	100.0%

Consolidated net sales for fiscal 2004 increased by $7.1 million, or 1.4%, to $522.2 million from $515.1 million in fiscal 2003. The increase was primarily due to expanded use of Internet partnerships and a recovery in business-to-business sales in the Harry and David Direct Marketing segment, a full year of sales from 32 stores open for only a partial year in fiscal 2003 in the Harry and David Stores segment and growth in net sales in the Other category, primarily from sales through the Harry and David wholesale channel. These increases were partially offset by lower sales from reduced demand in the Jackson & Perkins segment due to decreased catalog circulation and a reduction in non-rose perennial sales in direct marketing, as well as lower wholesale rose sales.

Harry and David Direct Marketing segment net sales increased $1.9 million, or 0.6%, to $314.1 million in fiscal 2004 from $312.2 million in fiscal 2003. The increase was primarily due to the combination of expanded use of Internet partnerships, a recovery in business-to-business sales and a small increase in catalog circulation. Net sales from Internet partnerships include Internet portals, affiliates (referral sites), key word search (e.g. gift baskets, fruit gifts) and other partnerships. These net sales more than offset the effects of the strategy implemented in fiscal 2003 and which continued to a lesser extent in fiscal 2004, which aimed at improving operating profit through reduced advertising expense. Use of this strategy in both fiscal 2003 and fiscal 2004 reduced net sales and expenses and resulted in a reduction in the size of our customer database from fiscal 2003. As a result, management concluded that this strategy was not sustainable in the long-term and discontinued it during fiscal 2004.

Harry and David Stores segment net sales for fiscal 2004 increased by $7.0 million, or 6.2%, to $120.0 million in fiscal 2004 from $113.0 million in fiscal 2003. The increase was primarily due to the inclusion of a full year of net sales for the 32 stores opened for a partial year-period in fiscal 2003 totaling $6.5 million and the remaining portion of the increase due to merchandising and inventory management improvements made in the latter half of the year by a new store-management team. The new management team emphasized higher quality merchandise, new seasonal products, services such as Baskets by YouSM custom gifts and enhanced delivery services for individual customers and business-to-business clients. As a result of these changes, comparable store sales increased from the prior period by 1.7% in fiscal 2004 compared to a decrease of 8.1% in fiscal 2003. A store becomes comparable in the first fiscal month after it has been open for a full twelve fiscal months, at which point its results are included in comparable sales comparisons. When a store’s square footage has been changed as a result of reconfiguration or relocation in the same mall or retail complex, the store continues to be treated as a comparable store.

Jackson & Perkins segment net sales decreased $5.1 million, or 6.0%, to $79.9 million in fiscal 2004 from $85.0 million in fiscal 2003. The decrease was mainly due to reductions in sales in both the direct marketing and wholesale channels. Direct marketing net sales, which include catalog, Internet and outbound telemarketing net sales, decreased $1.7 million or 3.7%, to $44.6 million in fiscal 2004. This decrease in direct marketing net sales was primarily due to a 2.9% decrease in catalog circulation, and a $1.4 million decrease in non-rose perennial plant sales. Competition in non-rose perennial plant sales intensified with increased mailing by key direct marketing competitors and the continuing market shift to home improvement retailers. Although rose sales held steady with improving margins, we also experienced growth from gift plants largely offset by a decline in garden décor and accessory products. Wholesale net sales decreased by $3.6 million, or 9.9%, to $32.7 million in fiscal 2004 from $36.3 million in fiscal 2003. This decrease resulted from growing and selling fewer roses, a rose harvest shortfall, container-rose quality problems at one partner site resulting in higher returns and allowances and lower than anticipated royalty income.

Other category net sales increased by $3.3 million, or 65.2%, to $8.2 million in fiscal 2004 from $4.9 million in fiscal 2003. Harry and David wholesale generated net sales of $6.5 million in fiscal 2004, an 85.7% increase over the $3.5 million generated its first full year (fiscal 2003) primarily due to deeper penetration of the department store segment of the wholesale market. Additional net sales included in this other category consist primarily of net sales of commercial grades of pears grown in our orchards. In fiscal 2004, these other net sales totaled $1.6 million, an increase of $0.2 million over fiscal 2003.

Cost of goods sold.  Our cost of goods sold increased $6.7 million, or 2.3%, to $295.7 million in fiscal 2004 from $289.0 million in fiscal 2003. Cost of goods sold as a percentage of consolidated net sales was 56.6% in fiscal 2004 as compared to 56.1% in fiscal 2003. Cost of goods sold as a percentage of net sales was essentially flat in the Harry and David Direct Marketing segment, but increased in all other categories, including the other category, in fiscal 2004 due to a higher excess and obsolete inventory reserve, unfavorable orchard yields of pears and peaches, unfavorable rose yields and increased markdowns in the Harry and David Stores segment to liquidate discontinued merchandise.

Selling, general and administrative expenses.  In fiscal 2004, selling, general and administrative expenses increased $6.7 million, or 3.2%, to $212.0 million in fiscal 2004 from $205.3 million in fiscal 2003. Selling, general and administrative expenses as a percentage of consolidated net sales were 40.6% in fiscal 2004 as compared to 39.9% in fiscal 2003. The increase in selling, general and administrative expenses in fiscal 2004 was primarily due to a $1.6 million increase in store impairment charges in the Harry and David Stores segment of $1.9 million, a full year of selling, general and administrative expenses totaling $3.7 million for the 32 stores opened in fiscal 2003 and a $4.2 million increase from a reclassification of expense from cost of goods sold relating to transfers of certain administrative functions to YCI and an $0.4 million decrease in other expenses. This was partially offset by a $2.5 million decrease related to a reserve booked in fiscal 2003 for potential sales and use tax exposure.

Long-lived assets, including fixed assets and intangible assets with finite useful lives, are evaluated periodically for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. If the sum of the undiscounted future cash flows is less than the carrying value, we recognize an impairment loss measured as the amount by which the carrying value exceeds the fair value of the asset. In fiscal 2004, we recognized the following impairments:

•	$1.9 million for seven stores in the Harry and David Stores segment;

•	$1.2 million of architect and engineering planning costs incurred for capital projects cancelled in fiscal 2004; and

•	$0.2 million related to underperforming orchard blocks where the trees were removed.

In fiscal 2003, we recognized an impairment charge of $0.3 million relating to a store closing.

Other (income) expense.  We had other income of $(4.4) million in fiscal 2004 as compared to other expense of $1.9 million in fiscal 2003. This difference resulted primarily from the receipt of proceeds from the settlement of litigation against a vendor for a net of $3.7 million income and proceeds from the demutualization of a company life insurance policy of $1.0 million in fiscal 2004. Additionally, a $1.0 million impairment write-down was recognized in fiscal 2003.

EBITDA.  EBITDA increased approximately $0.3 million, or 0.8%, to $36.7 million in fiscal 2004 from $36.4 million in fiscal 2003. For an explanation of why management believes EBITDA is a useful measure for understanding our results of operations and a reconciliation of EBITDA to the most comparable GAAP measure, see footnote (4) to “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data.”

Income taxes.  The provision for income taxes for fiscal 2004 was $8.1 million, reflecting an effective tax rate of 42.8%, as compared to $8.6 million in fiscal 2003 reflecting an effective tax rate of 45.7%. The 2.9% decrease in the effective tax rate is due to higher state income taxes recorded in fiscal 2003. At the end of fiscal 2004, the net current deferred tax liability was $42.5 million and the net long-term deferred tax liability was $7.9 million.

Liquidity and Capital Resources

Cash Flows from Operating Activities

Cash provided by operating activities totaled $31.6 million in fiscal 2005 compared to $29.9 million in fiscal 2004 and $23.0 million in fiscal 2003. The $1.7 million increase from fiscal 2004 to fiscal 2005 was primarily due to $8.2 million higher accounts payable due to the effect of establishing stand-alone working capital accounts following the June 17, 2004 acquisition, pension accruals of $2.7 million as a result of the split from the predecessor plan, $1.3 million in higher deferred revenue from increased direct marketing sales specifically from the Harry and David Direct Marketing segment and an increase of the amortization of deferred financing costs of $3.0 million and a write-off of financing costs of $8.0 million due to the change in the debt structure of the company following the acquisition. These increases were offset by a decrease in net income of $15.2 million, and cash used for inventory of $5.5 million for the start of the production season. The increase in cash provided by operating activities from fiscal 2003 to fiscal 2004 was due primarily to increased net earnings of $0.6 million, a $3.0 million receipt of a litigation claim receivable, and a $5.2 million change in deferred taxes.

Cash Flows from Investment Activities

Cash used in investment activities totaled $14.7 million in fiscal 2005, compared to $15.9 million in fiscal 2004 and $23.7 million in fiscal 2003. Cash used in investing activities totaled approximately $2.0 million for the combined thirteen weeks ended June 26, 2004 and approximately $226.1 million for the thirteen weeks ended June 25, 2005. Capital expenditures in fiscal 2005 consisted primarily of $4.9 million of upgraded and replacement information technology infrastructure, $1.5 million to redesign and improve our e-commerce system, $1.4 million to modernize our stores’ point-of-sale system, $0.7 million for orchard development and other smaller projects. Capital expenditures in fiscal 2004 were primarily for the $9.3 million investment in a new call center facility and increased fulfillment capabilities and $2.7 million for orchard development. Capital expenditures in fiscal 2003 consisted primarily of an $11.2 million investment in stores, primarily for the opening of 32 new stores, $4.0 million for increased manufacturing capacity and capability, $3.6 million for orchard development and $2.4 million toward the initial construction of the new call center facility and increased fulfillment capabilities. These investments were financed from cash flows from operations and borrowing under our former informal borrowing arrangement with YCI.

We currently expect our capital expenditures to be approximately $17.0 million for fiscal 2006, primarily for website upgrades, information technology infrastructure, fruit processing and storage capacity, stores infrastructure and maintenance of our existing infrastructure. However, our capital expenditures may be different than currently anticipated depending upon the size and nature of new business opportunities and actual cash flows generated by our operations.

Cash Flows from Financing Activities

Cash used in financing activities totaled $15.7 million in fiscal 2005 compared to $14.9 million in fiscal 2004 and $0.3 million provided in fiscal 2003. Cash used in financing activities totaled $268.9 million for the thirteen weeks ended June 25, 2005 compared to $14.0 million for the combined thirteen weeks ended June 26, 2004. In fiscal 2005, the $245 million cash proceeds from the issuance of our senior notes in February 2005 was more than offset by debt repayments, including the repayment of our net operating loss loan in the amount of $13.9 million and the repayment of our term loan of $155 million, payment of fees and expenses associated with the offering of the senior notes and the debt repayments of $9.5 million and the return of capital of $82.6 million to our stockholders. The $14.9 million of cash used in financing activities in fiscal 2004 related to excess cash generated by operating activities, which was used to make payments to YCI under our informal credit arrangement. The decrease in cash flows from financing activities in fiscal 2004 compared to fiscal 2003 was due primarily to a higher level of excess operating cash that was required to be deposited with YCI under the former informal borrowing arrangement. The increase in cash for the thirteen weeks ended June 26, 2004 and June 25, 2005 was primarily related to the acquisition financing.

Historical Borrowing Arrangements

Historically, Harry & David Operations Corp.’s principal sources of liquidity were cash provided by operations and funds available for borrowing under its informal borrowing arrangement with YCI. Borrowings under the informal borrowing arrangement with YCI were used to finance working capital and investing activities.

Amounts outstanding under the informal borrowing arrangement accrued interest at the one-month LIBOR rate as of the first business day of the month plus 30 basis points (1.39% as of March 27, 2004). The rate was applied to the outstanding payable balance based on the actual number of days in the month divided by 360. Additionally, on a daily basis, Harry & David Operations Corp. deposited excess funds with YCI. These deposits were applied to the balance of any borrowings from YCI under the informal borrowing arrangement. On any net receivable balance, Harry & David Operations Corp. earned interest from YCI at the same interest rate as it would have paid to YCI if it had a net liability balance payable to YCI at that time. All outstanding receivables owing to Harry & David Operations Corp. under the YCI borrowing arrangement were repaid in connection with the acquisition of Harry & David Operations Corp.’s common stock by us and all intercompany debt was forgiven.

Current Borrowing Arrangements

Since the acquisition, our principal sources of liquidity have been available cash, cash flows from operations and borrowings under the $125.0 million revolving credit facility entered into by our subsidiary, Harry & David Operations Corp. Harry & David Operations Corp.’s ability to borrow under the revolving credit facility is subject to compliance with the borrowing base and with financial covenants and other customary conditions, including that no default under the facility shall have occurred and be continuing. Borrowings under the revolving credit facility bear interest, at Harry & David Operations Corp.’s option, at either a base rate, based on the higher of the federal funds rate plus 0.5% or the corporate base lending rate of UBS AG, or a Eurodollar rate, based on the rate offered in the London interbank market, plus in each case a borrowing margin determined based on our consolidated leveraged ratio. Due to the seasonal nature of our business, we draw on our revolving credit facility to provide seasonal working capital to support inventory buildup and catalog production in advance of the holiday selling season and for other general corporate purposes. We have consistently generated substantial amounts of cash each holiday selling season. We are required by our banks to pay down the revolving credit facility to zero by the next business day following December 25 of each year. Cash generated during the holiday selling season is also typically used to fund our operations for several months during the post-holiday selling season, until we begin to build inventories and other working capital components again to support our holiday selling season the following year. As of June 25, 2005, we had no borrowings and approximately $4.3 million of letters of credit outstanding under the revolving credit facility. During the first three quarters of calendar 2005, we were in default with respect to certain covenants under our revolving credit facility. Specifically, in connection with our notes offering in February 2005, we paid a return of capital to Wasserstein and Highfields, our stockholders of record at the time, in the amount of $82.63 million, although we were only permitted to make a payment in the amount of $82.60 million under the terms of the revolving credit agreement. Additionally, on June 13, 2005 we assigned our right to receive the payment from YCI relating to a percentage of certain net operating losses of Harry & David Operations Corp. and its subsidiaries to our stockholders of record as of that date, Wasserstein and Highfields (which was paid to them on September 16, 2005). This assignment constituted a violation of the covenant restricting asset sales, resulting in a default under the revolving credit agreement. Further, on July 29, 2005, we changed our name from Bear Creek Holdings Inc. to Harry & David Holdings, Inc. but failed to notify the lenders of this change as required under the revolving credit agreement. As a result of the overpayment, assignment and name change, we were in default under our revolving credit agreement but have since received waivers from the lenders for the excess payment, assignment and name change. As of September 24, 2005, Harry & David Operations Corp. was in compliance with all of the covenants contained in the revolving credit agreement and the indenture governing the outstanding notes.

Harry & David Operations Corp.’s obligations under the revolving credit facility are guaranteed by us and by all of Harry & David Operations Corp.’s existing and future direct and indirect domestic subsidiaries and are secured by first-priority pledges of the stock of Harry & David Operations Corp. and each of the subsidiary guarantors’ equity interests and 65% of the equity interests of any future first-tier foreign subsidiaries, as well as first-priority security interests in and mortgages on all of our, Harry & David Operations Corp.’s and each of the subsidiary guarantors’ respective tangible and intangible property.

The revolving credit facility requires mandatory prepayments upon the receipt of proceeds from certain assets sales, casualty events and debt offerings. The revolving credit facility contains customary affirmative and negative covenants for senior secured credit facilities of this type, including, but not limited to, limitations on the incurrence of indebtedness, asset dispositions, acquisitions, investments, dividends and other restricted payments, liens and transactions with affiliates.

In addition, the revolving credit facility requires that, on a consolidated basis, we meet and maintain certain financial ratios and tests, including a maximum total leverage ratio, minimum interest coverage ratio, minimum fixed charge coverage ratio, minimum total liquidity and maximum capital expenditures. The applicable ratios under each covenant for fiscal 2006 (meaning, our fiscal year ending June 24, 2006) are as follows (terms used are defined in the revolving credit agreement, which may be different from the GAAP definition of those terms), and Consolidated EBITDA as defined in the revolving credit agreement is based on EBITDA subject to further adjustments and differs from the definition of EBITDA used elsewhere in this prospectus:

Maximum Leverage Ratio (Consolidated EBITDA to Total Debt).

Fiscal Quarter	Leverage Ratio
First fiscal quarter of fiscal year 2006	6.75 to 1.0
Second fiscal quarter of fiscal year 2006	5.40 to 1.0
Third fiscal quarter of fiscal year 2006	5.40 to 1.0
Fourth fiscal quarter of fiscal year 2006	5.75 to 1.0

Minimum Interest Coverage Ratio (Consolidated EBITDA to Interest Expense).  2.0 to 1.0.

Minimum Fixed Charge Coverage Ratio (Consolidated EBITDA to Fixed Charges).  1.1 to 1.0.

Limitation on Capital Expenditures.  $19.0 million.

If the aggregate amount of capital expenditures for any fiscal year is less than the amount permitted for such fiscal year (before giving effect to any carryover), then 50% of the shortfall may be added to the amount of capital expenditures permitted for the immediately succeeding fiscal year if the amount expended in such fiscal year would not exceed 150% of the amount permitted for such fiscal year (before any carryover), with carryover to be determined as provided in the revolving credit agreement.

Minimum Total Liquidity.  $15,000,000. For the purposes of the revolving credit facility, “Total Liquidity” is defined as the sum of the “Excess Availability,” as defined under the revolving credit facility, at any time plus our and our subsidiaries, cash and cash equivalents at such time.

Our ability to comply with these covenants and to meet and maintain such financial ratios and tests may be affected by events beyond our control, such as those described under “Risk Factors.” If we do not meet and maintain these financial ratios, we may not be able to borrow and the lenders could accelerate all amounts outstanding to be immediately due and payable which could also trigger a similar right under other agreements, including our indenture.

The revolving credit facility contains customary events of default, including, but not limited to, failure to pay principal, interest or fees, failure of any representation or warranty to be true in all material respects when made or deemed made, defaults under other debt instruments, including under the indenture governing the notes, loss of liens on collateral, invalidity of guarantees and commencement of a bankruptcy or similar proceeding by or on behalf of a credit party and judgments against a credit party.

As of September 23, 2005, we amended the revolving credit agreement to amend the definitions of “Consolidated EBITDA” (to allow for additional adjustments), “Consolidated Fixed Charges” (to amend the calculation thereof), “Consolidated Interest Expense” (to allow for additional exclusions) and “Excess Cash Flow Prepayment Amount” (to clarify the calculation). We also amended the covenant restricting capital expenditures to increase the limit from $18.3 million to $19.0 million for fiscal 2006 and to increase the permitted capital expenditure amount for each year thereafter. The amendment also allows us to redeem through March 2007 an additional amount of notes than was previously permitted under the credit agreement and allow us to pay the one-time termination fee to Wasserstein and Highfields in connection with terminating our management agreement with a portion of the net proceeds of the proposed initial public offering.

In February 2005, Harry & David Operations Corp. sold $70.0 million aggregate principal amount of its floating rate notes due 2012 and $175.0 million aggregate principal amount of the outstanding senior notes due 2013. The notes are senior unsecured indebtedness and are guaranteed by us and by all of Harry & David Operations Corp. current and future domestic subsidiaries and rank equal in right of payment with all other unsubordinated, unsecured indebtedness of the issuer and each guarantor. Interest on the floating rate notes is payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year at a rate equal to the three-month LIBOR rate plus 5.0%. Interest on the senior notes is payable semi-annually in arrears on March 1 and September 1 of each year at a rate equal to 9.0% per annum.

The notes are redeemable in whole or in part, at Harry & David Operations Corp.’s option, at any time on or after March 1, 2007, in the case of the floating rate notes, or after March 1, 2009, in the case of the senior outstanding notes, in each case, at specified redemption prices. Harry & David Operations Corp. may also redeem the notes at any time prior to March 1, 2007, in the case of the floating rate notes, and March 1, 2009, in the case of the senior notes, at a price equal to 100% of the principal amount plus a make-whole premium. If certain conditions are met, up to 35% of the aggregate principal amount of each series of the notes may be redeemed using the net proceeds of a qualified equity offering of Harry & David Operations Corp.’s or our common stock, prior to March 1, 2007, in the case of the floating rate notes, and prior to March 1, 2008 in the case of the senior notes, at specified redemption prices. We intend to use a portion of the net proceeds of this offering to redeem up to $24.5 million of the floating rate notes and $61.3 million of the senior notes in each case, including accrued and unpaid interest and the applicable premium.

The indenture governing the notes contains various restrictive covenants and events of default applicable to Harry & David Operations Corp. and its restricted subsidiaries similar to those contained in our revolving credit facility. Our ability to incur debt is based on a ratio of Consolidated Cash Flows to fixed charges with EBITDA after giving effect to certain of the items described in footnote (2) to “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data” These limitations however are subject to a number of exceptions and qualifications. Consolidated Cash Flows, as defined in the indenture, is based on EBITDA with certain adjustments, and differs from the definition of EBITDA used elsewhere in this prospectus and from the definition of EBITDA used in our revolving credit facility.

Our debt service requirements consist primarily of interest expense on the notes and on any future borrowings under our revolving credit facility. Our other short-term cash requirements are expected to consist mainly of cash to fund our operations, capital expenditures, cash payments under various operating and capital leases and repayment of any borrowings under our revolving credit facility, as described below under “—Contractual Obligations.”

Although we do not have an extensive history of acquisitions, we may make acquisitions in the future. We expect to finance any future acquisitions using cash, capital stock, debt securities or the assumption of indebtedness. However, the restrictions imposed on us by the agreements governing our debt outstanding at the time may affect this strategy. In addition, to fully implement our growth strategy and meet the resulting capital requirements, we may be required to request increases in amounts available under our revolving credit facility, enter into new credit facilities, issue new debt securities or raise additional capital through equity financings. We may not be able to obtain an increase in the amounts available under our revolving credit facility on satisfactory terms, if at all, and we may not be able to successfully complete any future bank financing or other debt or equity financing on satisfactory terms, if at all. As a result, our ability to make future acquisitions is uncertain. We may also incur expenses in pursuing acquisitions that are never consummated.

Based upon our current operations and historical results, we believe that our cash flow from operations, together with available cash and borrowings under our revolving credit facility, will be adequate to meet our anticipated requirements for working capital, capital expenditures, lease payments and scheduled interest payments and to fund our future growth for the next 12 months. To the extent additional funding is required, we expect to seek additional financing in the public or private debt or equity capital markets. We may not be successful in obtaining additional financing, if needed, or if available, any additional financing may not be on terms favorable to us.

In addition, prior to the acquisition, Harry & David Operations Corp. was part of the YCI group of companies and received financing from YCI and its affiliates. Our equity sponsors, Wasserstein and Highfields, are not obligated to provide financing to us as YCI and its affiliates did in the past. If we are unable to obtain the capital we require to implement our business strategy, or to obtain the capital we will require on acceptable terms or in a timely manner, we would attempt to take appropriate responsive actions to tailor our activities to our available financing, including revising our business strategy and future growth plans to accommodate the amount of financing available to us.

Contractual Obligations

The following table presents our contractual obligations, as of June 25, 2005:

	As of June 25, 2005 Payment due by period
	Total	Less than 1 year	1-3 years	4-5 Years	More than 5 years
	(dollars in thousands)
Long-term debt obligations	$245,000	$–	$–	$–	$245,000
Estimated interest payments on long-term debt(1)	167,293	21,821	43,642	43,642	58,188
Capital lease obligations	–	–	–	–	–
Operating lease obligations	89,605	19,662	30,073	21,000	18,870
Purchase obligations	34,124	34,124	–	–	–
Pension obligations	30,982	699	–	–	30,283

Total(2)	$567,004	$76,306	$73,715	$64,642	$352,341

(1)	Excludes interest on borrowings under our revolving credit facility because we are unable to estimate future borrowings.

(2)	Excludes royalty payment obligations, which vary year by year based on actual revenues generated and cannot be estimated at this time.

On a pro forma basis, after giving effect to this offering and the application of proceeds from this offering, long-term debt obligations would have totaled $159.3 million, all of which would have been due in more than five years, and estimated interest payments on long-term debt would have totaled $108.7 million, $14.2 million of which would be payable in less than one year, $28.4 million of which would have been payable in one to three years, $28.4 million in three to five years and $37.8 million of which would have been payable in more than five years. All other contractual commitments would have remained the same as shown in the table above. Because we are unable to predict future LIBOR rates, for purposes of calculating actual and pro forma estimated interest payments, we assumed an interest rate of 8.33% per annum on our floating rate notes for all periods, the applicable interest rate as of June 25, 2005.

Off Balance Sheet Arrangements

Leases

We lease certain properties consisting primarily of retail stores, distribution centers, and equipment with original terms ranging from three to twenty years. Certain of these leases contain purchase options and renewal options for various terms. In addition to minimum rental payments, certain of our retail store leases require us to make contingent rental payments, which are based upon certain factors such as sales volume and property taxes. The contingent rental expense is accrued in each reporting period if achievement of any factor is considered probable.

Total rental expense for all operating leases was as follows:

	Predecessor			Successor
	Fiscal year ended		Period from March 28, 2004 to June 16, 2004	Period from June 17, 2004 to June 26, 2004	Twelve Months Ended June 25, 2005
	March 29, 2003 (Restated)	March 27, 2004 (Restated)
	(dollars in thousands)			(dollars in thousands)
Minimum rent expense	$23,161	$24,326	$4,140	$779	$25,839
Contingent rent expense	374	247	3	(15)	(23)

Total rent expense	$23,535	$24,573	$4,143	$764	$25,816

The aggregate minimum annual rental payments under non-cancelable operating leases in effect at June 25, 2005 were as follows:

Fiscal year	Amount
(dollars in thousands)
2006	$19,662
2007	16,565
2008	13,508
2009	12,189
2010	8,811
Thereafter	18,870

Total	$89,605

Recent Accounting Pronouncements

On February 7, 2005, the Office of the Chief Accountant of the SEC issued a letter to the AICPA expressing its views regarding certain operating lease-related accounting issues and their application under GAAP. In light of this letter, our management initiated a review of its lease accounting and determined that our then-current method of accounting for leasehold improvements funded by landlord incentives or allowances under operating leases (tenant improvement allowances) and our then-current method of accounting for rent holidays were not in accordance with GAAP as interpreted in the recent SEC letter issued to the AICPA. We have restated our consolidated financial statements for fiscal 2004 and fiscal 2003 to comply with this guidance.

In November 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force (“EITF”) regarding EITF Issue No. 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations. SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires that the results of operations of a component of an entity that either has been disposed of or classified as held for sale should be reported in discontinued operations if: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction, and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. EITF Issue No. 03-13 addresses how companies should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from its ongoing operations and the types of continuing involvement that constitute “significant” continuing involvement. The consensus ratified in EITF Issue No. 03-13 is effective for a component of an entity that is disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004, or earlier if disposed of or classified as held for sale within the company’s fiscal year that includes the date of consensus ratification. We do not expect that the adoption of EITF Issue No. 03-13 beginning in January 2005 will have a significant impact on our consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an Amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. We are currently evaluating the impact of this standard on our consolidated financial statements.

In October 2004, the American Jobs Creation Act, or the Jobs Act, was signed into law. The Jobs Act provides a special deduction with respect to the income of certain U.S. manufacturing activities and a one-time 85% deduction of dividends received for certain foreign earnings that are repatriated, as defined in the Jobs Act. We are currently evaluating the impact of the manufacturing deduction, which may impact our consolidated financial statements as early as the fiscal year beginning June 26, 2005. In December 2004, the FASB issued FASB Staff Position 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004, which allows a company additional time to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings. We do not have foreign operations, and as such do not expect that this aspect of the Jobs Act will have a significant impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures Regarding Market Risk

We are exposed to certain market risks as part of our ongoing business operations, including risks from changes in interest rates and commodity prices, that could impact our financial condition, results of operations and cash flows. We plan to manage our exposure to these and other market risks through regular operating and financing activities and on a limited basis, the use of derivative financial instruments. We intend to use such derivative financial instruments as risk management tools and not for speculative investment purposes.

Interest Rate Risk

Interest on our floating rate notes and on our borrowings under the revolving credit facility accrue at variable rates based on LIBOR and the federal funds overnight rate, among other things. Assuming we were to borrow the entire amount available under our revolving credit facility, together with the floating rate notes, a 1% change in the interest rate on our variable rate debt would result in a $1.95 million corresponding effect on our interest expense on an annual basis. The interest rates on our variable rate long-term debt will reflect the market rate of the outstanding floating rate notes sold in the February 2005 offering, and therefore the carrying value of our variable rate long-term debt is expected to approximate fair value.

Commodity Risk

We have commodity risk as a result of some of the raw materials we utilize in our business, including paper for our catalog operations, corrugated packaging for our shipping needs, chocolate, butter fat, sugar and cheese used to produce some of our products, and fruit that we do not grow ourselves. Although we do not enter into formal hedging arrangements to mitigate against commodity risk, we do ensure that we have multiple sources for these commodities.

INDUSTRY

We compete in the large, fragmented and growing U.S. markets of the flower, card and gourmet food gift, specialty food, and the outdoor living industries. We believe that the industries in which we compete have attractive long-term outlooks and will provide us an opportunity to grow our core businesses.

U.S. Flower, Card and Gourmet Food Gift Industry

Market researchers estimate that the U.S. flower, card and gourmet food gift segment of the total U.S. gifting industry is approximately $46 billion in size, based on 2004 retail sales.

The U.S. flower, card and gourmet food gift industry is serviced through direct marketing (catalogs and Internet), as well as retail stores and wholesale distributors. Research has shown that because a high percentage of online and catalog customers have demonstrated a propensity to make in-store purchases and vice-versa, multi-channel retailers are well-positioned to gain an increased share of customer gift spending, thereby increasing overall product sales.

According to Unity Marketing, gifting retailers touch two target segments – the person who buys the gift and the person who receives it. For marketers, gifting has all the advantages and the promotional marketing power of sampling and word-of-mouth, but gifting magnifies and intensifies that power through the unique emotional connection between the giver and the recipient and therefore has the potential for exponential marketing.

Future Trends.  We believe the long-term outlook for the gift, flowers and card industry is attractive. We expect that the fundamental dynamics for long-term growth in the U.S. flower, gift and gourmet food gift industry will benefit us for the following reasons:

•	Increased Online Retailing. According to Unity Marketing, the Internet is expected to become a more popular source for gift shopping, as it maximizes the shoppers’ ability to find what they want easily and offers a wide selection of gifts. Forrester Research and Shop.Org estimate that online sales increased 36% in 2004 to $3.7 billion and are projected to grow by 30% in 2005. Overall online sales are expected to account for approximately 6.5% of retail sales in 2004. Online penetration for flowers, cards and gourmet food gifts has increased from approximately 3% in 2002 to approximately 8% in 2004 and is expected to increased to 10% in 2005.

•	Aging Population. Unity Marketing and our own research indicates that the peak gift spending ages are between 45 and 54 years old as individuals in this age range have more personal and business relationships and the financial means to increase their gift spending. Driving a growing gifting market is the consumers’ need to connect in a more meaningful and emotional way with those they value and care about.

•	Opportunities for Cross-Channel Marketing. Unity Marketing and the National Association for the Specialty Food Trade research indicate that as more consumers turn to the web for gifts, they have become more comfortable buying items such as gift baskets and gourmet foods. Unity Marketing studies have found that a high percentage of online customers have demonstrated a propensity to make in-store purchases and vice-versa, allowing well-positioned retailers to market both gift and other category products to consumers through multiple channels, thereby increasing overall product sales.

U.S. Specialty Foods Industry

According to the National Association for the Specialty Food Trade research, the U.S. market for specialty food products had annual retail sales of approximately $25 billion in 2004. The specialty food products industry is comprised of several segments in which we compete including coffee and tea, confectionery and desserts, condiments and sauces, candy and snacks, nuts and dried fruits and jams.

Future Trends.  We believe the long-term outlook for the gourmet and specialty foods industry is favorable for the following reasons:

•	Mainstream Consumers are Demanding Higher Levels of Quality and Taste. Mainstream consumers in the U.S. in the specialty food industry are demanding higher levels of quality and taste as they are increasingly exposed to fine foods through restaurants, travel abroad and through celebrity chefs, whose creations are increasingly featured in television programs, cookbooks, mainstream magazines and lines of specialty food products.

•	Growing Number of Consumers Perceive Specialty Foods as an Affordable Treat. Data from research for specialty products and brands show that although gourmet foods hold the highest appeal to the highest income groups, there are strong pockets of interested consumers in more moderate income brackets. Consumers are also willing to spend more for high quality convenience foods.

•	Distribution Channels for Marketers are Continuing to Expand. Although upscale channels such as gourmet/specialty shops and fine department stores have historically generated the majority of gourmet product sales, currently a greater portion of sales are taking place in mass-market stores (e.g., supermarkets, drugstores, mass-merchandisers), convenience stores, warehouse clubs and a wide array of other channels, including the Internet. A broad spectrum of retailers are attracted to gourmet and specialty foods because they carry high margins, produce impulse sales and attract consumers who tend to spend more on other products in the store.

U.S. Outdoor Living Industry

The U.S. outdoor living industry is comprised of outdoor live plant materials, outdoor equipment and accessories and outdoor living services. According to a report by Unity Marketing, the United States market for outdoor living products had annual sales of $66 billion in 2004. Annual sales in this market are projected to reach approximately $89 billion by 2010.

This market segment promises to be among the more rapidly growing sectors in the consumer economy over the next five years as consumers’ homes become the hub for personal and social activities, leading to an increased importance in gardening and landscaping design.

Future Trends.  We believe the future long-term outlook for the outdoor living sector remains positive. The macro trends for long-term growth in the U.S. outdoor living industry, as well as the broader lawn and garden industry, include:

•	Aging Population. The U.S. population as a whole is aging, with the percentage of the population aged 45 and older to grow by approximately 10% by 2010. The best prospects and greatest spenders in this segment are homeowners 45 to 54 with income over $75,000, living in western states.

•	Increased Home Ownership. There has been a trend towards increased home ownership over the past several years. According to statistics released by the Department of Commerce, the rate of home ownership has increased from approximately 64% in 1992 to approximately 68% in 2002.

•	Gardening is a Favorite Hobby of Americans. Research has shown that gardening is one of the most popular pastimes for adults in the U.S. Approximately 75% of U.S. households participate in gardening activity.

BUSINESS

Overview

We are a leading multi-channel specialty retailer and producer of branded premium gift-quality fruit and gourmet food products and other gifts marketed under the Harry and David® brand, and premium rose plants, horticultural products and gifts, and other premium home and garden décor products marketed under the Jackson & Perkins® brand, based on net sales. Our signature Harry and David® products include our flagship Royal Riviera® pears and our Fruit-of-the-Month Club®, and our signature Jackson & Perkins® products include our award-winning premium hybrid roses, as well as patented and exclusive Simplicity®, Ronald Reagan® and Princess Diana® roses. Our marketing channels include direct mail, the Internet, business-to-business and consumer telemarketing, our Harry and David® stores and wholesale distribution through select retailers.

We have been able to expand our marketing channels and grow our net sales virtually every year over the past three decades, including through several economic cycles. We have done so by focusing on the strength and unique positioning of our brands and through strong customer loyalty.

We grow, manufacture, design or package products that account for the significant majority of our sales annually. In addition, we have created a substantial and scalable state-of-the-art infrastructure through recent significant capital expenditures in our production, fulfillment and distribution capabilities, our information technology systems, and our retail stores network. Our vertically integrated operations allow us to efficiently manage our costs, quality assurance, manufacturing flexibility and inventory. As a result, we believe our integrated operations and extensive infrastructure, together with the strength of our brands, signature products, and our proprietary customer and gift-recipient database, create significant barriers to entry for potential new competitors.

The following chart sets forth our net sales contribution for fiscal 2005 for our three operating segments (Harry and David Direct Marketing, Harry and David Stores, and Jackson & Perkins), as well as for the three marketing channels within the Harry and David Direct Marketing segment. The chart also sets forth information for our “Other” category, which primarily includes sales from our Harry and David® wholesale business.

Our Competitive Strengths

Well-Positioned Premium Brands with Broad Appeal.  The Harry and David® and Jackson & Perkins® premium brands are among the most recognized names in U.S. direct marketing. According to a survey conducted by Harris Interactive, nearly 60% of Americans with income over $75,000, our target market, are aware of the Harry and David® brand. We have strategically positioned each brand across multiple marketing and distribution channels for long-term growth.

Loyal Customer Base with Attractive Demographics.  We have a loyal customer base with approximately 70% of Harry and David® direct marketing net sales having been generated by repeat purchasers during the last 10 years. Our typical individual customers tend to be affluent, well-educated, discerning and brand-responsive women. Because the median household income of this target group is more than twice the 2003 U.S. average, our typical individual customers, and in particular our Harry and David® customers, have historically been less affected by economic cycles. Our business customers are small and medium-sized businesses, as well as large corporations. Both our individual and corporate customers tend to place larger-than-industry-average orders and have a high propensity to repurchase.

Proprietary and Diverse Product Offerings.  We focus on offering distinctive and premium foods, gifts and horticulture products, specializing in “best-in-class” and “hard-to-find” products, rather than competing with products that are mass-marketed. For example, our flagship Harry and David® product, the Royal Riviera® pear (the Comice variety), is a highly prized and distinctive fruit of limited supply. In addition, we have nearly 250 patented varieties of Jackson & Perkins® award-winning hybrid roses, which are complemented by a wide variety of perennials, bulbs and gift plants. Each season we introduce new or refreshed products across all marketing channels in order to attract new and repeat customers. By focusing on offering a diverse yet proprietary assortment of products, we create loyal relationships with customers who purchase products not only for gift-giving occasions, but also for everyday consumption.

Vertical Integration.  We grow, manufacture, design or package products that account for a significant majority of our sales. We believe that our vertical integration allows us to maintain a high degree of control over product quality compared with that of our competitors as we rely less heavily on third-party suppliers, particularly during peak periods. In addition, our vertical integration generally lowers our product sourcing costs, allows us to optimally adjust the assortment of products we offer and enables us to adjust product inventory levels quickly to respond to changes in customer demand.

High Barriers to Entry.  Our vertically integrated operations, strength of our brands, customer loyalty, signature products, expertise in producing and delivering perishable items and expertise in extrapolating relevant customer information and marketing create high barriers to entry. We have created a substantial and scalable state-of-the-art infrastructure through recent significant capital expenditures in our production, fulfillment and distribution capabilities, our information technology systems, and our retail stores network, which we believe would be very costly for a competitor to replicate. In addition, over the past 40 years we have built and maintained a proprietary database of over 47 million customers, gift recipients and inquiries. This database is integrated across all of our retail sales channels, which we believe would be difficult for a competitor to replicate in a timely and cost-efficient manner.

Our Growth Strategy

We intend to grow each of our businesses profitably by continuing to execute the following growth strategies:

Promote Our Premium Brands.  We intend to increase our investment in our Harry and David® and Jackson and Perkins® premium brands to promote a consistent brand message and enhance the customer’s experience across all of our channels. We intend to continue to increase new product development, product usage and catalog circulation, enhance packaging, catalog and website design and expand our Internet presence. To encourage customer usage, we intend to increase product sampling in our direct marketing channel by offering our customers selected popular products at reduced prices and providing free gift cards to our Harry and David direct market consumers which may also be redeemed at our Harry and David retail channels. We also intend to expand our wholesale presence, enhance the format and visual presentation of our retail stores and increase targeted advertising and promotional events. We believe, based on our prior results with similar investments, that these investments will lead to greater brand awareness, product usage and customer loyalty.

Expand Our Catalog Initiatives.  Catalogs have historically been, and continue to be, our primary marketing tool. We plan to continue to expand the assortment of products we offer, increase the number of pages in our catalogs and increase the frequency and timeliness of customer mailings. We also plan to increase catalog circulation to prospective gift recipients and consumer and business lists to generate new customers. These tactics are designed to stimulate increased sales across our catalog, Internet and store channels, and to encourage higher annual response and retention rates per customer.

Increase Internet Sales.  Through our Internet channel, we intend to increase our market share of last minute gift-giving sales and enhance our brand awareness. We intend to accomplish this by expanding our Internet joint marketing agreements with strategic online partners to acquire new customers and to continue to use email communications to increase sales to existing customers. We also intend to continue to use the Internet channel to cost efficiently manage inventory and to test and evaluate new product categories.

Grow Business-to-Business Sales.  We intend to promote and grow business-to-business sales by focusing on customized corporate catalogs and websites, increasing our dedicated direct sales force and increasing catalog circulation to business customers and lists. We intend to expand upon our existing relationships with recent large business-to-business customers to aggressively pursue new business from other large corporations as well as from our traditional base of small and medium-sized business customers by using these past relationships as marketing references and as examples of our product and service solutions to meet their gifting and promotional needs.

Capitalize on Proprietary Database.  We maintain a proprietary database with information on over 47 million customers, gift recipients and inquiries (e.g., individuals who have made an inquiry regarding our products). This database of information is integrated and shared across all of our direct marketing and stores sales channels. However, customers, gift recipients and inquiries in more than one year by the same person or within a channel or across channels by a single person are counted only once. We intend to continue to use the information in this database to target specific existing and potential new customers and to customize content pages and product assortments. We also combine this information with in-house research to identify prospective product line extensions. We will continue to expand our proprietary customer recipient list software, manage catalog size and mailing frequency and use targeted promotions to optimize customer segment profitability. Additionally, we plan to continue to extract relevant information from our database to drive store traffic and increase sales across our marketing channels.

Increase Store Sales per Square Foot.  We intend to increase the sales and productivity of our Harry and David® stores by expanding our store product offerings, enhancing in-store creative merchandising and optimizing our store portfolio. We are expanding our store product categories while continuing to update our existing product offerings. Recent new or expanding product categories include wine, oil and vinegars, luxury chocolates, as well as tabletop, serveware and holiday décor. We plan to enhance our creative merchandising and advertising through improved in-store signage and product packaging, as well as through expanded in-store promotions, product samplings and tasting events. We are optimizing our store portfolio by completing our initiative to close underperforming stores and by continuing to selectively evaluate new outlet store opportunities. Further, we are upgrading selected specialty stores to test a new interior design intended to improve store layout and product presentation, increase store traffic and increase the number of browsing customers converted to purchasing customers.

Broaden Reach of Harry and David® Wholesale.  We intend to grow our wholesale business by capitalizing on the broad appeal of our products. We intend to continue to focus on developing relationships with retailers who are leaders in their respective classes of trade and who provide access to a large number of consumers, many of whom are attractive prospective Harry and David customers. By doing so, we expect not only to increase wholesale sales but to also attract consumers to our other marketing channels. Additionally, we intend to increase the range of proprietary products sold in this channel by expanding the portfolio of snack items and by adding new items such as condiments and preserves.

Increase Jackson & Perkins Profitability.  We intend to grow the sales and profitability of the Jackson & Perkins direct marketing business by increasing our investment in catalog circulation and Internet marketing, extending the Jackson & Perkins® brand to the garden, outdoor living and home décor product categories, and expanding our successful gift business. We also intend to increase sales and improve the profitability of Jackson & Perkins’ wholesale business, primarily through improved marketing strategies of our Jackson & Perkins catalog, enhanced packaging and point-of-sale materials and continued optimization of our rose growing practices.

History

Harry & David Holdings, Inc. (formerly known as Bear Creek Holdings Inc., formerly known as Pear Acquisition Inc.) was incorporated in March 2004 in Delaware solely for the purpose of acquiring Harry & David Operations Corp. (formerly known as Bear Creek Corporation). In 1910, Sam Rosenberg bought Bear Creek Orchards, 240 acres of pear orchards near Medford, Oregon that were established in 1886. In 1914, his two sons, Harry and David Holmes, developed a market for their prized Comice pears in the hotels and restaurants of Europe. With their business buffeted by the Great Depression, the two brothers developed the idea of selling their pears through mail order to customers in the United States. In 1934, the brothers made a trip to New York to advertise the pears to captains of industry as the ideal business gifts, launching the Harry and David® brand as a premier direct marketer of gift-quality fruit.

Since 1934, we have expanded our Harry and David product offerings beyond pears to include gourmet food and other gift products and have also expanded our distribution through stores and the Internet, as well as through the wholesale channel. In 1936, we began our first Fruit-of-the-Month Club® sales. Through the years, our Harry and David business has evolved into a successful multi-channel specialty retailer and producer of branded gift-quality fruit, gourmet food and other gift products. In 1993, we created the Harry and David stores division, with the launching of our outlet store platform, followed by the opening of our first specialty stores in 1999. In 1996, we launched our Harry and David® website and in 2001, we launched our Harry and David wholesale channel. As our market potential and sales expanded and demand for our products has grown, we have steadily invested in orchards and infrastructure to support our growth.

The Jackson & Perkins® brand was founded in 1872 and acquired by Harry & David Operations Corp. in 1966. We have built Jackson & Perkins into the nation’s largest grower and marketer of patented and unpatented premium rose plants, with nearly 250 registered patents.

Harry & David Operations Corp. (formerly known as Bear Creek Corporation) completed an initial public offering of its common stock in 1976, 42 years after the Harry and David direct marketing business was founded. In 1984, RJR Nabisco, Inc. acquired Harry & David Operations Corp. In 1986, RJR Nabisco, Inc. sold the business to Shaklee Corporation. In 1989, Yamanouchi Pharmaceutical Company Limited, YCI’s parent company, acquired Shaklee and Harry & David Operations Corp. We purchased Harry & David Operations Corp. on June 17, 2004.

Harry and David®

Under the Harry and David® brand, we grow, manufacture, design, market and package, through multiple channels, gift-quality fruit, such as our flagship Royal Riviera® pears and Fruit-of-the-Month Club®, exclusive specialty food products and other gifts such as Moose Munch® caramel and chocolate popcorn snacks and packaged gift baskets, as well as other gourmet confections, specialty foods and décor accessories. Harry and David® products are sold through our catalog, the Internet, business-to-business and consumer telemarketing, stores and our wholesale channel.

Direct Marketing

We offer a wide variety of gift-quality fruit and exclusive specialty foods and other gifts through our Harry and David catalog, the Internet and our business-to-business and consumer telemarketing. We update our product line seasonally with a goal of having new products represent approximately 10% to 15% of our Harry and David sales. Our highly-prized and distinctive Royal Riviera® pears are available in only limited supply and are included in a significant portion of our products sold. In fiscal 2005, we believe that our enhanced direct marketing efforts such as increasing catalog circulation, increasing Internet advertising and lowering product delivery rates for our current and prospective customers, led to an increase in our existing customer retention rates and added a record number of new customers and recipient names to our proprietary customer and recipient database. Based on our internal evaluations and our customer surveys, we believe that these efforts have contributed to record annual direct marketing sales in fiscal 2005, and our highest annual sales growth for the holiday selling season since fiscal 2001. Our Internet and business-to-business operations have been the fastest growing parts of our Harry and David direct marketing business.

Catalogs.  Our catalogs have historically been and continue to be our primary marketing tool for both existing and new customers and help to generate the majority of our orders and sales in each of our direct marketing channels. Harry and David catalogs have consistently been voted best in their class by peer companies and have won Awards for Excellence from Multichannel Merchant, an industry publication, in each of the last 11 years. The awards, which are based on factors including catalog design, quality of photography and copy, customer response rate, order size and overall profitability, are some of the most prestigious in the catalog industry. We intend to continue to refresh and update our catalog layout and design to continue to increase customer response rate.

For each customer in our database, we maintain an active marketing and purchasing history dating back, in some cases, over 40 years. Through sophisticated techniques to extrapolate relevant purchasing and customer information that we have developed internally over the years, we model a customer’s product affinity and propensity to respond to future catalog circulations. We then develop a detailed circulation plan for each catalog mailing, combining sophisticated list segmentation based on the data mined. For prospective customers, we employ a similar strategy based on names and information that we rent from or exchange with independent third parties. In fiscal 2005, we circulated approximately 94 million Harry and David catalogs, an increase of approximately 8% over the prior fiscal year. We introduced a record number of new products, increased the number of pages in the catalogs circulated to our best customers, and circulated our holiday selling season catalogs at a later date than in past years in an effort to capture a larger number of last-minute holiday gift purchases. We believe these and other tactics contributed to approximately $25 million of increased revenues in the 2005 holiday selling season, an increase of approximately 9% compared to the prior year.

Internet.  Our Harry and David website, at www.harryanddavid.com, provides a growing and complementary channel to our catalog business that improves customer access and convenience, enables timely communication through email, enhances our market share of last minute gift-giving sales and increases our brand awareness. In fiscal 2005, nearly 40% of all direct marketing orders were placed over the Internet, and approximately 55% of our new customers placed at least one order on our website. Increased Internet orders help lower infrastructure and operating costs as well as customer acquisition expenses compared to catalogs. The Internet channel also enables us to improve inventory management through pricing flexibility and lower operating and customer acquisition costs. We are also able to cost effectively test and evaluate new product categories, such as our recent initiatives—wine gifts, fresh cut flowers and a broader selection of gourmet foods. The Internet also allows us to capture a larger share of our customers’ gifting orders across channels. For example, our recently launched “Same-Day Delivery” program enables Internet customers in locations near our stores to receive “same day” delivery gifts from that store. We believe that our highly recognizable brand name has enabled us to develop partnerships with strategic, online partners with high traffic websites, such as Amazon and MSN. We also have revenue sharing agreements with partner websites such as Upromise and certain airline frequent flyer programs, advertising placement on websites such as Oprah.com, CitySearch and Morningstar and key word search placement on search engine websites such as Google and Yahoo.

Business-to-Business.  We offer business-to-business sales of our products to businesses for use in their corporate gift-giving, incentive and consumer promotional programs throughout the year. We provide our business-to-business customers with a variety of product, packaging and service options, including, but not limited to, previous gift recipient lists, custom or personalized packaging, multiple delivery options, extended payment terms through in-house credit accounts, customized websites and customized greeting and gift cards. Business-to-business customers tend to generate higher average order sizes and become valuable long-term customers. Business-to-business sales also provide another method through which we can promote our brand and reach new customers and gift recipients. Although most of our business-to-business customers are small and medium-sized businesses, we are increasing our focus on larger business-to-business customers. Recent large corporations with which we have developed business-to-business relationships include SBC, Dex Media and Johnson & Johnson. Our contractual relationships with these customers are customarily established for a specified period of time and are tied to a specific selling season or event.

Customer Profile.  Harry and David direct marketing serves both individual and business customers. In fiscal 2005, individuals accounted for the majority of our direct marketing net sales, while businesses accounted for the remaining sales. The top 100 customers in Harry and David direct marketing represented approximately 2.2% of Harry and David direct marketing net sales in fiscal 2005. The vast majority of direct marketing customers purchase Harry and David products for gifts. Our typical Harry and David direct marketing individual customer is an affluent, well-educated, discerning and brand-responsive woman or a corporate gift giver. In addition, these customers tend to place orders more frequently and have higher average order sizes compared to the industry average. Our surveys show that our customers buy our products because of quality, convenience, gift selection, past experience with the Harry and David® brand and gifts that are well-received.

Competition.  The U.S. consumer markets for flowers, cards and gourmet food gifts and specialty foods are highly competitive and fragmented. We compete on the basis of product quality, package design, shopping convenience, customer services and previous brand experience. In our direct marketing channel, we compete with each traditional distribution channels, other web-sites, floral and specialty gift direct marketers and catalog companies. Our primary competitors in the U.S. flower, card and gourmet food gift and specialty foods direct marketing industries are 1-800-Flowers.com, FTD.com and Omaha Steaks. Some of our competitors are, and some of our potential competitors may be, larger and have greater financial, marketing and other resources than we have and, therefore, may be able to more efficiently monitor product quality, adapt to changes in customer requirements more quickly, devote greater resources to the marketing, packaging and sale of their products, secure products from vendors on more favorable terms, provide popular products to which we do not have access, fulfill customer orders more efficiently, generate greater national brand recognition or adopt more aggressive pricing policies than we can. Some of our competitors may also have broader product assortments in some categories, other than fruit-based gifts, which may make these competitors less dependent on a single selling season. In addition, increased catalog mailings by our competitors may adversely affect response rates to our own catalog mailings.

Stores

We launched the Harry and David stores division in 1993 and opened our Flagship Country Village store near our headquarters in Medford, Oregon in 1994. Our Harry and David stores extend the Harry and David direct marketing brand presence, increase our access to new customers and provide a platform to capture consumer demand for year-round gifts, self-consumption and entertaining needs. Our core products include signature holiday and seasonal gift items such as boxes of Royal Riviera® pears, Tower of Treats® gifts (stacked gift boxes filled with various products). The stores division also offers an expanded assortment of products for custom-gifts such as Baskets by YouSM, and entertaining needs including a broad assortment of chocolates and confections, snacks, condiments, easy-to-prepare specialty foods, home entertainment products and tabletop and home décor accessories. Furthermore, our stores are a primary channel for facilitating new product development. We update our product line seasonally with a goal to derive 40% to 45% of our store sales from new and updated products. In fiscal 2006, we expect to offer over 600 new or updated products in our stores.

Our outlet stores offer value pricing in self-use packaging along with selections from our core product line sold at full price. Our specialty stores offer gift-ready packaging, our core product line and selected tabletop, home décor accessory and entertainment products, which are sold at full price with periodic promotions. Our flagship Country Village store offers the full line of Harry and David products with expanded offerings and a more extensive fresh fruit, vegetable and gourmet specialty foods and wine selection, sold at full price with periodic promotions, and value pricing for self-consumption products.

In fiscal 2004, we completed the transition to a new management team for our stores. This transition was driven predominately by the underperforming sales and profits in the stores division. Stronger leadership and vision, coupled with the need for improved merchandising and product development, was viewed by senior management as necessary for improving the performance of our stores. Since completing the transition, this new stores management team has launched key initiatives to reinvigorate our product development and merchandising activities. These initiatives included offering new and updated products, improving in-store packaging and signage, expanding in-store customer loyalty and delivery programs, improving inventory management and implementing a new field sales management incentive program. These initiatives have already enabled us to cross-promote our channels. For example, our “We Deliver” program allows our in-store customers to place catalog orders with our stores, and our Internet customers are able to obtain “same-day” delivery of products through our retail stores. In addition to our in-store Baskets By YouSM custom gift program, our Harry and David stores successfully launched a “Preferred Customer” loyalty program in fiscal 2003 designed to capture customer names for marketing across our retail channels provides a mechanism to increase repurchase frequency, average transaction size and improve retention. We have also implemented a successful in-store and direct mail campaign to grow our store customer file. As a result of these initiatives, we have experienced increased comparable store sales for the last 21 consecutive months, through August 2005. Going forward, we plan to continue to expand our store product categories while continuing to seasonally update our existing product offerings. Recent new or expanding categories include wine, oil and vinegar, luxury chocolates, as well as tabletop, serveware and holiday décor. We are also upgrading selected specialty stores to test a new interior design, which is intended to optimize product presentation, increase customer interaction through product demonstrations and sampling, feature our custom gift services, increase store traffic and improve conversion of browsing customers to purchasing customers.

Store Locations.  As of September 1, 2005, in addition to our Country Village store, we operated 83 outlet stores in factory outlet malls and 51 specialty stores in select malls, lifestyle centers and other high traffic shopping areas throughout the United States. The following map sets forth the location of our stores as September 1, 2005:

We are improving the profitability of our store portfolio by completing our initiative to close underperforming stores and selectively evaluating new outlet store opportunities. The stores designated for closure are assessed based on historic profitability and future profit potential. In addition, the location of a store within a shopping center, the size of the store and the consumer demographic are considered. Of the 135 stores open as of September 1, 2005, 8 stores will be closed in fiscal 2006. A total of 14 stores, 3 outlet and 11 specialty stores, had closed in or subsequent to fiscal 2005 but prior to September 1, 2005.

Customer Profile.  Similar to our Harry and David direct marketing customers, Harry and David stores customers are primarily affluent, well-educated, discerning, brand-responsive and family-oriented women. More store customers make purchases for self-use than our Harry and David direct marketing customers who primarily make purchases for gifts. Store customers purchase year-round and more frequently in the non-holiday period than the direct marketing customer and, therefore, provide us with new 12-month buyers to target through the direct marketing channel at a minimal customer acquisition cost.

Competition.  Our Harry and David stores compete on the basis of proprietary, diverse and high quality product offerings and focus on customer satisfaction and gift services. Our primary competitors in the confections sector are See’s Candies, Lindt & Sprüngli (the parent company of Ghirardelli), and Godiva. Our primary competitors in the specialty food and home accessories sector are Williams-Sonoma and Le Gourmet Chef. Some of our competitors are, and some of our potential competitors may be, larger and have greater financial, marketing and other resources than we have and, therefore, may be able to better provide convenient access to their products through having more retail locations and having better locations and larger square footage stores than Harry and David stores. In addition, like our direct marketing competitors, some competitors may more efficiently monitor product quality, adapt to changes in customer requirements more quickly, devote greater resources to the marketing, packaging and sale of their products, secure products from vendors on more favorable terms, provide popular products to which we do not have access, generate greater national brand recognition or adopt more aggressive pricing policies than we can. Some of our competitors may also have broader product assortments in some categories, such as specialty chocolates or home accessories.

Wholesale

Harry and David wholesale was launched in 2001 to further expand our customer reach and brand awareness. Harry and David wholesale focuses primarily on building relationships with leaders in their respective classes of trade. These classes of trade include select club channel retailers, selective mass merchants, department stores, and specialty retailers and grocery accounts. The top ten wholesale customers for fiscal 2005 represented approximately 72% of Harry and David gross product revenues in the wholesale segment in fiscal 2005. Harry and David wholesale’s relationships with its customers provide us access to a large number of consumers, many of whom fit the Harry and David customer profile. Our key wholesale customers include Federated Department Stores, Dillard’s, Borders and Wegmans, and recent customers such as Costco, Target and Home Shopping Network. We expect that these relationships will increase overall wholesale sales by attracting such wholesalers’ customers to purchase in our other retail channels. We also believe that our wholesale relationships increase our brand presence and awareness. Our wholesale division also allows us to produce and sell greater amounts during our non-holiday selling season.

All of the products that we sell through the wholesale channel are branded, proprietary and are packaged appropriately for our retail customers. Harry and David products sold through the wholesale channel include chocolates and confections, such as Moose Munch® caramel and chocolate popcorn snacks and Moose Munch® bars, as well as channel-appropriate gift baskets and other gifts. We believe that the continued expansion of our Harry and David® brand into the wholesale channel through the introduction of new products and selected specialty foods such as snacks, condiments and preserves will be a driver of growth for us going forward.

Confections represent the largest component of the wholesale channel. Therefore, our distribution focus will continue to be on existing products, such as truffles, Moose Munch® caramel and chocolate popcorn snacks and chocolate confections, each offered in a variety of packaging and size configurations. In fiscal 2005, we introduced into the wholesale channel a variety of new everyday use impulse-oriented products for sale at checkout lanes or counters, including chocolate covered fruit, individually wrapped truffles and an expanded range of Moose Munch® caramel and chocolate popcorn snacks package sizes.

Sales and Marketing

We primarily market Harry and David products through our catalogs, the Internet, stores, our wholesale channels and consumer and business telemarketing. We utilize a variety of marketing programs, combined with public and corporate relations, to promote brand awareness, product trial and repeat purchasers.

Marketing.  In order to increase repurchase rates, generate additional sales from existing customers and attract new customers in the Harry and David direct marketing channel, we mailed approximately 94 million catalogs in fiscal 2005, an increase of approximately 8% over the prior year. Additionally, we utilize a variety of Internet advertising programs designed to build brand awareness among consumers and reduce customer acquisition costs. These programs include airline loyalty programs, and affiliate site referrals, advertising placement on websites, such as Oprah.com, CitySearch and Morningstar, search engines websites such as Google and Yahoo.

Business-to-Business Sales.  We maintain a sales force dedicated to developing long-term relationships with our business customers. This team has a wealth of industry experience and strong relationships with key customers. The sales representatives have an average of approximately 12 years of sales experience. We utilize this corporate sales force to supplement our business-to-business, direct marketing and Internet efforts. Our business-to-business sales representatives call on existing business customers to encourage repurchases and prospective customers to develop new relationships. In addition, our sales representatives process business-to-business customer orders and specialize in helping their customers design and place custom orders.

Public and Corporate Relations.  We also utilize public and corporate relations to help promote new products and create brand awareness. The Harry and David® brand has received widespread coverage in newspapers such as the Wall Street Journal, local newscasts and feature segments on the Food Network, the Today Show and Late Show with David Letterman. We intend to continue to attract coverage through additional regional media events and hosted product samplings.

Product Development

We believe that innovative product development allows us to differentiate and strengthen the value of our Harry and David® brand. Product development at Harry and David is driven by customer purchasing trends tracked through our direct marketing channel and our stores, as well as trends in the gourmet and specialty foods and restaurant industries that are monitored through industry exhibitions and publications and subscriptions to trend services. For example, in light of increased interest in fine chocolates, we introduced Royal Chocolates®, which are traditional European-style chocolates, a broad line of truffles and premium chocolate bars, including our Moose Munch® bars. New product designs are initially conceptualized by our merchant/product teams. They are then developed for design review and undergo a quality testing process using internal product teams and/or outside support. Our product packaging is developed by our product design team that ensures that the packaging preserves the product’s integrity through our various distribution channels and the package design is consistent with the Harry and David® brand’s product quality and specialized merchandising requirements. Once new products are sufficiently tested, they are introduced into the appropriate channel. Also, to address the increasing demand for health conscious foods, we introduced a line of sugar-free and organic products. We expect to introduce approximately 600 new and updated products in fiscal 2006.

Production and Manufacturing

We have grown pears at our orchards since our original founding. Currently, we own more than 3,400 acres of land in Oregon, of which approximately 2,900 acres are planted orchards and related infrastructure geographically dispersed throughout Medford and the surrounding area, at varying elevations and micro-climates. This dispersion has historically allowed us to successfully mitigate the risks associated with frost, wind, hail and other storm damage from inclement weather as well as dependence on any particular water source. We also own a 55-acre campus in Medford, which houses our new 69,000 square foot bakery, confectionery and chocolate complex dedicated to the production of baked goods, chocolates and confections, our recently completed state-of-the-art 39,000 square foot year-round call center and various other distribution and storage facilities. Through decades of experience, we have developed proven techniques and expertise in growing and harvesting gift-quality fruit. In fiscal 2005, we harvested over 12,800 tons of pears and more than 800 tons of peaches. We are currently the U.S.’s largest producer of Comice pears, producing or controlling nearly 85% of the gift-quality Comice pears commercially produced in the United States. In fiscal 2005, we also produced approximately 2.6 million pounds of baked goods and approximately 8.2 million pounds of confectionery products.

Harry and David® brand food products that we grow and manufacture, or which we purchase from a third-party vendor, are typically aggregated at our main facility in Medford, where they are inspected, sorted and packaged as baskets, gift packages, or for snacks and entertaining. Certain items, such as Fruit-of-the-Month Club® fruits, are shipped directly from the third-party point of harvest to the customer, and other third-party supplied products are shipped directly to our facility in Ohio for distribution.

Jackson & Perkins®

Jackson & Perkins is the largest grower and marketer of patented rose plants in the United States, with nearly 250 registered patents. Jackson & Perkins® products are sold through direct marketing and wholesale distribution channels. In fiscal 2003, Jackson & Perkins introduced a new rose growing technique. This technique reduced the time and cost to grow the roses but negatively impacted the yield on some rose varieties. We continue to use the new technique but only on rose varieties that meet acceptable yield and cost criteria for consecutive years. Our growing techniques will be managed to enhance future rose sales and reduce growing costs to ensure optimal return on sales.

Direct Marketing

Our Jackson & Perkins® brand was established 133 years ago, and signature Jackson & Perkins® products include our award-winning premium hybrid roses, as well as our patented and exclusive Simplicity®, Ronald Reagan® and Princess Diana® roses. In addition to roses, Jackson & Perkins’ direct marketing markets a wide variety of flowers, perennials, gift plants and bulbs, as well as other premium home and garden décor products, decorative garden gifts, tools, garden accessories and plant care products through its catalog and Internet channels. As with Harry and David, catalogs are the primary marketing tool for the Jackson & Perkins direct marketing division. Jackson & Perkins circulated approximately 24 million catalogs in fiscal 2005. Since its launch in 1997, the Internet channel has complemented Jackson & Perkins catalog operations by expanding customer reach, promoting brand awareness and reducing customer acquisition and infrastructure costs.

Our Jackson & Perkins catalogs include of proprietary products, award-winning copy, artistic design and photography combined into a comprehensive resource. Our Jackson & Perkins’s website, at www.jacksonandperkins.com, has been an effective channel for attracting new customers, with approximately 40% of new customers placing at least one order on the website during fiscal 2005.

Jackson & Perkins direct marketing caters to individual customers. Our typical Jackson & Perkins customer is an affluent, well-educated, discerning and brand-responsive woman. One-third of these customers consider themselves discerning avid gardeners and a majority live in non-urban areas. The top 100 direct marketing customers accounted for less than 1% of Jackson & Perkins net sales in fiscal 2005.

In the direct marketing horticulture industry, Jackson & Perkins holds a strong position in a highly fragmented industry. Our primary competitors in the outdoor living industry are Plow & Hearth, Frontgate, Gardens Alive!, Gardener’s Supply and Smith & Hawken.

Wholesale

Jackson & Perkins’s wholesale division markets premium rose plants through a sales force to local garden centers, home improvement stores, nurseries, mass marketers and landscapers throughout the United States. Jackson & Perkins’s wholesale division also receives royalty revenue generated by licensing its own patented roses to other growers for resale. Jackson & Perkins’s wholesale division is the North American master licensee for Suntory, a Japanese breeder of bedding plants. In that capacity, Jackson & Perkins wholesale markets and sublicenses Suntory varieties to bedding plant growers and brokers throughout North America. In addition to Suntory licensed plants, Jackson & Perkins wholesale currently sells several categories of products, including bareroot roses, packaged roses and container roses. Bareroot roses accounted for the largest portion of fiscal 2005 net sales through the wholesale channel.

The top ten customers accounted for 55% of fiscal 2005 gross product revenues in the Jackson & Perkins wholesale channel. Three of these top ten customers are buying cooperatives comprised of many members that place orders on behalf of multiple stores. Garden centers historically account for the largest percentage of our Jackson & Perkins’s wholesale division revenues and home improvement stores and big box retailers represent the second largest revenue source for the Jackson & Perkins wholesale division.

Sales and Marketing

We primarily market our Jackson & Perkins products through our catalogs, the Internet and wholesale channels. We also employ a corporate sales force specifically for our wholesale customers and utilize a variety of advertising and public relations programs to promote brand awareness. Our sales force is dedicated to developing long-term relationships with our Jackson & Perkins wholesale division customers. Our senior sales personnel have significant industry experience and strong relationships with key customers. We also utilize a variety of marketing programs designed to increase the Jackson & Perkins customer base, build brand awareness among customers and reduce customer acquisition costs. For example, we advertise through Internet affiliates for referrals, search engines and in leading horticultural magazines, such as The American Rose Society and Fine Gardening.

Over the past seven years, we have engaged in public and corporate relations campaigns to promote new Jackson & Perkins products, create brand awareness and define our image. One of our most successful public and corporate relations campaigns has been the introduction of “cause roses,” such as our Ronald Reagan® and Princess Diana® roses, in which we work with various organizations to patent a specific rose and trademark it in the name of the organization’s cause or patron. Typically, we are granted a license by an organization to use the name for a cause in return for a percentage of the net sales generated from the sale of the rose. The organization maintains the right to monitor brand usage in marketing materials, ensure the quality of the product is consistent and confirm the correct payment of royalties. In return, Jackson & Perkins receives exclusive selling rights and ownership of all product development and production the vast majority of which are exclusive in the U.S., but which may also be exclusive in other jurisdictions. Jackson & Perkins exclusive roses also benefit from highly recognized and creative name selection, allowing us to advertise that specific roses are only available through Jackson & Perkins.

Product Development

Jackson & Perkins develops distinct and patentable rose varieties at its 21-acre research facility located in Somis, California. Our innovative breeding program targets the critical success factors, such as color and fragrance. Our dedicated hybridizing staff creates some of the best selling products from Jackson & Perkins, including the development of hundreds of patented rose varieties, numerous All-American Rose Selection award winning roses and the establishment of an extensive and proprietary genetic rose database. In fiscal 2005, approximately 13% of Jackson & Perkins’ direct marketing net sales were generated by our own patented roses.

Production and Manufacturing

Our rose growing operations are located in Wasco, California near our production and wholesale fulfillment and distribution facilities. Wasco provides ideal soil conditions for growing rose plants, abundant water supply and a 260-day growing season. Under these conditions, Jackson & Perkins cultivates over 3,200 acres and harvests approximately six million rose plants annually.

After harvesting, the plants are sorted for quality, placed in polyethylene bags and packaged in corrugated shipping containers. The plants are then shipped to one of our storage and packaging facilities where they are placed in cold storage to keep them dormant.

Properties

The following table summarizes the location of our facilities and their general size as of June 25, 2005:

Location	Function	Tenancy	Size
Medford, OR	Orchards Planted / Undeveloped / Other	Own	2,100/500/800 acres
	Manufacturing / Distribution	Own	431,000 sq ft
	Call Center	Own	39,000 sq ft
	Office	Own	316,000 sq ft
	Warehouse / Cold Storage	Own /Lease	308,000 sq ft /
350,000 sq ft

Wasco, CA	Rose Growing Farms	Own	3,200 acres
	Shadehouse	Own	336,000 sq ft
	Manufacturing /Warehouse / Cold Storage	Own	81,000 sq ft
	Packaging	Own	44,000 sq ft
	Cold Storage / Distribution	Lease	Varies
	Office	Own	17,000 sq ft

Hebron, OH	Distribution / Warehouse	Own	148,000 sq ft
	Call Center / Office	Own	55,000 sq ft
	Cold Storage	Own	127,000 sq ft

Somis, CA	Research	Own	21 acres
	7 Greenhouses	Own	75,080 sq ft
	Office	Own	5,400 sq ft
	Tissue Culture Laboratory	Own	5,400 sq ft

Eugene, OR	Seasonal Call Center	Lease (seasonal)	24,000 sq ft

Harry and David Stores	Stores	Lease	136 stores
2,750 average sq ft/store

Raw Materials, Inventory Management and Sourcing

We outsource some of our products through various third-party vendors. Harry and David products that we outsource include selected fresh produce, meats, certain confections, snacks, condiments and tabletop and home décor accessories. Similarly, Jackson & Perkins products that we outsource include bulbs, perennials, potted plants, garden accessories and décor, and other outdoor living products. We are diligent in our selection of companies from which we outsource and purchase from only those who we determine meet our high quality standards. For example, in order to insure that fruit produced by domestic and international growers meets our high quality standards, our own personnel supervise the selection, grading and shipping of the fruit at the growing location. Varieties of fruit sold, but not grown, by Harry and David are produced by growers in various locations throughout the United States and in foreign countries.

Our primary raw materials include paper for our catalog operations, corrugated paper for our shipping needs, chocolate, butter fat, cheese and fruit that we do not grow ourselves. We have multiple suppliers for these raw materials and we are not dependent on any one particular supplier. Furthermore, relative to other specialty retailers in the U.S. gift industry, we develop sales and manufacturing plans according to our product types based on our experience selling the same or similar items in prior years. We develop our products based on projected demand and have the flexibility in our manufacturing operation to change the assortment of products throughout the year as sales are generated during the season to ensure we have adequate supply and a minimum of lost sales or excess inventory. We use many of the same raw materials for our gifts and from season to season to provide flexibility in adjusting finished goods across many products in our assortment. We also have long-term relationships with our suppliers that ensure us of adequate supply of raw materials. We believe that few other specialty gift retailers have the years of experience or the established product assortments that we have based on our internal evaluations of their product offerings and years of experience. If other companies experience changes in demand compared to their forecasts and they do not have their own manufacturing operations, they would be dependent on third-party vendors to provide additional supply with longer lead times than we have.

Distribution and Logistics

We utilize three year-round distribution centers, located in Medford, Oregon; Hebron, Ohio; and Wasco, California, to deliver our products to our customers. In Medford, Oregon, live plant products and food products are distributed through two discrete buildings. In Hebron, Ohio, Harry and David products and Jackson & Perkins non-plant products are distributed. In Wasco, California, only Jackson & Perkins products are distributed. In addition to our owned facilities, we lease storage and distribution facilities throughout the United States during the holiday selling season. Locations of these facilities may change annually, as we solicit bids each year.

From our manufacturing and packaging facilities, products are typically shipped by refrigerated truck or common carrier to one of our distribution centers. Subsequent distribution varies depending on the ultimate customer. Products ordered by direct marketing customers are typically shipped by refrigerated truck to an appropriate regional distribution point from which they are distributed to customers by commercial parcel service or the U.S. Postal Service. Through our proprietary order fulfillment software, we identify the lowest cost delivery method. For customers that request expedited deliveries, we have capabilities to ship directly through commercial parcel service or the U.S. Postal Service from our Medford, Hebron or seasonal distribution facilities.

Harry and David products purchased by store customers are typically shipped by refrigerated truck to Harry and David stores through regularly scheduled routes. Standard routes typically involve weekly shipments, while peak-season routes typically involve multiple shipments per week. Products to be delivered to wholesale customers are typically shipped by refrigerated truck to either the wholesale customer directly or to the wholesale customer’s distribution center. Larger wholesale customers often pick up products directly from our distribution centers.

Certain products ordered by direct marketing customers, such as outsourced fruits for the Fruit-of-the-Month Club® offerings, are grown and packaged at the site of a third-party farm or facility under the supervision of our staff in order to ensure quality, lower cost and reduce returns and allowances. From this site, products are typically shipped by refrigerated truck to an appropriate regional distribution point or to customers directly through commercial parcel service or the U.S. Postal Service.

Customer Return Policies

We offer our Harry and David direct marketing and retail store customers and Jackson & Perkins direct marketing customers a satisfaction guarantee on all of our products. If a customer is not satisfied with a particular product, we offer, at the customer’s option, an appropriate replacement or full refund. Since many of our items are perishable, we generally do not require customers to return merchandise to us. We offer our Harry and David and Jackson & Perkins wholesale customers a return policy on a case by case basis. Consumers who purchase our Harry and David and Jackson & Perkins products through our wholesale customers generally must abide by the return policy of the wholesaler from whom they purchased our products. We believe our return policy is consistent with industry practice.

Information Technology

Our information technology system consists of both purchased systems and proprietary software that have fully-integrated functionality. Our information technology department directly manages all of our technology systems. Occasionally, this department utilizes outside experts to advise on specific functions or projects to ensure that our systems fully support our business. Over the last six years, we have invested significant capital to develop our information technology infrastructure. Prior to the end of fiscal 2006, we expect to have an updated e-commerce system capable of supporting both our internal operations as well as partner companies that offer our products, and we expect that our stores will be outfitted with a new online point-of-sale system. These projects will cost a total of approximately $7.7 million. We estimate annual information technology expenditures will be generally limited to normal maintenance, functional enhancements and selected system replacements on a going forward basis; we do not currently project any significant information technology projects or upgrades which cannot be accommodated within our current capital plans.

Our current IBM e-commerce platform and website was implemented in 2001 and, in 2003, standard support for this version’s operating system and hardware was discontinued. However, we have continued to be supported by IBM through a separate agreement. The system is stable and meets our current needs with respect to customer order requirements and sales volumes. We continue to use this version, as we work in partnership with IBM to convert to a new version. The new IBM e-commerce system is written in Java software, which will make maintenance more efficient and make it easier for our developers to implement future enhancements.

Our internally developed order fulfillment software is integrated with our manufacturing and distribution operations. At the point of order, a customer is able to select a desired receipt date, potentially months in advance, to coincide with gift-giving occasions and weather zone openings for appropriate planting conditions. Our fulfillment system is able to accept an order for a future date and match it to inventory that has yet to be manufactured on a SKU level. In addition, the system is able to select the appropriate products, from our inventory, that comply with state or international agricultural restrictions (e.g., applicable pesticide restrictions). Logistically, the system is able to assign the distribution center from which the order will be shipped, as well as the lowest cost delivery method.

During the holiday selling season, our information technology systems can cost-effectively scale to support in excess of 100,000 orders and 300,000 packages shipped per day. The infrastructure can also scale to support 3,500 workstations (including nearly 1,500 call center workstations) should that capacity be needed.

Our information technology systems were designed with an emphasis on infrastructure stability. In the event of a system error, built-in redundancy and fail safe capabilities are designed to keep remaining systems operational, as each system functions independently. In the last decade, we have not experienced any system failures that were materially disruptive to our business.

Call Centers and Customer Service

We accept orders through two year-round call centers located in Medford, Oregon and Hebron, Ohio, which collectively operate 24 hours a day, seven days a week. We also operate a seasonal call center located in Eugene, Oregon, which is leased during the holiday selling season. In fiscal 2004, we completed construction of a state-of-the-art 39,000 square foot call center at our Medford, Oregon facility.

Our in-house call centers enable us to retain greater control of the quality, timeliness and cost of fulfilling product orders over other marketers who outsource fulfillment services to unrelated contractors.

Through our toll-free numbers, customers place orders, request catalogs or make merchandise and order inquiries. Customers generally have access to real-time product availability information and are able to select a desired receipt date at the time of order. Our experienced customer service representatives, including many of our seasonal staff who return each year to assist us during our peak selling periods, are an integral part of our business. We hire, train and retain customer-friendly customer service agents to answer telephone and email inquiries, to offer online customer service and to provide prompt attention and helpful information in response to our customers’ inquiries. Our representatives are knowledgeable about our products and are encouraged to upsell with their sales skills.

Defining attributes of the call centers are their scalability and integration. The information technology systems that support the call centers are scalable, supporting as few as 24 call center workstations during non-peak seasons and nearly 1,500 call center workstations during peak seasons. In addition, the call centers are all fully integrated such that in the event of a hardware or software error at one call center, all incoming calls will be rerouted to other functioning call centers.

In connection with our acquisition of Harry & David Operations Corp. in June 2004, we entered into a transition services agreement with Shaklee Corporation, a former Harry & David Operations Corp. affiliate, under which we agreed to continue to provide our former affiliate with call center services through the end of February 2007, unless an earlier date is negotiated. Our former affiliate pays us for specified expenses and out-of-pocket costs that we incur in providing these transitional services.

Intellectual Property and Proprietary Rights

We apply for U.S. and foreign plant patents on those new rose varieties that we develop and intend to market. Currently, we hold nearly 250 registered patents which will expire on dates ranging from less than one year to 20 years. We believe that patents are of significant value to our business during the early years that the new variety is marketed and become less valuable during subsequent years as newer varieties are introduced.

We grant licenses to grow roses covered by our patents to certain domestic and foreign growers. Similarly we obtain licenses to grow roses covered by patents held by others. Jackson & Perkins is also the master licensee for Suntory bedding plants in North America and we share the royalties collected on Suntory sales.

We also hold trademark registrations covering the form and style of most of the slogans and trademarks used in our advertisements and packaging materials, including Royal Riviera® pears, Fruit-of-the-Month Club® products, Tower of Treats® gifts and Moose Munch® caramel and chocolate popcorn snacks. We believe that our trademark registrations are of significant value to our business. Additionally, our policy is to copyright certain advertising copy and descriptive or instructional materials included in customer packages.

Employees

At June 25, 2005, we had 1,538 full-time employees. During the fiscal 2005 holiday selling season, we employed approximately 8,800 workers. Approximately 3.4% of our full-time employees are agricultural workers and are covered under a collective bargaining agreement, which expires June 30, 2007. We have not experienced a work stoppage in the past ten years.

Governmental and Environmental Regulations

Our food operations are subject to regulations enforced by, among others, the U.S. Food and Drug Administration and state, local and foreign equivalents, and to inspection by the U.S. Department of Agriculture and other federal, state, local and foreign environmental, health and safety authorities. The U.S. Food and Drug Administration enforces statutory standards regarding the labeling and safety of food products, establishes ingredients and manufacturing procedures for certain foods, establishes standards of identity for foods and determines the safety of food substances in the United States. Similar functions are performed by state, local and foreign governmental entities with respect to food products produced or distributed in their respective jurisdictions.

Our agricultural lands receive water supplied by wells, state water rights and local irrigation districts that include facilities owned and operated by the United States acting through the Department of Interior’s Bureau of Reclamation, or BOR. The use and price of federal water supplied by local irrigation districts is governed by the Reclamation Reform Act of 1982, or RRA, and its regulations. In California, our lands receive water from local irrigation districts as well as from a federal water project. In addition, all of our California rose-growing properties have access to sufficient private well water that may be used for irrigation purposes. All of our irrigation rights are subject to and limited by the availability of water within a particular water shed system. Seasonal circumstances such as lower annual rainfall or snow accumulation may negatively effect the availability of water and consequently, in such a year, we may not receive our full allotment of water. Any such change could result in our inability to produce sufficient inventory, which could reduce sales and damage our reputation. In addition, an increase in the cost of water could adversely impact our profitability.

We use federal reclamation water at both our California and Oregon operations. In order to receive federal reclamation water, an individual or entity whose attributed ownership of reportable land equals or exceeds a certain number of acres is required to (i) make annual filings with the BOR and to disclose specified information regarding ownership by it or its affiliates of any other land that is entitled to receive federal irrigation water and (ii) make filings with the BOR at any time there is a change in ownership that triggers or removes a reporting requirement. The rules and regulations governing the required filings and disclosure are complex and, following completion of this offering, there may be public stockholders, by virtue of their ownership of our common stock, who could be attributed acreage in excess of the applicable threshold of 40 acres as set forth in the RRA rules and regulations. Under the existing rules and regulations, we are entitled to received federal irrigation water on 640 acres. Approximately 4,000 acres of our land is required to be reported in our RRA filings due, in part, to irrigation rights that were in existence prior to the BOR financed improvements. That means that under the current rules and regulations, given our current reportable ownership of land, stockholders who become the beneficial owner of approximately 1% or more of our stock would be attributed ownership of acreage in excess of the 40 acre threshold, which would require such stockholder to make annual and change of control filings with the BOR. However, we have entered into a settlement agreement with the BOR, as described below, which provides a waiver from the RRA filing requirements until March 2007 for all of our current common stockholders and all of our future non-controlling common stockholders. The percentage of attributable stock ownership for purposes of required reporting under the RRA rules and regulations will vary based upon our total reportable acreage. Currently, a stockholder who meets the ownership threshold is required to file three forms, and a stockholder who fails to file these forms can be fined $200 per form, per irrigation district, up to a maximum of $ 2,400. In addition to assessing a monetary penalty, the BOR can deny us water needed to grow our pears, peaches and plants in certain areas if these filings are not made.

We are currently in the process of pursuing legislative relief to address these issues. Specifically, we are seeking a legislative enactment that would allow any person or entity, including us, to accelerate repayment of our obligations associated with our right to receive federal reclamation water in two southern Oregon irrigation districts from which we receive federal reclamation water such that the water associated with land in these districts would no longer be subject to the RRA. We currently have the right to accelerate repayment in a third southern Oregon irrigation district from which we receive federal reclamation water. In addition, although we have the right to receive federal reclamation water on our California rose-growing land, all of our California rose-growing properties have access to sufficient water that may be used for irrigation purposes through wells that we own. Accordingly, if we do not receive federal reclamation water on any of our land, we will not have any reporting requirements under the current BOR forms. While we pursue this legislation, we have entered into a settlement agreement with BOR which provides a waiver of the RRA filing requirements until March 2007 for all of our current, and all of future non-controlling common stockholders, common stockholders who would otherwise be required to file reports. We are using our best efforts to facilitate the legislative process in anticipation that we will be able to complete the repayments prior to the expiration of the waiver. However, legislative relief is subject to a number of risks and can be affected by, among other things, a change in administration or other political factors. As such, we have no assurance that such relief will ultimately be granted or, if we are able to obtain the relief described above, as to the timing of such relief. If granted, we expect the repayments described above to cost us approximately $250,000 in the aggregate.

If we are unable to obtain the legislative relief described above, or if the settlement agreement with the RRA cannot be extended, stockholders whose attributable land ownership exceeds the applicable threshold would be subject to both the annual and change of control filing requirements. If we or any of our stockholders who become subject to the rules and regulations as a result of ownership of our common stock do not comply with all applicable requirements under the RRA to the extent subject to them, we may lose access to all federal reclamation water. This risk of water loss also applies even if a single stockholder fails to file the requisite forms. Such a failure may result in a maximum penalty of $2,400 to the noncomplying stockholder, payment of the penalty without filing the appropriate forms will not result in the restoration of federal reclamation water. The loss of access to federal reclamation water, with no available alternate water sources, would result in the loss of a majority of our pear and peach production, including our Royal Riviera® pears, and would require us to substitute other fruit. Further, our product costs would likely increase. If we were required to take these types of actions, our profitability could be materially adversely affected and the quality of our pear and peach fruit diminished, which could further negatively affect our sales and profitably.

Further, although we may obtain permanent legislative relief from the BOR for our stockholders, to the extent any such stockholders are attributed other reportable ownership as defined in the RRA rules, such holders could be required to aggregate their attributable reportable ownership of land we own with other lands reportable by them.

Our operations are subject to comprehensive U.S., state and local laws and regulations relating to environmental protection. Some of our operations require environmental permits and controls to prevent and reduce air and water pollution, or the risk of exposure to chemicals, and these permits are subject to modification, renewal and revocation by the issuing authorities. We use pesticides, petroleum products, refrigerants and other hazardous materials in the operation of our business. If we do not fully comply with applicable environmental laws and regulations or the permits required for our operations, or if a release of hazardous materials occurs at or from one of our facilities, we could become subject to fine, penalties, or other sanctions as well as to lawsuits alleging exposure, personal injury or property damage. We could also be held liable for the cost of remedying the condition or incur costs related to retrofitting or upgrading our facilities. In addition, maintaining or achieving compliance with the existing and increasingly stringent future environmental requirements could require us to make material additional expenditures.

We have incurred, and may in the future incur, costs to investigate and cleanup soil contamination at some of our current and former properties. Historically, these costs have not been material. Based on an evaluation performed in fiscal 2004, we estimate that future costs could total $57,000 to $100,000. Discovery of additional contamination, or the imposition of unanticipated cleanup obligations at these sites or other sites, could result in unexpected liabilities. However, even in the absence of legal orders to remediate, the presence of hazardous or toxic substances, or the failure to properly cleanup such substances when present, could jeopardize our ability to develop, or sell our real property, or to borrow using our real property as collateral.

In addition, certain environmental laws, such as the federal superfund law and its state analogs, provide for strict, and in some circumstances, joint and several liability for investigation and remediation of spills and other releases of hazardous substances. Such laws may impose liability on certain classes of persons, including the current and former owners and operators of contaminated sites and companies and their corporate successors, that arranged for the disposal, transported for treatment or disposed of regulated materials at a facility or otherwise caused the contamination.

We maintain proprietary information about our customers and their purchasing history. In connection with our efforts to seek new customers, we rely on our ability to rent customer lists from third parties and on our ability, subject to our privacy policy, to exchange our lists with third parties. Subject to confidentiality agreements, we also rent our customer list to third parties.

The Federal Trade Commission has proposed regulations regarding the collection and use of personal identifying information obtained from individuals when accessing the Internet, with particular emphasis on access by minors. In addition, other governmental authorities have proposed regulations to govern the collection and use of personal information that may be obtained from customers or visitors when accessing the Internet. These regulations may include requirements that procedures be established to disclose and notify users of our websites of our privacy and security policies, obtain consent from users for collection and use of information and provide users with the ability to access, correct or delete personal information stored by us. In addition, the FTC has made inquiries and investigations of companies’ practices with respect to their information collection and dissemination practices to confirm that these are consistent with stated privacy policies and to determine whether companies take precautions to secure their consumers’ personal information. In some situations, the FTC has brought actions against companies to enforce the privacy policies of these companies, including policies relating to security of consumers’ personal information. Additionally, United States and foreign laws regulate our ability to use customer information and to develop, buy and sell mailing lists.

Legal Proceedings

We are involved from time to time in claims and legal actions incidental to our operations, both as plaintiff and defendant. In the opinion of our management, the claims or actions to which we are a party are not expected to have a material adverse effect, individually or in the aggregate, on our financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information with respect to our directors and executive officers, as of the date hereof.

Name	Age	Position
William H. Williams	57	President, Chief Executive Officer and Director

Stephen V. O’Connell	47	Chief Financial Officer, Chief Administrative Officer and Director

Rudd C. Johnson	55	Executive Vice President, Human Resources

William C. Michel	53	Senior Vice President and General Manager, Direct Marketing

Cathy J. Fultineer	48	Senior Vice President and General Manager, Stores

Peter Kratz	51	Senior Vice President and General Manager, Product Supply

Donald Cato	57	Senior Vice President and General Manager, Customer Operations

Alfred M. Multari	45	Senior Vice President and General Manager, Wholesale

Ellis B. Jones	51	Director

George L. Majoros, Jr.	44	Director

Bruce Wasserstein	57	Director

Officers are elected annually by our board of directors and hold office at the pleasure of the board of directors until the next annual selection of officers or until their successors are elected and qualified. Wasserstein and its affiliates, and Highfields and its affiliates, will own approximately     % and         %, respectively of our common stock following this offering. As a result, Wasserstein, alone or together with Highfields, effectively will be able to control, and Highfields, alone or together with Wasserstein, will be able to influence, our affairs and policies, the election of our directors and the appointment of our management. A majority of the members of our board of directors are currently representatives of Wasserstein. However, following the completion of this offering, we expect that a majority of the members of our board of directors will be independent within the time periods specified by NYSE.

William H. Williams returned as our Chief Executive Officer in June 2004. Mr. Williams was a President of YCI from November 2000 until June 2004 and Chief Executive Officer of YCI from June 2002 until June 2004 and previously served as our Chief Executive Officer from 1988 until moving to YCI in 2000. Prior to joining us in 1988, Mr. Williams spent 18 years with Neiman Marcus during which he worked in the mail-order, stores, merchandising and advertising divisions. Mr. Williams has served on the Oregon Economic Development Commission, the Oregon International Trade Commission and the Oregon Board of Higher Education. He has also served on the boards of directors of several corporations and not-for-profit groups and currently serves on the board of Shop.com and Arroweye Solutions, Inc.

Stephen V. O’Connell became our Chief Financial Officer and Chief Administrative Officer as of July 2004. Before joining us, he was a Managing Director of Wasserstein and was employed by Wasserstein and its predecessor firm, Wasserstein Perella & Co., Inc., since 1997. Prior to joining Wasserstein, Mr. O’Connell was employed for seven years with EXOR America, a private equity firm controlled by the Agnelli family, and for the previous three years with Salomon Brothers in the Investment Banking Group. He previously served on boards of directors of All-Clad, Odwalla (board observer) and Collins and Aikman Corporation.

Rudd C. Johnson has been our Executive Vice President Human Resources since June 2004, having served previously as Executive Vice President, Human Resources for YCI from January 2001 until June 2004, and Senior Vice President for us from November 1996 until moving to YCI in January 2001. Mr. Johnson originally joined our company in 1996 as Senior Vice President, Human Resources. Prior to joining us, Mr. Johnson spent 14 years with Neiman Marcus, where he was Vice President, Human Resources.

William C. Michel has been our Senior Vice President and General Manager of Direct Marketing since 2002. Prior to joining us, Mr. Michel spent 22 years at Eddie Bauer, where he was Senior Vice President of Marketing. During his tenure at Eddie Bauer, Mr. Michel was also Director of Merchandising, Direct Marketing Systems, and Business Development for the Direct Division. Prior to joining Eddie Bauer, Mr. Michel held positions in sales and marketing for Ford Motor Corporation.

Cathy J. Fultineer rejoined us as Senior Vice President and General Manager of Stores in 2003. Prior to rejoining our company, Ms. Fultineer was at Brylane LP, where she was Executive Vice President of Missy Apparel Group, Chadwick’s and Lerner Brands from November 2001 to June 2003. She originally joined us in November 1996 as Vice President of Marketing and Merchandising and was promoted to Senior Vice President of Marketing and Merchandising in June 1998. In April 2000, Ms. Fultineer was promoted to Senior Vice President and General Manager of Direct Marketing, a position she held until joining Brylane LP in November 2001. Prior to her experience at our company, Ms. Fultineer worked in merchandising for 15 years, including a five-year tenure with Neiman Marcus as Vice President and Division Merchandise Manager for NM Direct, and as a Buyer and Group Buyer for four years at Gucci America Inc.

Peter Kratz has been our Senior Vice President and General Manager, Product Supply since he joined us in 1999. Prior to joining us, Mr. Kratz spent eight years with Sara Lee Bakery, where he was Director of Operations at Tarboro, NC, and then Vice President of Frozen Baked Goods Operations at the Chicago Headquarters. Prior to that, Mr. Kratz held positions at Procter & Gamble and Pepperidge Farm, Inc.

Donald Cato has been our Senior Vice President/General Manager, Customer Operations since 2000. Mr. Cato joined Harry & David Operations Corp. as Vice President, Stores Distribution in 1995. In 1997, he assumed the role of Vice President, Bear Creek Gardens. He was promoted to Senior Vice President, Distribution in 1998. Prior to joining Harry & David Operations Corp., Mr. Cato accumulated 24 years of experience in various senior management positions with Dayton Hudson Corporation, Target Stores, Carter Hawley Hale and Younkers Department Stores. Don holds a Bachelor of Science degree in Biology from Grand Canyon University.

Alfred M. Multari has been our Senior Vice President and General Manager, Wholesale, since he joined us in January 2004 and was the Senior Vice President, General Manager for INOBYS Ltd., an affiliate of YCI, from November 2002 to January 2004. From April 2001 to November 2002, Mr. Multari worked as an independent marketing and branding consultant assisting small companies in the eyewear and nutritional products industry. From 1999 to 2001, Mr. Multari was President and Chief Operating Officer of Cable Car Eyewear. Prior to 1999, Mr. Multari was the Senior Vice President of Sales and Marketing for Favorite Brands and worked at Nestlé for ten years, leaving in 1997 as Vice President of Marketing-Refreshments in the Beverage Division.

Ellis B. Jones has served as Chief Executive Officer of Wasserstein & Co., LP since January 2001. Prior to becoming Chief Executive Officer of Wasserstein & Co., LP, Mr. Jones was a Managing Director of the investment banking firm Wasserstein Perella Inc. from February 1995 to January 2001. Prior to joining Wasserstein Perella Inc., Mr. Jones was a Managing Director at Salomon Brothers Inc. in its Corporate Finance Department from March 1989 to February 1995. Prior to joining Salomon Brothers Inc., Mr. Jones worked in the Investment Banking Department at The First Boston Corporation from September 1979 to March 1989. Mr. Jones has over 20 years of experience in the investment banking and mergers and acquisitions industry.

George L. Majoros, Jr. has been President and Chief Operating Officer of Wasserstein since its inception in January 2001. Previously, Mr. Majoros was a Managing Director of Wasserstein Perella & Co., Inc. and Chief Operating Officer of its Merchant Banking Group from 1997 to 2001. Mr. Majoros joined Wasserstein

Perella & Co., Inc. in early 1993 after practicing law with Jones Day for approximately seven years. He also currently serves on the boards of directors of American Lawyer Media Holdings, Inc., American Seafoods Group and numerous private companies.

Bruce Wasserstein is the Head of Lazard and Chairman of the Executive Committee since January 2002. Prior to joining Lazard, Mr. Wasserstein was Executive Chairman at Dresdner Kleinwort Wasserstein from January 2001 to November 2001. Prior to joining Dresdner Kleinwort Wasserstein, he served as CEO of Wasserstein Perella Group (an investment banking firm he co-founded) from February 1988 to January 2001, when Wasserstein Perella Group was sold to Dresdner Bank. Prior to founding Wasserstein Perella Group, Mr. Wasserstein was the Co-Head of Investment Banking at The First Boston Corporation. Prior to joining First Boston, Mr. Wasserstein was an attorney at Cravath, Swaine & Moore. Mr. Wasserstein also currently serves as Chairman of Wasserstein & Co., LP, a private merchant bank. Mr. Wasserstein has over 30 years of experience in the investment banking and mergers and acquisitions industry.

Compensation of Executive Officers

Summary Compensation Table

The following table discloses the compensation paid to our Chief Executive Officer and four other most highly compensated officers for fiscal 2005, 2004 and 2003.

									Long-term compensation
									Awards		Payouts
	Annual compensation								Securities underlying options/ shares (#)	Long-term incentive payouts ($)	All other compensation ($)
Name and principal position	Fiscal year		Salary ($)		Bonus ($) *		Other annual compensation ($)
William H. Williams President and Chief Executive Officer	2005 2004 2003	**	567,600 – –	(2) (2)	397,370 – –		113,336 – –	(1)(16)	27,027 – –	– – –	– – –

Stephen V. O’Connell Chief Financial Officer and Chief Administrative Officer	2005 2004 2003	**	500,000 – –	(4) (4)	200,000		94,926 – –	(3)(16)	22,973 – –	– – –	– – –

Rudd C. Johnson Executive Vice President, Human Resources	2005 2004 2003	**	307,508 – –	(5) (7) (7)	100,000 – –		– – –	(6)(16)	3,789 – –	– – –	– – –

William C. Michel Senior Vice President and General Manager, Direct Marketing	2005 2004 2003	**	281,080 250,000 235,455	(8) (11)	150,000 25,000 –	(9)	– – 92,173	(6)(16) (6) (12)	3,789 – –	– – –	– 18,750 –	(10)

Cathy J. Fultineer Senior Vice President and General Manager, Stores	2005 2004 2003	**	310,000 253,167 –	(13)	124,000 149,000 –	(14)	– 86,418 –	(6)(16) (15)	3,789 – –	– – –	– 23,250 –	(10)

*	Bonus amounts represent performance bonuses and are reported for the fiscal year in which they were earned, although they may have been paid in the following fiscal year.

**	For purposes of the above chart, fiscal 2005 refers to the twelve months ended June 25, 2005, and fiscal 2004 and fiscal 2003 refer to the twelve months ended on the last Saturday of March 2004 and March 2003, respectively. As such, the period from March 28, 2004 to June 26, 2004 is not included in the above compensation chart. However the only payments made during this period were at the normal compensation rates listed above.

(1)	In fiscal 2005, other annual compensation included: (i) an auto allowance of $14,400; (ii) executive life insurance payments valued at $22,550; (iii) group term life insurance payments valued at $4,902; (iv) financial planning services valued at $6,850; (v) a 401(k) matching contribution of $8,300; and legal services valued at $56,334.

(2)	Mr. Williams served as President and Chief Operating Officer of YCI from November 2000 until June 2002 and was thereafter President and Chief Executive Officer of YCI until June 16, 2004. While at YCI, he was compensated by YCI.

(3)	In fiscal 2005, other annual compensation included: (i) relocation expense reimbursement of $49,191; (ii) an auto allowance of $12,000; (iii) executive life insurance payments value at $6,235; (iv) group term life insurance payments valued at $1,496; (v) financial planning services valued at $463; (vi) reimbursement of nonrefunded tuition payments due to relocation, valued at $8,842; (vii) travel reimbursement valued at $4,848; and (viii) legal services valued at $11,851.

(4)	Mr. O’Connell became our Chief Financial Officer and Chief Administrative Officer effective July 1, 2004.

(5)	For fiscal 2005, Mr. Johnson’s annual salary was $296,000 until September 5, 2004 and $310,000 thereafter.

(6)	Other annual compensation has not been disclosed when the total value is less than the lesser of 10% of the individual’s earned annual salary and bonus or $50,000.

(7)	Mr. Johnson served as a Senior Vice President of YCI from January 1, 2001 until March 31, 2003 and was thereafter an Executive Vice President of YCI until June 16, 2004. While at YCI, he was compensated by YCI.

(8)	In fiscal 2005, Mr. Michel’s annual salary was $250,000 until September 5, 2004, $265,000 from September 5, 2004 until February 1, 2005 and $310,000 thereafter.

(9)	Represents amounts earned in respect of an incentive bonus relating to the sale of Harry & David Operations Corp. to us.

(10)	Represents a one-time payment made in place of what would have been received under the YCI long-term incentive plan, if it had still been in place.

(11)	Mr. Michel joined Harry & David Operations Corp. on April 8, 2002. For fiscal 2003, his annual salary was $240,000.

(12)	In fiscal 2003, other annual compensation included: (i) a signing bonus of $20,000; (ii) relocation expense reimbursement of $56,033; (iii) an auto allowance of $9,811; (iv) financial planning services valued at $1,529; and (v) a 401(k) matching contribution of $4,800.

(13)	After leaving Harry & David Operations Corp. in 2002, Ms. Fultineer returned on June 6, 2003. For fiscal 2004, her annual salary was $310,000.

(14)	Represents amounts paid as a bonus of $124,000 and amounts earned in respect of an incentive bonus relating to the sale of Harry & David Operations Corp. to us of $25,000.

(15)	In fiscal 2003, other annual compensation included: (i) a signing bonus of $50,000; (ii) relocation expense reimbursement of $22,452; (iii) an auto allowance of $7,916; (iv) executive life insurance payments valued at $1,197; (v) group term life insurance payments valued at $1,140; (vi) a one-time payment resulting from the demutualization of an insurance policy and subsequent stock sale of $613; and (vii) a 401(k) matching payment of $3,100.

(16)	On September 16, 2005, YCI paid $16.4 million to Wasserstein and Highfields, who subsequently assigned to the stockholders of record as of September 16, 2005, including members of management (Messrs. Williams ($165,663), O’Connell ($123,211), Johnson ($51,407), and Michel ($41,610), and Ms. Fultineer ($31,830)), a percentage of the net operating loss payment corresponding to each stockholder’s ownership interest as of September 16, 2005. On October 14, 2005, we made a $2.6 million distribution to our stockholders, including members of management (Messrs. Williams ($26,276), O’Connell ($19,543), Johnson ($8,154), and Michel ($6,600), and Ms. Fultineer ($5,049)), with the proceeds we received from the exercise of options, as well as cash on hand. The payment of the $2.6 million dividend was expressly permitted under our revolving credit facility.

2004 Stock Option Plan

On February 18, 2005 we adopted our 2004 Stock Option Plan. The plan provides for the grant of incentive stock options and non-qualified stock options, exercisable for shares of our common stock. A total of 100,000 shares of our common stock are available for option grants under this plan. As of June 25, 2005, we had granted options to purchase 83,581 shares of our common stock under the plan to certain members of our senior management team and a consultant. Generally, 20% of the options vested and became exercisable on June 17, 2005. An additional 20% of the options will vest on June 17, 2006, and 5% will vest quarterly thereafter, in each case, so long as the holder of such options is an employee of, or consultant to, us or Harry & David Operations Corp. or one of our affiliates on the vesting date. Vesting of all outstanding unexercisable options will accelerate upon a termination of employment without cause within one year following a change of control (as defined in the relevant option agreements) of us or Harry & David Operations Corp. Shares issuable upon exercise of the options may be either treasury shares or newly issued shares. Options granted under this plan expire 10 years after the date of grant.

The plan will be administered by our board of directors or a committee of such board. Options may be exercised only to the extent they have vested. In case of termination of employment or other service by reason of death, disability or normal or early retirement, or in the case of hardship or other special circumstances of an optionee holding options that have not vested, the administrator of the plan may, in its sole discretion, accelerate the time at which such option may be exercised.

The table below sets forth the options we granted to our named executive officers during fiscal 2005.

	Individual Grants
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in 2005	Exercise Price Per Share ($/Share)	Expiration Date	Grant Date Present Value[1] ($)
William H. Williams	27,027	32.34	82.60	6/17/14	811,910
Stephen V. O’Connell	22,973	27.49	82.60	6/17/14	690,125
Rudd C. Johnson	3,789	4.53	82.60	6/17/14	113,824
William C. Michel	3,789	4.53	82.60	6/17/14	113,824
Cathy J. Fultineer	3,789	4.53	82.60	6/17/14	113,824

(1)	We estimate the fair value of each option award on the date of grant using the Black-Scholes option valuation model. The grant date present values above assume a fair-value share price of $76.70, expected volatility of 45%, a risk-free rate of return equal to 4.12%, no dividends and an expected life of 4.3 years from the date of issue. Expected volatilities are based on an average historical volatility of the publicly traded stock of a representative set of comparable companies. The expected term of options granted is derived from the time between initial grant and date of final vesting, a customary assumption for stock options in private equity-controlled companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Equity Compensation Plan Information Summary

The table below sets forth information regarding our Equity Compensation Plans as of June 25, 2005:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by security holders	83,581	$82.60	16,419

Equity Compensation Plans not approved by security holders	–	–	–

Total	83,581	$82.60	16,419

Pension Plans

The following is a summary of the pension plan in which our management participates. The pension plan is a traditional final average pay pension plan that pays benefits on retirement based on an employee’s years of service and final average earnings over a consecutive 60-month period. In addition, because of Internal Revenue Code limitations on the amount of pension benefits that can be paid to employees from qualified pension plans, our retirement program includes the Bear Creek Corporation Excess Pension Plan, a nonqualified plan that allows executives to receive all of the promised benefits under the pension plan, notwithstanding the Internal Revenue Code limitations.

The following table shows the total monthly annuity benefit payable at normal retirement age from the Bear Creek Corporation Employees’ Pension Plan (the “Qualified Plan”) and the Bear Creek Corporation Excess-Pension Plan (“Nonqualified Plan”). The monthly annuity benefit shown below represents the total benefits under both the Qualified Plan and the Nonqualified Plan. Under the Qualified Plan, plan compensation is limited by Internal Revenue Code Section 401(a)(17). For calendar 2005, plan compensation is limited to $210,000.

	Years of service
Final average earnings	5	10	15	20	30	40
$ 200,000	$1,585	$3,171	$4,757	$6,343	$9,514	$9,514
$ 350,000	$2,836	$5,671	$8,507	$11,343	$17,014	$17,014
$ 450,000	$3,669	$7,338	$11,007	$14,676	$22,014	$22,014
$ 550,000	$4,502	$9,005	$13,507	$18,009	$27,014	$27,014
$ 650,000	$5,336	$10,671	$16,007	$21,343	$32,014	$32,014
$ 750,000	$6,169	$12,338	$18,507	$24,676	$37,014	$37,014
$ 850,000	$7,002	$14,005	$21,007	$28,009	$42,014	$42,014
$ 950,000	$7,836	$15,671	$23,507	$31,343	$47,014	$47,014
$1,050,000	$8,669	$17,338	$26,007	$34,676	$52,014	$52,014

The benefits in the pension plan table for all Harry & David Operations Corp. Senior Vice-Presidents and above as of December 31, 2001 are calculated under a formula of 1.6% of final average earnings, plus an additional 0.4% of final average earnings in excess of a 35-year average Social Security taxable wage base, in each case, multiplied by service limited to 30 years. For purposes of the pension plan, earnings include earnings reported to pension plan participants on Form W-2 but do not include long-term incentive payments, retention bonuses, reimbursements or other expense allowances, cash and non-cash fringe benefits, moving expenses, distributions of nonqualified deferred compensation, welfare benefits, or any amounts contributed to any tax qualified profit sharing plan or cafeteria plan. Under the qualified pension plan, compensation was limited to $210,000 as required by Section 401(a)(17) of the Internal Revenue Code of 1986. Benefits in excess of the maximum benefits payable under the qualified pension plan or accrued as the result of compensation in excess of the maximum amount allowed under the qualified pension plan are payable under the nonqualified pension plan. As of June 25, 2005, the years of credited service for Mr. Williams, Mr. O’Connell, Mr. Johnson, Mr. Michel and Ms. Fultineer were 17.5, 2.0, 9.1, 4.0 and 8.0 years, respectively. The benefits listed in the pension plan table are the total benefits payable from the qualified pension plan and the nonqualified pension plan and are not subject to deduction for Social Security or other offset amounts.

Bear Creek Corporation Employees’ Pension Plan

The Bear Creek Corporation Employees’ Pension Plan provides former YCI and Harry & David Operations Corp. employees, including management, who became our employees in connection with our acquisition of Harry & David Operations Corp. with the same levels of benefit accruals that were available to the employees under the YCI Employees’ Pension Plan for 36 months following the date on which the acquisition was completed (June 17, 2004). Employees hired since June 17, 2004 are also eligible to participate in the plan. Following the 36-month period, we have no further obligation to continue this plan. No decision has yet been made as to whether or not we plan to continue it. Assets attributable to the transferred employees were transferred from the YCI plan to our plan on August 16, 2004, with a true-up transfer of final amounts on February 7, 2005. Participants who were employed by us or YCI prior to the time of the acquisition were fully vested in their pension benefits upon completion of the transaction.

The plan is currently underfunded. Our required level of funding of this plan changes each year depending on the funded status of the plan and the actuarial valuation report provided by our actuaries. We currently expect the first significant cash funding payment in connection with our obligations under this pension plan to be in fiscal 2008. However, the timing of the payment is subject to a number of factors and uncertainties and could change.

Excess Pension Plan

The Bear Creek Corporation Excess Pension Plan provides benefits to participants of the Bear Creek Corporation Employees’ Pension Plan, including management, to the extent benefits are limited by Sections 415 and 401(a)(17) of the Internal Revenue Code. Under this plan, accounts of the YCI employees who were transferred to us as of June 17, 2004 are paid in lump sum when their benefits commence under the Bear Creek Corporation Employees’ Pension Plan. In some circumstances, benefits may be paid out six months or more following termination of employment if required to comply with new Internal Revenue Code Section 409A.

401(k) Plan

Our employees, including management, are eligible to participate in the Bear Creek Corporation 401(k) Retirement Savings Plan, a defined contribution retirement plan that complies with Section 401(k) of the Internal Revenue Code. Under the plan, we provide matching contributions equal to 100% of the participant’s contributions for the first 3% of the participant’s earnings, and 50% of the participant’s contributions for the next 2% of the participant’s earnings, subject to statutory limitations on the amount of the participant’s earnings that may be taken into account (for 2005, this limit is $210,000). Participants who were employed by Harry & David Operations Corp. or YCI prior to the acquisition were fully vested in their 401(k) account balances and such account balances in the YCI 401(k) Retirement Savings Plan were transferred to the Bear Creek Corporation Retirement Savings Plan in connection with the acquisition.

Severance Pay Plan

The Bear Creek Corporation Severance Pay Plan for employees that hold the position of Senior Vice President and higher provides severance equal to 12 months of salary continuation and car allowance plus a full year of the participant’s target bonus. Severance benefits are payable in the event of an involuntary termination of employment for any reason other than death, disability or for cause or in the event that an employee resigns following a relocation of the participant’s work location by more than 75 miles without the employee’s consent. In addition, for each year of service beyond six years, participants are entitled to one-month of salary and car allowance, up to a maximum of six additional months. During the severance period, if the former employee elects and remains eligible for COBRA, Harry & David Operations Corp. pays a portion of COBRA premiums for the former employee equal to the company’s portion of the health premiums paid while the former employee was active. COBRA premiums made for the former employee are grossed-up for federal and state taxes. The plan also provides an outplacement benefit. Severance payments are made as a lump sum cash payment as soon as practicable after the termination unless we elect to make payments in equal monthly installments over a period equal to the number of weeks of salary being paid.

Liquidity Event Plan

On February 18, 2005, we established a liquidity event award plan for each member of our senior management team who received stock options under the 2004 Stock Option Plan (described above) as of February 18, 2005. The aggregate amount of all awards to senior management is equal to $6.2 million, or 7.5% of the portion of the proceeds from the sale of notes that was distributed on the closing date to our equity sponsors as a return of capital. The amount of each award, as a percentage of all awards, is proportional to the percentage of all of the options such member was awarded as of February 18, 2005. The right to receive 20% of the award vested on June 17, 2005, an additional 20% of the award will vest on June 17, 2006, and 5% will vest quarterly thereafter, in each case, so long as the award recipient is an employee of Harry & David Holdings, Inc. or its affiliates on the vesting date. With respect to any award recipient who is so employed, vesting of the holder’s entire award will accelerate upon a change of control of us or Harry & David Operations Corp.

For Messrs. Williams and O’Connell, a change of control is triggered upon the happening of:

(i)(a) Wasserstein and Highfields collectively owning less than a majority of the total voting power of our voting stock and (b) not having the power to elect or appoint a majority of the members of our board of directors;

(ii) the sale or disposition of all or substantially all of our assets to someone other than Wasserstein and Highfields; or

(iii) our stockholders approving a plan of liquidation.

For all other members of management, a change of control means:

(i) the acquisition by an individual, entity or group within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 50% or more of the combined voting power of our voting stock after giving effect to such acquisition, unless such individual, entity or group is us, any affiliate of Wasserstein or Highfields, any member of management or his or her affiliates, any of our employee benefit plans or any combination of the foregoing;

(ii) members of our current board of directors ceasing for any reason to constitute at least a majority of the board unless the election, or nomination for election by our stockholders is approved by a vote of at least a majority of the directors then serving (excluding any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents);

(iii) we are merged or consolidated or reorganized into or with, or we sell or otherwise transfer all or substantially all of our assets to another corporation or other legal entity, and, as a result of any such transaction, less than a majority of the combined voting power of the voting securities of such entity immediately after any such transaction is held in the aggregate by the holders of our voting stock immediately prior to such transaction; or

(iv) the board or our stockholders approve our complete or substantial liquidation or dissolution.

Under their respective liquidity event award agreements, the maximum awards payable to management are as follows: $2,065,750 payable to Mr. Williams, $1,755,888 payable to Mr. O’Connell, $289,200 payable to each of Messrs. Johnson and Michel and Ms. Fultineer, $174,000 payable to each of Messrs. Kratz and Cato, and $108,100 payable to Mr. Multari.

Award recipients will not be entitled to receive any vested portion of their awards unless: (i) a change of control (as so defined) occurs; (ii) the aggregate net sales proceeds in such change of control plus certain other distributions received by our equity sponsors exceeds a certain level; (iii) we have available cash or, if applicable, non-cash consideration equal to the aggregate of all awards; and (iv) certain other conditions are met. Distributions in respect of the awards will be payable in cash or, in some circumstances, the non-cash consideration received in the change of control either at the time of the change of control or, in some circumstances, at a later specified date.

If any payment under a liquidity award agreement would trigger an excise tax as a result of the payment being considered contingent on a change in ownership or control of us, any such payments will be reduced to the extent necessary to ensure that the payment will not be subject to the tax as an excess parachute payment, or, if it would result in a greater net payment to the participant, the participant will be paid the full amount subject to the excise tax.

Deferred Compensation

All of our compensation plans that are subject to Section 409A of the Internal Revenue Code are intended to comply with such law. Should a plan be determined not to comply, however, we are not responsible for any additional tax or interest imposed on any employee.

Board Composition

Our Board of Directors

Our board of directors currently consists of five members who were elected by written consent of our stockholders, based upon a slate proposed by Wasserstein. Prior to the consummation of this offering, we expect to expand our board to consist of 11 directors to comply with the corporate governance rules of NYSE and the Sarbanes-Oxley Act. The five current directors are expected to continue to serve as directors following this offering. We expect that the six additional director seats will be filled within the applicable periods prescribed by applicable NYSE rules and regulations. Such seats will be filled by a majority of the directors in office at the time the additional directors are to be appointed.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board of directors will be elected each year. At any meeting of stockholders at which directors are to be elected, the number of directors elected may not exceed the greatest number of directors then in office in any class of directors. Under Section 141 of the General Corporation Law of the State of Delaware, directors serving on a classified board can only be removed for cause. The provision for our classified board may be amended, altered or repealed only upon the affirmative vote of the holders of 80% of our outstanding voting stock.

The provision for a classified board could prevent a party that acquires control of a majority of the outstanding voting stock from obtaining control of our board until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer for our shares of common stock or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions.

We believe that a classified board of directors will help to assure the continuity and stability of our board of directors and our business strategies and policies as determined by our board of directors, because a majority of the directors at the given time will have prior experience on our board of directors. The classified board provision should also help to ensure that our board of directors, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock will have sufficient time to review the proposal and appropriate alternatives and to seek the best affiliate result for all stockholders.

Compensation of Directors

In the past, our directors have not been paid any fees or compensation for services as members of the board of directors or any committee thereof. All directors are reimbursed for travel and other related expenses incurred in attending meetings of the board of directors and committee meetings. After the completion of this offering, each of our independent directors will receive an annual board fee of $            . In addition, the chairman of each Board committee will receive an annual fee of $            .

Code of Ethics

The board of directors will approve and adopt a Code of Business Conduct and Ethics for all directors, officers and employees, a copy of which will be available on our website and upon written request by our stockholders at no cost. Our Board of Directors will approve our Code of Business Ethics prior to the consummation of this offering. Once approved, a copy may be accessed on our website at www.bco.com.

Board Committees

Our board of directors has the authority to appoint committees to perform certain management and administration functions. Our board of directors intends to establish an audit committee prior to the consummation of this offering and a compensation committee, an executive committee, and/or a nominating/corporate governance committee prior to or shortly after the consummation of this offering.

Audit Committee. We expect that the members of the audit committee will be appointed promptly following this offering. We intend to have a fully independent audit committee within the time periods prescribed by the NYSE Corporate Governance Rules. Specifically, upon the consummation of this offering, we anticipate that the audit committee will consist of one individual who meets the relevant NYSE independence requirements and who is an “audit committee financial expert” under the requirements of the NYSE and the SEC. We expect to appoint one additional individual who meets the relevant NYSE independence requirements within 90 days thereafter, and another within one year of this offering, in accordance with the NYSE “phase-in” rules applicable to companies undertaking an initial public offering. The audit committee will assist our board of directors in monitoring the integrity of the financial statements, the independent auditor’s qualifications, independence and performance, the performance of our company’s internal audit function and compliance by our company with certain legal and regulatory requirements.

Compensation Committee. We expect that the members of the compensation committee will be appointed promptly following this offering. The compensation committee will oversee the compensation plans, policies and programs of our company and will have full authority to determine and approve the compensation of our Chief Executive Officer, as well as to make recommendations with respect to compensation of our other executive officers. The compensation committee also will be responsible for producing an annual report on executive compensation for inclusion in our proxy statement. We do not anticipate having any compensation committee interlocks.

Executive Committee. We expect that the members of the executive committee will be appointed promptly following this offering. The executive committee, on behalf of our board of directors, will exercise the full powers and prerogatives of our board, except as otherwise required by applicable law and subject to the applicable provisions of our amended and restated certificate of incorporation and bylaws.

Nominating and Corporate Governance Committee. We expect that the members of the nominating and corporate governance committee will be appointed promptly following this offering and will consist of directors meeting the relevant NYSE requirements. The nominating and corporate governance committee will assist our board of directors in promoting the best interests of our company and our stockholders through the implementation of sound corporate governance principles and practices.

Compensation Committee Interlocks and Insider Participation

Prior to this offering, as we did not have a compensation committee, executive compensation was determined by our board of directors and no compensation committee interlock existed. Currently, none of our compensation committee members and none of our executive officers have a relationship that would constitute an interlocking relationship with executive officers or directors of another entity or insider participation in compensation decisions.

Employment Agreements

We generally do not enter into employment agreements with our senior management. However, Harry & David Operations Corp. has entered into employment agreements with Mr. Williams, our president and chief executive officer, and Mr. O’Connell, our chief financial officer and chief administrative officer.

William H. Williams.  Harry & David Operations Corp. entered into an employment agreement with Mr. Williams on June 17, 2004. The initial term of the employment agreement expires on June 17, 2008. After the initial term, Mr. Williams’ employment agreement is renewable by mutual consent for successive one-year periods. Under the terms of his employment agreement, Mr. Williams is entitled to an initial base salary of $567,600, subject to review and adjustment upward at least annually and a discretionary annual bonus (up to 140% of his base salary) as determined by the board. Mr. Williams is entitled to participate in our standard employee benefits plans, fringe benefits and expense reimbursement plans that are generally available to our other senior executives and executive employees, as well as certain additional fringe benefits. In addition, as long as he remains Chief Executive Officer, Mr. Williams is entitled to serve on our and Harry & David Operations Corp.’s respective boards of directors.

If Mr. Williams is terminated without cause or resigns for good reason, he is entitled to a severance payment equal to 100% of his then applicable base salary for a period of 12 to 24 months, plus one, one and a half or two times his target bonus, in each case, based upon when he is terminated, plus the dollar value of any vacation time accrued but unused during the calendar year in which he is terminated. To the extent permissible under the specific plan terms, he will also be entitled to continue to participate in all of our welfare plans during the time he receives severance. If Mr. Williams is terminated without cause or resigns for good reason, prior to June 17, 2006, any options which would otherwise not have vested until June 17, 2006, will become immediately vested on the termination date. If Mr. Williams voluntarily resigns at any time, or if we terminate Mr. Williams with cause, he is entitled to receive only any unpaid base salary accrued for services rendered through the date of termination, plus the dollar value of vacation time accrued and unused during the calendar year in which he resigns or is terminated. If Mr. Williams’ employment is terminated due to death or disability, he or his estate will be entitled to receive any unpaid base salary accrued for services rendered through the end of the next calendar month succeeding his termination, plus the dollar value of vacation time accrued and unused during the calendar year in which his employment is terminated.

If any payment under Mr. Williams’s employment agreement would trigger an excise tax as a result of the payment being considered contingent on a change in ownership or control of Harry & David Operations Corp., any such payments will be reduced to the extent necessary to ensure that the payment will not be subject to the tax as an excess parachute payment, or, if it would result in a greater net payment to Mr. Williams, he will be paid the full amount subject to the excise tax.

Under the terms of the agreement, Mr. Williams has agreed to certain restrictions relating to competition, confidentiality and solicitation of our customers or employees.

Stephen V. O’Connell.  Harry & David Operations Corp. entered into an employment agreement with Mr. O’Connell on July 1, 2004. The initial term of the employment agreement expires on July 1, 2008. Under the terms of his employment agreement, Mr. O’Connell is entitled to an initial base salary of $500,000, subject to review and adjustment at least annually after July 1, 2006. He is entitled to receive a bonus of 40% of his base salary in respect of the year ended March 31, 2006 and a discretionary annual bonus (up to 80% of his base salary) thereafter as determined by the board. Mr. O’Connell is also entitled to participate in our other standard employee benefits plans, fringe benefits and expense reimbursements that are generally available to other senior executives and executive employees, as well as certain additional fringe benefits. In addition, as long as he remains Chief Financial Officer, Mr. O’Connell is entitled to serve on our and Harry & David Operations Corp.’s respective boards of directors.

If Mr. O’Connell is terminated without cause or resigns for good reason, he is entitled to a severance payment equal to 100% of his then applicable base salary for a period of 12 to 24 months, plus one, one and a half or two times his target bonus, in each case, depending upon when he is terminated, plus the dollar value of any vacation time accrued but unused during the calendar year in which he is terminated. To the extent permissible under the specific plan terms, Mr. O’Connell is also entitled to continued participation for him and his family, in all of our welfare plans during the time he receives severance. If Mr. O’Connell is terminated without cause or resigns for good reason prior to June 17, 2006, any options which would otherwise not have vested until June 17, 2006 will become immediately vested on the termination date. If Mr. O’Connell voluntarily resigns at any time, or if we terminate Mr. O’Connell with cause, he is entitled to receive only any unpaid base salary accrued for services rendered through the date of termination, plus the dollar value of vacation time accrued but unused during the current calendar year in which he resigns or is terminated. If Mr. O’Connell’s employment is terminated due to death or disability, he or his estate will be entitled to receive any unpaid base salary accrued for services rendered through the end of the next calendar month succeeding his termination, plus the dollar value of vacation time accrued and unused during the calendar year in which his employment is terminated.

If any payment under Mr. O’Connell’s employment agreement would trigger an excise tax as a result of the payment being considered contingent on a change in ownership or control of Harry & David Operations Corp., any such payments will be reduced to the extent necessary to ensure that the payment will not be subject to the tax as an excess parachute payment, or, if it would result in a greater net payment to Mr. O’Connell, he will be paid the full amount subject to the excise tax.

Under the terms of the agreement, Mr. O’Connell has agreed to certain restrictions relating to competition, confidentiality and solicitation of our customers or employees.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table and accompanying footnotes show information regarding the beneficial ownership of our common stock before and after this offering by (i) each person who is known by us to own beneficially more than 5% of our common stock, (ii) the selling stockholders, (iii) each of our directors and named executive officers; and (iv) all current directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. We believe that each stockholder named in the table has sole voting and dispositive power for the shares shown as beneficially owned by them.

The number of shares and percentages of beneficial ownership before the offering set forth below are based on shares of our common stock issued and outstanding as of September 2, 2005 and do not give effect to the             -for-one stock split expected to be consummated prior to the closing of this offering. The number of shares and percentages of beneficial ownership after the offering are based on              shares of our common stock to be issued and outstanding immediately after this offering.

					Shares beneficially owned after the offering
	Shares beneficially owned prior to the offering(1)(8)		Number of shares to be sold in this offering		Assuming the underwriters’ option is not exercised		Assuming the underwriters’ option is exercised in full
Name and address of beneficial owner	Number	Percent***	Number	Percent	Number	Percent	Number	Percent
Wasserstein(2) Attn: George L. Majoros 1301 Avenue of the Americas 44th Floor New York, NY 10019	650,000	65%**

Highfields(3) John Hancock Tower 200 Clarendon Street 51st Floor Boston, MA 02116	350,000	34%**

Executive Officers and Directors:
William H. Williams(4)	5,405	1%
Stephen V. O’Connell(5)	*	*
Rudd C. Johnson(6)	*	*
William C. Michel(6)	*	*
Cathy J. Fultineer(6)	*	*
Peter Kratz(7)	*	*
Donald Cato(7)	*	*
Ellis B. Jones(2)	650,000	65%

George L. Majoros, Jr(2).	650,000	65%

Bruce Wasserstein(2)	650,000	65%

All executive officers and directors as a group (11 persons)(2),(4),(5),(6),(7)	663,166	65%

*	Less than 1% of the outstanding capital stock.

**	Percentages are approximate and based on the number of shares outstanding.

***	Amounts may not sum due to rounding.

(1)	Unless otherwise indicated, the address for each stockholder is c/o Harry & David Holdings, Inc. 2500 South Pacific Highway, Medford, Oregon 97501.

(2)

Includes funds sponsored by Wasserstein, their affiliates and related entities. The 650,000 beneficially owned shares represent 30,266 shares of common stock beneficially owned by USEP II Co-Investment Partners, LLC, 475,231 shares of common stock beneficially owned by U.S. Equity Partners II (U.S. Parallel), L.P., 19,072 shares of common stock beneficially owned by U.S. Equity Partners II, LP, 12,409 shares of common stock beneficially owned by Bear Creek Equity Partners, LLC, 75,580 shares of common stock beneficially owned by U.S. Equity Partners II (Offshore), LP and 37,442 shares of common stock beneficially owned by Wasserstein Partners, LP. To the extent Messrs. Jones and Majoros are designated to beneficially own the shares as a result of their positions as

Chief Executive Officer and President and Chief Operating Officer, respectively, of Wasserstein & Co., LP, Messrs. Jones and Majoros, Jr. disclaim beneficial ownership of the shares (other than, in the case of Mr. Majoros, Jr., his pecuniary interest in 1,816 shares). Mr. Wasserstein may be deemed to have beneficial ownership of the shares owned by the Wasserstein entities. However, Mr. Wasserstein disclaims beneficial ownership of these shares except for his pecuniary interest in 95,987 shares. Wasserstein Partners, LP has dispositive power over the shares held by Bear Creek Equity Partners, LLC and USEP II Co-Investment Partners, LLC, a broker-dealer.

(3)	Includes funds sponsored by Highfields and their affiliates. Represents 39,176 shares of common stock beneficially owned by Highfields Capital I LP, 92,476 shares of common stock beneficially owned by Highfields Capital II LP and 218,348 shares of common stock beneficially owned by Highfields Capital Ltd. Messrs. Jonathon S. Jacobson and Richard L. Grubman hold investment and voting power over the shares held by Highfields.

(4)	Mr. Williams was granted options to purchase 27,027 shares of our common stock on February 18, 2005 under a Non-Qualified Stock Option Agreement. On June 17, 2005, 20% of such options became exercisable, all of which were exercised on July 29, 2005. An additional 20% will vest on June 17, 2006, and an additional 5% will vest on each of September 17, December 17, March 17 and June 17 thereafter, commencing September 17, 2006 and ending June 17, 2009.

(5)	Mr. O’Connell was granted options to purchase 22,973 shares of our common stock on February 18, 2005 under a Non-Qualified Stock Option Agreement. On June 17, 2005, 20% of such options became exercisable, all of which were exercised on July 29, 2005. An additional 20% will vest on June 17, 2006, and an additional 5% will vest on each of September 17, December 17, March 17 and June 17 thereafter, commencing September 17, 2006 and ending June 17, 2009.

(6)	Each of Messrs. Johnson and Michel and Ms. Fultineer were granted options to purchase 3,789 shares of our common stock on February 18, 2005 under Non-Qualified Stock Option Agreements. On June 17, 2005, 20% of the options granted under each individual’s Non-Qualified Stock Option Agreement became exerciseable, all of which were exercised on July 29, 2005. An additional 20% will vest on June 17, 2006, and an additional 5% will vest on each September 17, December 17, March 17 and June 17 thereafter, commencing September 17, 2006 and ending June 17, 2009.

(7)	Messrs. Kratz and Cato were granted options to purchase 2,231 shares of our common stock on February 18, 2005 under Non-Qualified Stock Option Agreements. On June 17, 2005, 20% of the options granted under each individual’s Non-Qualified Stock Option Agreement became exerciseable, all of which were exercised on July 29, 2005. An additional 20% will vest on June 17, 2006, and an additional 5% will vest on each September 17, December 17, March 17 and June 17 thereafter, commencing September 17, 2006 and ending June 17, 2009.

(8)	The selling stockholders purchased the shares to be sold in the ordinary course of business and, at the time the shares were purchased, had no agreements or understandings, directly or indirectly, with any person to sell or otherwise distribute the shares.

RELATED PARTY TRANSACTIONS

Management Agreement

In connection with our acquisition of Harry & David Operations Corp., Harry & David Operations Corp. entered into an agreement with Wasserstein, on behalf of Wasserstein and Highfields, to pay Wasserstein and Highfields an aggregate fee of $1.0 million annually plus expenses for financial management, consulting and advisory services. To the extent the fee is not paid in any year, it will be accrued. Under our management agreement, Harry & David Operations Corp. has also agreed to engage Wasserstein as an advisor to Harry & David Operations Corp. in connection with any material financing transaction, asset acquisitions or dispositions or any direct or indirect change of control of Harry & David Operations Corp. In fiscal 2005 we paid Wasserstein and Highfields an aggregate of $1.1 million under this agreement. Upon consummation of any such transaction, Harry & David Operations Corp. will pay Wasserstein a customary transaction fee for such advisory services. Our management agreement will terminate upon completion of this offering and we will pay Wasserstein and Highfields a termination fee from a portion of the net proceeds of this offering. The termination fee will be at most $10.0 million based on the expected present value of the fees Wasserstein and Highfields would have received over the life of the management agreement.

Transaction Fee

In connection with our acquisition of Harry & David Operations Corp., Harry & David Operations Corp. paid a transaction fee, based on a percentage of the total acquisition value, of approximately $2.0 million to Wasserstein and approximately $1.1 million to Highfields. Wasserstein and Highfields received the fee in consideration of their assistance in structuring and closing the acquisition.

Net Operating Losses

Under the terms of the stock purchase agreement, YCI agreed to pay us, subject to certain conditions, an amount (estimated to be approximately $16.4 million as of June 25, 2005) based on a percentage of certain net operating losses of Harry & David Operations Corp. and its subsidiaries for federal income tax purposes for the period from the date after the closing of the acquisition through and including November 30, 2004. On June 13, 2005, we assigned to our stockholders of record as of that date, Wasserstein and Highfields, our right to receive the payment from YCI. Effective as of September 16, 2005, Wasserstein and Highfields further assigned a portion of the YCI payment to our other stockholders of record as of that date, all of whom are or were members of management. On September 16, 2005, in accordance with the original assignment, YCI paid $16.4 million to Wasserstein and Highfields, who subsequently assigned to the stockholders of record as of September 16, 2005, including members of management (Messrs. Williams ($165,663), O’Connell ($123,211), Johnson ($51,407), Michel ($41,610), and Kratz ($36,567), Ms. Fultineer ($31,830), and Messrs. Multari ($14,371) and Cato ($12,108)), a percentage of the net operating loss payment corresponding to each stockholder’s ownership interest as of September 16, 2005. Wasserstein and Highfields entered into this assignment agreement to allow members of management who had exercised options since the initial June 13, 2005 assignment to realize their pro-rata portion of the benefit of the net operating loss payment.

Other Transactions

From time to time in the ordinary course of business, we may enter into transactions with entities in which one or both of our equity sponsors have an interest. Any such transaction would be subject to compliance with the covenants contained in the indenture governing the notes and our revolving credit facility. We anticipate that any such transaction would be on arms’ length terms. In addition, we have entered into employment agreements with two of our executive officers as described in “Management.” We may also from time to time indemnify executive officers and directors for actions taken in their capacities as such.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws that we expect to adopt prior to the consummation of this offering. We refer you to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

We are authorized to issue two classes of capital stock, common stock and preferred stock. The total number of shares of capital stock we are authorized to issue is              million shares, consisting of              million shares common stock, $0.01 par value per share, and              million shares of preferred stock, $0.01 par value per share. After giving effect to a             -for-one stock split that we intend to effect prior to completing this offering, as of June 25, 2005, our authorized capital stock consisted              of shares of common stock, of which              shares were issued and outstanding immediately prior to this offering, and              shares of preferred stock, par value $0.01 per share, of which no shares were issued and outstanding immediately prior to this offering. Prior to this offering, all of our outstanding shares of our common stock were held of record by 34 stockholders. Immediately following the completion of this offering we will have              shares of our common stock, and no shares of our preferred stock, outstanding.

Subject to any superior rights of any holders of preferred stock, holders of common stock will be entitled to one vote per share on all matters submitted to be voted upon by the stockholders. The holders of our common stock will not have cumulative voting rights in the election of directors.

Subject to any superior rights of any holders of any class or series of stock having a preference over the common stock with respect to payment of dividends, holders of our common stock will be entitled to such dividends as may be declared and paid from time to time by our board of directors out of legally available funds. Our credit facility imposes restrictions on our ability to declare dividends with respect to our common stock. For additional information, see “Dividend Policy.”

In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and any amounts due to the holders of preferred stock.

The holders of our common stock have no preemptive rights and no rights to convert or exchange their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock.

Certain Consequences of Being a Stockholder

We are subject to certain rules and regulations of the BOR. Under these rules and regulations, stockholders who become beneficial owners of 1% or more of our shares would be attributed ownership of acreage in excess of 40 acres, which would require the stockholder to make certain annual and change of control filings with the BOR. A stockholder who fails to file the required forms can be fined $200 per form per irrigation district, up to a maximum of $2,400. Failure by any stockholder to comply with all applicable requirements can also result in our losing access to all federal reclamation water. While we pursue legislative relief to buy out of the water districts, which would eliminate fee and filing requirements, we have entered into a settlement agreement with the BOR, which exempts our existing stockholders and non-controlling stockholders from the filing requirements. This settlement is only in effect through March 2007. If we do not obtain appropriate legislative relief by that time, we would need to seek an extension or find an alternative solution.

Anti-takeover Effects of Certain Provisions of Our Amended and Restated

Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and bylaws will contain several provisions that may make it more difficult to acquire us by means of a tender offer, open market purchase, proxy fight or otherwise.

These provisions are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors. We believe that, as a general rule, our interests and the interests of our stockholders would be served best if any change in control results from negotiations with our board of directors based upon careful consideration of the proposed terms, such as the price to be paid to stockholders, the form of consideration to be paid and the anticipated tax effects of the transaction.

These anti-takeover provisions could, however, have the effect of discouraging a prospective acquiror from making a tender offer for our shares or otherwise attempting to obtain control of us. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares. Moreover, these provisions could discourage accumulations of large blocks of common stock, thus depriving stockholders of any advantages which large accumulations of stock might provide.

Set forth below is a summary of the relevant provisions the will be in our amended and restated certificate of incorporation and bylaws and certain applicable sections of the General Corporation Law of the State of Delaware. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and sections of the General Corporation Law of the State of Delaware.

Election and Removal of Directors

Our amended and restated certificate of incorporation and bylaws will provide that our board of directors is divided into three classes. The amended and restated certificate of incorporation and bylaws will provide that the term of the first class of directors will expire at our 2006 annual meeting of stockholders, the term of the second class of directors will expire at our 2007 annual meeting of stockholders and the term of the third class of directors will expire at our 2008 annual meeting of stockholders. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us if Wasserstein and Highfields no longer controls us because it generally makes it more difficult for stockholders to replace a majority of our directors.

The amended and restated certificate of incorporation and bylaws will provide that directors may be removed, with or without cause, by the affirmative vote of shares representing a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors as long as Wasserstein, alone or together with Highfields, owns shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors. Once Wasserstein, alone or together with Highfields, ceases to own shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors, our amended and restated certificate of incorporation will provide that directors may only be removed for cause and only by the affirmative vote of not less than 80% of votes entitled to be cast by the outstanding capital stock in the election of our board of directors.

Size of Board and Vacancies

Our amended and restated certificate of incorporation and bylaws will provide that the number of directors on our board of directors will be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors will be filled solely by the vote of our remaining directors in office. Any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the vote of our remaining directors in office. However, as long as Wasserstein, alone or together with Highfields, continues to beneficially own shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors and such vacancy was caused by the action of stockholders, then such vacancy may only be filled by the affirmative vote of shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and bylaws will permit our stockholders to act by written consent without a meeting as long as Wasserstein, alone or together with Highfields, continues to beneficially own shares representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors. Once Wasserstein, alone or together with Highfields, ceases to beneficially own at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors, our amended and restated certificate of incorporation will eliminate the right of our stockholders to act by written consent.

Amendments to our Bylaws

Our amended and restated certificate of incorporation and bylaws will provide that the provisions of our bylaws relating to the calling of meetings of stockholders, notice of meetings of stockholders, stockholder action by written consent, advance notice of stockholder business or director nominations, the authorized number of directors, the classified board structure, the filling of director vacancies or the removal of directors (and any provision relating to the amendment of any of these provisions) may only be amended by the board of directors.

Amendments to our Certificate of Incorporation

The amendment of any of the above provisions in our amended and restated certificate of incorporation may only be made by the board of directors.

Stockholder Meetings

Our amended and restated certificate of incorporation and bylaws provide that a special meeting of our stockholders may be called only by (1) Wasserstein and Highfields, so long as Wasserstein, alone or together with Highfields, beneficially owns shares of our capital stock representing at least a majority of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors or (2) the Chairman of our board of directors or our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These procedures will not apply to Wasserstein or Highfields.

No Cumulative Voting

Our amended and restated certificate of incorporation and bylaws will not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock

The authorization of our undesignated preferred stock will make it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Delaware Anti-takeover Statute

We are governed by Section 203 of the General Corporation Law of the State of Delaware. Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests.

In general, Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; and

•	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective twelve months after adoption.

Our amended and restated certificate of incorporation and bylaws do not elect out of the restrictions imposed under Section 203. We anticipate that the provisions of Section 203, which will therefore be applicable to us, may encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Registration Rights

In addition, under a registration rights agreement that we entered into with Wasserstein and Highfields, we have granted Wasserstein and Highfields “piggyback” registration rights in connection with this offering and any future offerings of our common stock. Under this registration rights agreement, if we propose to register any of our equity securities (as defined in the Exchange Act) under the Securities Act, whether or not for sale for our own account, Wasserstein and Highfields may request that their respective registrable securities be included in the registration. Additionally, we must use our reasonable best efforts to have Wasserstein’s and Highfields’ registrable securities included in the registration statement on the same terms and conditions as our securities included in that offering.

Preferred Stock

Our preferred stock may be issued in one or more series. Our board of directors is authorized to issue the shares of preferred stock in such series and to fix from time to time before issuance the number of shares to be included in any such series and the designation, relative powers, preferences, rights and qualifications, limitations or restrictions of such series. The authority of our board of directors with respect to each such series will include the ability to designate or fix the number of shares issued, voting rights, redemption rights, dividend and dissolution preferences, convertibility and other relative rights and preferences, among others, all as may be determined from time to time by our board of directors and stated or expressed in the resolution or resolutions providing for the issuance of such preferred stock.

Transfer Agent and Registrar

We have appointed              as the transfer agent and registrar for our common stock.

Listing

We will apply to have our common stock listed on the NYSE under the symbol “HND”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock.

Based on the number of shares outstanding as of                     , 2005, we will have approximately              shares of our common stock outstanding after the completion of this offering. Of those shares of common stock, the              shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 or 144(k) under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144, as currently in effect, an affiliate of ours who beneficially owns shares of our common stock that are not restricted securities, or a person who beneficially owns for more than one year shares of our common stock that are restricted securities, may generally sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock or approximately shares assuming no exercise by the underwriters of their option to purchase additional shares; and

•	the average weekly reported volume of trading in the common stock on the NYSE during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Generally, a person who was not our affiliate at any time during the three months before the sale, and who has beneficially owned shares of our common stock that are restricted securities for at least two years, may sell those shares without regard to the volume limitations, manner of sale provisions, notice requirements or the requirements with respect to availability of current public information about us.

Rule 144 does not supersede the contractual obligations of our security holders set forth in the lock-up agreements described above.

Rule 144(k)

In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

Generally, an employee, officer, director or consultant who purchased shares of our common stock before the effective date of the registration statement of which this prospectus is a part, or who holds options as of that date, pursuant to a written compensatory plan or contract, may rely on the resale provisions of Rule 701 under the Securities Act. Under Rule 701, these persons who are not our affiliates may generally sell their eligible securities, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. These persons who are our affiliates may generally sell their eligible securities under Rule 701, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with Rule 144’s one-year holding period restriction.

Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above.

Sale of Restricted Shares

The              shares of our common stock that were outstanding on                     , 2005 will become eligible for sale, pursuant to Rule 144 or Rule 701, without registration approximately as follows:

•	shares of common stock will be immediately eligible for sale in the public market without restriction;

•	shares of common stock will be eligible for sale in the public market under Rule 144 or Rule 701, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the volume, manner of sale and other limitations under those rules; and

•	the remaining shares of common stock will become eligible under Rule 144 for sale in the public market from time to time after the effective date of the registration statement of which this prospectus is a part upon expiration of their respective holding periods.

The above does not take into consideration the effect of the lock-up agreements described above.

Lock-up Agreements

The holders of approximately                  shares of outstanding common stock as of the closing of this offering and the holders of shares of common stock underlying options as of the closing of this offering, including all of the selling stockholders, stockholders with registration rights and all of our executive officers and directors, have entered into lock-up agreements pursuant to which they have generally agreed, subject to certain exceptions, not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of at least 180 days, subject to extension, from the date of this prospectus without the prior written consent of UBS Securities LLC. See “Underwriting —No Sale of Similar Securities.”

Stock Options

As soon as practicable following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options. After expiration of the applicable contractual resale restrictions, shares covered by these registration statements will be eligible for sale in the public markets, other than shares owned by our affiliates, which may be sold in the public market if they are registered or qualify for an exemption from registration under Rule 144. As of June 30, 2005 there were outstanding options under our 2004 Stock Option Plan for the purchase of 83,581 shares of common stock with an average exercise price of $82.60.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX

CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” corporation that accumulates earnings to avoid United States federal income tax or an investor in a pass-through entity). A change in law may alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, we recommend that you consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Cash distributions on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “— Gain on Disposition of Common Stock” below. Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are generally subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been in the preceding five years a “United States real property holding corporation” for United States federal income tax purposes.

A non-corporate non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe that we are not currently a “United States real property holding corporation” for United States federal income tax purposes although no assurance can be given in this regard, and it is possible that we may become such a corporation vis-à-vis acquisition of additional real estate or the disposition of non-real estate property. The determination of whether we are a “United States real property holding corporation” is fact specific and depends on the composition of our assets. If we are or become a “U.S. real property holding corporation,” so long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will generally be subject to United States federal income tax on the disposition of our common stock.

Federal Estate Tax

Common stock owned or treated as owned by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder claiming certain treaty benefits, and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code, or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition (including a redemption) of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

We and the selling stockholders are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC and Banc of America Securities LLC are acting as the representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares
UBS Securities LLC
Banc of America Securities LLC
Calyon Securities (USA) Inc.

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock and the common stock of the selling stockholders are offered subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters, and the underwriters’ right to reject orders in whole or in part.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering, and one or more underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to the underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

Sales of shares made outside of the United States may be made by affiliates of the underwriters.

We and the selling stockholders have granted the underwriters an option to buy up to              additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $             per share from the public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares:

	Paid by Us		Paid by Selling Stockholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$	$	$
Total	$	$	$	$	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $             million. The underwriting agreement provides that the underwriters will reimburse us for certain out-of-pocket expenses incurred in connection with this offering in an amount not to exceed $                .

We, our executive officers and directors and our existing security holders have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representatives, offer, sell, contact to sell or otherwise dispose of or hedge our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus and are subject to a number of exceptions and qualifications. At any time and without public notice, the representatives may in their sole discretion release some or all of the securities from these lock-up agreements.

If during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day lock-up period and ends on the last day of the 180-day lock-up period we issue an earnings release or material news or a material event relating to us occurs, or prior to the expiration of the 180-day lock-up period we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period, then the 180-day lock-up period will be extended until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs.

We and the selling stockholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

We intend to apply to have our common stock listed on the NYSE under the trading symbol “HND”. In order to meet the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including stabilizing transactions, short sales, purchases to cover positions created by short sales, imposition of penalty bids and syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our history and prospects and the history of, and prospectus for, the industry in which we compete;

•	our past and present financial performance and an assessment of our management;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

At our request, certain of the underwriters have reserved up to              % of the common stock being offered by this prospectus for sale at the initial offering price to our officers, directors, employees and consultants and other persons having a relationship with us, as designated by us. The sales will be made by             , through a directed share program. We do not know whether these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any directed share participants purchasing these reserved shares will be subject to the lock-up restrictions described above.

Certain of the underwriters and their affiliates have in the past provided and may from time to time provide certain commercial banking, financial advisory, investment banking and other services for us for which they were and will be entitled to receive separate fees. In particular, Banc of America Securities LLC and Calyon Securities (USA) Inc. are currently investors in funds sponsored by Wasserstein. UBS Securities LLC is the sole lead arranger, UBS Loan Finance LLC, an affiliate of UBS Securities LLC, is a lender, UBS AG, an affiliate of UBS Securities LLC is the administrative agent and Calyon New York Branch, an affiliate of Calyon Securities (USA) Inc., is the syndicate agent and a lender under our amended and restated revolving credit facility. UBS Securities LLC, Banc of America Securities LLC and Calyon Securities (USA) Inc. were initial purchasers in connection with the offering of our floating rate notes due 2012 and 9% senior notes due 2013. In addition, UBS AG, an affiliate of UBS Securities LLC provided us with an unsecured term loan in connection with our acquisition of Harry & David Operations Corp., which loan was repaid in connection with the closing of our February 2005 notes offering. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

VALIDITY OF THE SHARES

The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Jones Day, New York, New York. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

Independent Registered Public Accounting Firm

Ernst & Young LLP, an independent registered public accounting firm, has audited the predecessor’s consolidated financial statements and schedule for the years ended March 29, 2003 and March 27, 2004, and for the period from March 28, 2004 to June 16, 2004, and our successor’s consolidated financial statements have been audited for the period from June 17, 2004 to June 26, 2004 and for the year ended June 25, 2005 as set forth in their reports. We have included the predecessor’s and successor’s consolidated financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the issuance of shares of our common stock being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement. We are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. These materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Audited Consolidated Financial Statements

Consolidated Balance Sheets as of June 26, 2004 and June 25, 2005	F-3

Consolidated Statements of Operations for the year ended March 29, 2003, the year ended March 27, 2004, the period from March 28, 2004 to June 16, 2004, the period from June 17, 2004 to June 26, 2004, and the year ended June 25, 2005	F-4

Consolidated Statements of Stockholders’ Equity (Deficit) for the year ended March 29, 2003, the year ended March 27, 2004, the period from March 28, 2004 to June 16, 2004, the period from June 17, 2004 to June 26, 2004, and the year ended June 25, 2005	F-5

Consolidated Statements of Cash Flows for the year ended March 29, 2003, the year ended March 27, 2004, the period from March 28, 2004 to June 16, 2004, the period from June 17, 2004 to June 26, 2004, and the year ended June 25, 2005	F-6

Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Harry & David Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Harry & David Holdings, Inc. and Subsidiaries (the Successor) as of June 26, 2004 and June 25, 2005, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the period from June 17, 2004 to June 26, 2004 and the year ended June 25, 2005. We have also audited the accompanying consolidated statements of operations, stockholders’ equity, and cash flows of Harry & David Operations Corp. (the Predecessor) for each of the years ended March 29, 2003 and March 27, 2004, and the period from March 28, 2004 to June 16, 2004. These financial statements are the responsibility of the Successor and Predecessor management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Successor’s and Predecessor’s internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Successor’s and Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial positions of the Successor at June 26, 2004 and June 25, 2005, and the consolidated results of its operations and its cash flows for the period from June 17, 2004 to June 26, 2004 and the year ended June 25, 2005, and the Predecessor’s consolidated results of operations and cash flows for each of the years ended March 29, 2003 and March 27, 2004, and the period from March 28, 2004 to June 16, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 4, the Predecessor has restated its financial statements to comply with recent Securities and Exchange Commission guidance on lease accounting.

/s/    ERNST & YOUNG LLP

Portland, Oregon

September 1, 2005, except for the

second paragraph of Note 9, as to

which the date is September 15, 2005

Harry & David Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

(in Thousands, Except Share Data)

	June 26, 2004 (Successor)	June 25, 2005 (Successor)
Assets
Current assets:
Cash and cash equivalents	$23,629	$24,854
Trade accounts receivable, less allowance for doubtful accounts of $529 at June 26, 2004 and $150 at June 25, 2005	11,404	8,434
Other receivables	5,216	2,025
Inventories	64,582	68,660
Prepaid catalog expenses	3,015	3,811
Income taxes receivable	–	247
Deferred income taxes	6,085	–
Other current assets	6,101	6,220

Total current assets	120,032	114,251

Property, plant, and equipment, net	163,901	165,006
Software, net	12,393	11,705
Intangibles, net	37,358	35,084
Deferred financing costs, net	7,781	14,269
Deferred income taxes	–	5,869
Other assets	853	628

Total assets	$342,318	$346,812

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$14,850	$18,759
Accrued payroll and benefits	15,282	15,943
Income taxes payable	5,856	–
Deferred revenue	14,360	15,002
Deferred income taxes	–	24,127
Accrued interest	495	5,940
Accrued restructuring costs	10,477	2,224
Other accrued liabilities	5,120	6,996
Note payable	13,900	268

Total current liabilities	80,340	89,259

Long-term debt	147,055	245,000
Accrued pension liability	28,243	30,982
Deferred income taxes	3,686	–
Other long-term liabilities	370	1,798

Total liabilities	259,694	367,039

Commitments and Contingencies	–	–

Stockholders’ equity (deficit):
Common stock, $0.01 par value, 1,500,000 shares authorized; 1,000,000 shares issued and outstanding	10	10
Additional paid-in capital	83,992	1,864
Accumulated deficit	(1,378)	(22,101)

Total stockholders’ equity (deficit)	82,624	(20,227)

Total liabilities and stockholders’ equity (deficit)	$342,318	$346,812

See accompanying notes.

Harry & David Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations

(in Thousands, Except Share and per Share Data)

	Year Ended March 29, 2003 (Predecessor)	Year Ended March 27, 2004 (Predecessor)	Period from March 28, 2004 to June 16, 2004 (Predecessor)	Period from June 17, 2004 to June 26, 2004 (Successor)	Year Ended June 25, 2005 (Successor)
	(Restated)	(Restated)
Net Sales	$515,131	$522,162	$61,845	$7,664	$566,266

Costs and expenses:
Cost of goods sold	289,049	295,706	46,152	5,382	319,776
Selling, general and administrative	205,338	211,951	41,488	4,023	218,277

	494,387	507,657	87,640	9,405	538,053

Operating income (loss)	20,744	14,505	(25,795)	(1,741)	28,213

Other (income) expense:
Interest income	(29)	(34)	(8)	(1)	(934)
Interest expense	654	411	21	565	35,351
Loss on investments	1,017	–	–	–	–
Gain on vendor settlement	–	(3,735)	–	–	–
Other (income) expense, net	216	(1,072)	–	–	(270)

	1,858	(4,430)	13	564	34,147

Income (loss) before income taxes	18,886	18,935	(25,808)	(2,305)	(5,934)
Provision (benefit) for income taxes	8,635	8,098	(10,476)	(927)	(1,611)

Net income (loss)	$10,251	$10,837	$(15,332)	$(1,378)	$(4,323)

Net income (loss) per share:
Basic and diluted	$10,251	$10,837	$(15,332)	$(1.38)	$(4.32)

Weighted-average shares used in per share calculations:
Basic and diluted	1,000	1,000	1,000	1,000,000	1,000,000

See accompanying notes.

Harry & David Holdings, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity (Deficit)

(in Thousands, Except Share Data)

	Common Stock		Additional Paid-In Capital	Stockholder Note	Retained Earnings (Accumulated Deficit)	Total
	Shares	Value
Balance at March 30, 2002 (Predecessor-restated)	1,000	$1	$187,824	$–	$4,773	$192,598
Cumulative effect of lease restatement	–	–	–	–	(1,817)	(1,817)
Distribution on reorganization	–	–	(16,632)	–	–	(16,632)
Net income and comprehensive income (restated)	–	–	–	–	10,251	10,251
Dividend to stockholders	–	–	–	–	(3,497)	(3,497)

Balance at March 29, 2003 (Predecessor-restated)	1,000	1	171,192	–	9,710	180,903
Net income and comprehensive income (restated)	–	–	–	–	10,837	10,837

Balance at March 27, 2004 (Predecessor-restated)	1,000	1	171,192	–	20,547	191,740
Capital contribution by YCI	–	–	28,998	–	–	28,998
Net loss and comprehensive loss (restated)	–	–	–	–	(15,332)	(15,332)
Sale of Harry & David Operations Corp by YCI and elimination of equity accounts	(1,000)	(1)	(200,190)	–	(5,215)	(205,406)
Issuance of common stock in the Acquisition	1,000,000	10	83,992	–	–	84,002

Balance at June 17, 2004 (Successor)	1,000,000	10	83,992	–	–	84,002
Net loss and comprehensive loss	–	–	–	–	(1,378)	(1,378)

Balance at June 26, 2004 (Successor)	1,000,000	10	83,992	–	(1,378)	82,624
Return of capital to stockholders	–	–	(82,630)	–	–	(82,630)
Issuance of stockholder note	–	–	–	(250)	–	(250)
Accrued interest on stockholder note	–	–	–	(13)	–	(13)
Stock option compensation expense	–	–	502	–	–	502
Assignment of NOL proceeds to stockholders	–	–	–	–	(16,400)	(16,400)
Repayment of stockholder note and interest	–	–	–	263	–	263
Net loss and comprehensive loss	–	–	–	–	(4,323)	(4,323)

Balance at June 25, 2005 (Successor)	1,000,000	$10	$1,864	$–	$(22,101)	$(20,227)

Harry & David Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in Thousands)

	Year Ended March 29, 2003 (Predecessor)	Year Ended March 27, 2004 (Predecessor)	Period from March 28, 2004 to June 16, 2004 (Predecessor)		Period from June 17, 2004 to June 26, 2004 (Successor)	Year Ended June 25, 2005 (Successor)
	(Restated)	(Restated)
Operating activities
Net income (loss)	$10,251	$10,837		$(15,332)	$(1,378)	$(4,323)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	15,687	16,224		4,264	293	10,615
Amortization	1,236	1,192		1,790	156	5,003
Stock option compensation expense	–	–		–	–	502
Amortization of deferred financing costs	–	–		–	73	2,991
Write-off of deferred financing costs	–	–		–	–	7,956
Loss on impairment of property, plant, equipment, and software	316	1,949		–	–	–
Loss on retirement of property, plant, equipment, and software	784	882		–	–	192
Loss on investments	1,017	–		–	–	–
Deferred income taxes	(6,353)	(1,185)		7,320	(7,341)	8,242
Changes in operating assets and liabilities:
Purchase of short-term investments	–	–		–	–	(58,053)
Sale of short-term investments	–	–		–	–	58,053
Accounts receivable	(984)	1,531		7,918	1,316	2,961
Inventories	103	1,455		(4,752)	(1,315)	(4,078)
Prepaid advertising and other assets	(300)	5,135		4,279	(312)	2,617
Accounts payable and accrued liabilities	3,733	(7,361)		(14,751)	9,065	(1,675)
Deferred revenue	(2,502)	(692)		(3,573)	(2,303)	644

Net cash provided by (used in) operating activities	22,988	29,967		(12,837)	(1,746)	31,647
Investing activities
Acquisition of property, plant, equipment, and software	(23,736)	(15,926)		(2,037)	(247)	(14,683)
Proceeds from the sale of property, plant, and equipment	40	13		16	–	–
Purchase of common stock of the Predecessor, net of cash acquired of $22,782	–	–		–	(230,120)	–

Net cash used in investing activities	(23,696)	(15,913)		(2,021)	(230,367)	(14,683)
Financing activities
Borrowings of revolving debt	–	–		–	–	90,000
Repayments of revolving debt	–	–		–	–	(90,000)
Borrowings of long-term debt	–	–		–	155,000	–
Repayments of long-term debt	(131)	(49)		–	–	(155,000)
Borrowings of notes payable	–	–		–	13,900	268
Repayments of notes payable	–	–		–	–	(13,900)
Issuance of senior notes	–	–		–	–	245,000
Payments for deferred financing costs	–	–		–	–	(9,490)
Capital contribution	–	–		158	84,002	–
Repayments of long-term debt to YCI	(2,066)	–		13,838	–	–
Net (payments) receipts on YCI revolving credit arrangement	5,952	(14,818)		–	–	–
Dividend to stockholders	(3,497)	–		–	–	–
Return of capital to common stockholders	–	–		–	–	(82,630)
Issuance of note payable to stockholder	–	–		–	–	(250)
Repayment of stockholder note and interest	–	–		–	–	263

Net cash provided by (used in) financing activities	258	(14,867)		13,996	252,902	(15,739)

Increase (decrease) in cash and cash equivalents	(450)	(813)		(862)	20,789	1,225
Cash and cash equivalents, beginning of period	4,965	4,515		3,702	2,840	23,629

Cash and cash equivalents, end of period	$4,515	$3,702		$2,840	$23,629	$24,854

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$–	$–		$–	$14	$19,113

Cash paid for taxes	$	$	$		$1,576	$401

Supplemental disclosure of noncash financing activities
Distribution on reorganization	22,554	–		–	–	–

Deferred tax liability transfer to YCI for pension	(5,922)	–		–	–	–

Conversion of long-term debt payable to YCI into the YCI revolving credit agreement	–	18,600		–	–	–

Contribution of assets and liabilities from YCI just prior to the Acquisition	$–	$–		$28,998	$–	$–

Valuation adjustments due to purchase accounting	–	–		–	(27,770)	–

Assignment of NOL proceeds to stockholders	$–	$–		$–	$–	$(16,400)

See accompanying notes.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

June 25, 2005

(Dollars in Thousands)

1. Business

Harry & David Holdings, Inc. (formerly Bear Creek Holdings, Inc. and subsidiaries) (the Company or Successor) is a vertically integrated multichannel specialty retailer and producer of branded premium gift-quality fruit gourmet food products and gifts marketed under the Harry and David® brand, and premium rose plants, horticultural products, and home and garden décor marketed under the Jackson & Perkins® brand. The Company markets its products through catalogs distributed through the mail, the Internet, business-to-business, and consumer telemarketing, Harry and David Stores, and wholesale distribution to other retailers.

The Company operates three reportable segments: Harry and David Direct Marketing, Harry and David Stores, and Jackson & Perkins. Business units not required to be disclosed separately for segment reporting purposes are grouped in “Other” and include Harry and David wholesale, commercial sales of surplus, non-gift-quality fruit grown in the Company’s orchards surrounding Medford, Oregon, and business units that support the Company’s operations, including orchards, product supply, distribution, customer operations, facilities, information technology services, and administrative and marketing support functions.

Harry and David Direct Marketing net sales are generated by sales of Harry and David merchandise through catalog, Internet, business-to-business, and consumer telemarketing operations. Harry and David Stores net sales are generated by sales of Harry and David merchandise at various retail locations (outlet stores, specialty stores, and a Country Village Store). As of June 25, 2005, the Company operated 136 Harry and David Stores throughout the United States. Jackson & Perkins net sales are generated by sales of Jackson & Perkins merchandise through catalog, Internet, consumer telemarketing, and wholesale operations, as well as royalty income generated from sales of Suntory plants and the licensing of some Jackson & Perkins patented products to third parties for resale and sales of rotational farm crops grown at Jackson & Perkin’s Wasco, California, facilities. Harry and David and Jackson & Perkins catalogs reach customers throughout the United States and to a lesser extent in Canada.

The Company’s operations are labor intensive. Approximately 3% of the Company’s full-time employees are agricultural workers who are covered under a collective bargaining agreement which expires in June 2007. Sales of the Company’s products are subject to a variety of agricultural risks, rising fuel and energy prices, postal rate increases, and extreme weather conditions, and are subject to regulation and inspection by various governmental agencies. Operating results will vary based on the timing of holidays and the ripening of seasonal fruits, which, if delayed, can cause delayed product shipments.

On August 1, 2005, the Company’s Board of Directors approved the filing of a registration statement with the SEC for an initial public offering of the Company’s common stock (offering). If the offering is consummated, all related costs will be offset against the proceeds in equity. If not consummated, the costs will be charged to expense in the period the offering is terminated. At June 25, 2005, the Company has deferred $159 of costs related to the offering.

2. Acquisition of the Company

On June 17, 2004, the Company purchased all of the outstanding shares of common stock of Harry & David Operations Corp., (formerly Bear Creek Corporation) (Predecessor) from Yamanouchi Consumer Inc. (YCI) (referred to as the Acquisition). As of June 25, 2005, affiliates of Wasserstein & Company, LP (Wasserstein), together with management, own a 65% controlling interest in the Company, and affiliates of funds sponsored by Highfields Capital Management (Highfields) own approximately 35%. The aggregate consideration for the Acquisition, including cash acquired of $22,782, was approximately $252,902.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

2. Acquisition of the Company (continued)

On June 17, 2004, in conjunction with the Acquisition, the Company issued 1,000,000 shares of $.01 par value common stock to Wasserstein and Highfields. The Acquisition was financed through an initial capital contribution at closing of $82,600, a positive post-closing working capital price adjustment of $1,402, borrowings of $155,000 under a second lien term loan, and a $13,900 note payable to a bank. The Acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. The purchase price has been allocated to the assets acquired and liabilities assumed based on their relative fair values. An independent appraisal was utilized for determining the amounts assigned to inventory, property, plant and equipment, software, and intangible assets consisting primarily of purchased trade names and trademarks.

The excess of the fair value of the net assets acquired over the purchase price, which amounted to $29,638, was recorded at June 17, 2004, as a pro rata reduction of the amounts assigned to acquired property, plant and equipment, software, and identifiable intangibles at the date of acquisition, as follows:

	Allocated Fair Value	Adjustment	Acquisition Balance Sheet
Cash	$25,621	$–	$25,621
Inventory	63,268	–	63,268
Other current assets	26,752	–	26,752
Property, plant, and equipment	198,627	(34,663)	163,964
Software	15,179	(2,704)	12,475
Intangible assets	45,157	(7,710)	37,447
Other long-term assets	16,640	–	16,640
Restructuring accrual	(10,477)	–	(10,477)
Current liabilities	(49,812)	–	(49,812)
Deferred taxes	(20,380)	15,439	(4,941)
Accrued pension liability	(28,035)	–	(28,035)

	$288,403	$(29,638)	$252,902

The results of operations of Harry & David Holdings, Inc. since the Acquisition are included in the accompanying statements of operations of the Successor. Pro forma operating data has not been presented for the year ended June 25, 2005 as the results of the Successor for that period includes the effects of the Acquisition at the beginning of that period. The following unaudited pro forma operating data for the Predecessor presents the results of its operations for the year ended March 27, 2004 as if the Acquisition had occurred on March 30, 2003, with the financing obtained as described above, and assumes that there were no other changes in the Predecessor’s operations. The pro forma financial data is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transactions actually been consummated on March 30, 2003, and do not purport to indicate results as of any future date or for any future period.

Pro forma for the period From March 30, 2003 through March 27, 2004
Net sales	$522,162
Operating income	8,603
Interest expense, net	16,964
Net loss	(2,125)
Basic and diluted net loss per share	$(2.13)

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

2. Acquisition of the Company (continued)

Pro forma operating income shown above includes a one-time $1,201 charge to cost of goods sold related to the opening balance sheet step up of inventory to fair market value. Included in interest expense shown above are charges from additional borrowings necessary to finance the Acquisition and amortization expense related to deferred financing costs for the additional borrowings.

In accordance with Emerging Issues Task Force (EITF) Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination, the Company recorded a liability for restructuring costs associated with the acquisition (see Note 8). The restructuring liability consisted of $7,304 in estimated costs to implement management’s plan for a reduction in force that began in August 2004. Additionally, the restructuring liability consisted of $3,173 in estimated costs to implement management’s plan to close 19 underperforming Harry and David retail stores. Of this amount, approximately $300 is for severance costs related to terminated store management personnel and corporate positions directly associated with the store division. These stores were identified for closure by the new ownership team based on historical and pro forma operating results. Management anticipates that substantially all of the planned restructuring activities will be completed within approximately one year of the acquisition date.

3. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions between the entities have been eliminated. Amounts presented for periods prior to June 17, 2004, represent the consolidated financial information of Harry & David Operations Corp. and Subsidiaries, which is considered the accounting predecessor company to Harry & David Holdings, Inc.

Fiscal Year

The Predecessor’s fiscal year ended on the last Saturday in March, based on a 52/53-week year. The Predecessor’s fiscal years 2003 and 2004 ended on March 29, 2003 (52 weeks) and March 27, 2004 (52 weeks), respectively.

On August 30, 2005, the Board of Directors approved the change in the Company’s fiscal year end from the last Saturday in March to the last Saturday in June, based on a 52/53-week year. The Company’s fiscal years ended 2004 and 2005 ended on June 26, 2004 (52 weeks) and June 25, 2005 (52 weeks), respectively.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

3. Summary of Significant Accounting Policies (continued)

Fiscal Year (continued)

As noted previously the Company’s fiscal year was changed from March to June. Unaudited condensed operating results for the transition period from March 28, 2005 to June 25, 2005 follows:

For the period March 28, 2005 to June 25, 2005
Net Sales	$73,959
Costs and expenses:
Cost of goods sold	51,811
Selling, general, and administrative	47,806

99,617

Operating loss	(25,658)
Other (income) expense:
Interest income	(334)
Interest expense	6,204
Other income, net	(2)

5,868

Loss before income taxes	(31,526)
Benefit for income taxes	(14,383)

Net loss	$(17,143)

Net loss per share	$(17.14)

Prior year comparable operating results have not been presented because management has determined that such information is not meaningful due to purchase accounting adjustments and the Acquisition financing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Sales to individuals and the related cost of products related to direct marketing channels are recognized when the products are shipped to customers. Revenue is recognized for retail sales, excluding gift card sales, at the point of sale in the store, and for wholesale merchandise when the merchandise is shipped to the customer. Revenues from gift card sales are deferred and revenue is recognized for the appropriate amount redeemed.

Deferred revenue represents amounts received from customers for merchandise to be shipped in subsequent periods. The Company defers incremental direct costs of order processing related to those orders for which revenue is deferred. Deferred order processing costs of $570 and $598 were included in other current assets at June 26, 2004, and June 25, 2005, respectively. Shipping and handling fees charged to customers are recognized

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

3. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

at the time the products are shipped to the customer and are included in net revenues. Shipping costs are included in cost of goods sold. The Company records a reserve for estimated product returns in each reporting period based on historical experience.

Classification of Costs and Expenses

Cost of goods sold includes costs directly associated with the production and manufacturing of product as well as fulfillment costs, delivery expense, warehousing costs, internal transfer costs and distribution costs. Selling, general, and administrative costs include all costs not directly associated with the production and manufacturing of products.

Research and Development

The Company incurs research and development expenses primarily related to developing new roses. Research and development expenses of approximately $1,125, $1,253, $286, $47, and $1,290 for the fiscal years ended March 29, 2003, and March 27, 2004, the 12 weeks ended June 16, 2004, the 10 days ended June 26, 2004, and the fiscal year ended June 25, 2005, respectively, are included in selling, general, and administrative expenses.

Catalog Expenses

Prepaid catalog expenses are incurred in connection with the direct response marketing of certain products. Prepaid catalog costs consist of photography, separations, print, distribution, postage, and list costs for all direct response catalogs. Such costs are capitalized as prepaid catalog expenses and are amortized over their expected periods of future benefit based on the estimated sales curve of each promotion. Each catalog is generally amortized over 3 to 4 months. For sales that extend up to 12 months, such as multiple club shipments, catalog expense is generally amortized over this 12-month period. Prepaid catalog expenses are evaluated for realizability at each reporting period by comparing the carrying amount associated with each catalog to the estimated remaining future net revenues associated with that promotion. If the carrying amount is in excess of estimated future net revenue, the excess is expensed in the reporting period. Nondirect response advertising is expensed as incurred.

Catalog advertising expenses were $52,979, $56,610, $10,186, $934, and $61,114 for the fiscal years ended March 29, 2003, and March 27, 2004, the 12 weeks ended June 16, 2004, the 10 days ended June 26, 2004, and the fiscal year ended June 25, 2005, respectively.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

3. Summary of Significant Accounting Policies (continued)

Interest Costs

The components of interest costs follows:

	Year Ended March 29, 2003 (Predecessor)	Year Ended March 27, 2004 (Predecessor)	Period from March 28, 2004 to June 16, 2004 (Predecessor)	Period from June 17, 2004 to June 26, 2004 (Successor)	Year Ended June 25, 2005 (Successor)
Interest expense on debt	$853	$564	$23	$464	$23,591
Amortization of deferred financing costs and debt discount	—	—	—	73	2,991
Write-off of deferred financing costs	—	—	—	—	7,956
Commitment fees	—	—	—	31	899

Total interest costs	853	564	23	568	35,437
Less amounts capitalized	(199)	(153)	(2)	(3)	(86)

Net interest expense	$654	$411	$21	$565	$35,351

Comprehensive Income

The Company’s comprehensive income (loss) and net income (loss) are the same for all periods presented.

Income Taxes

The Company accounts for income taxes under the liability method pursuant to Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes (SFAS 109), wherein the deferred income tax liabilities and assets are based on the difference between the financial statements and tax bases of assets and liabilities, multiplied by the expected tax rate in the year the differences are expected to reverse. Deferred income tax expense or benefit results from the change in the net deferred tax asset or liability between periods. Deferred income tax assets are reduced by a valuation allowance when it is more likely than not that some portion of the deferred income tax assets will not be realized.

Historically, the Predecessor filed a consolidated federal income tax return with YCI and its affiliated entities (the YCI Group). YCI and the Predecessor maintained a constructive tax-sharing agreement, the effect of which was to reflect tax expense and liabilities as if the Predecessor filed stand-alone federal and state income tax returns. The income tax provision and related accounts of the Predecessor are presented in these financial statements as if the Predecessor filed stand-alone federal and state income tax returns.

The Company’s fiscal year for financial statement reporting purposes ends on the last Saturday in June based on a 52/53-week year; however, the Company files its federal and state income tax returns based on the period ending November 30. Similarly, and as a result of this difference in reporting cycles, for accounting purposes the month of November ends on a day other than the 30th. Accordingly, income, expense and balance sheet adjustments must be made to properly reflect the relevant tax returns and financial statement impact. The Company calculates its current and deferred income tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed at a subsequent date, and adjustments based on filed returns are recorded when identified.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

3. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company records a valuation allowance to reduce its deferred tax assets to an amount that is more likely than not to be realized. The Company has considered carryback and carryforward periods, historical and forecasted income, the apportioned earnings in the jurisdictions in which the Company and its subsidiaries operate, and tax planning strategies in estimating a valuation allowance against its deferred tax assets. If the Company determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized, an adjustment to the deferred tax assets is charged to earnings in the period in which it makes such a determination. Conversely, if the Company determines that it is more likely than not that the deferred tax assets will be realized, the Company would reverse the applicable portion of any previously recognized valuation allowance.

The amount of income taxes the Company pays is subject to periodic audits by federal and state tax authorities and these audits may result in proposed deficiency assessments. The Company’s estimate for the potential outcome for any uncertain tax issue is highly subjective. The Company believes it has adequately provided for any reasonably foreseeable outcome related to these matters. However, future events may reflect favorable or unfavorable adjustments to its estimated tax liabilities in the period the assessments are made or resolved, or when statutes of limitation on assessments expire. As a result, the Company’s effective tax rate may fluctuate on an annual or quarterly basis.

Due to an administrative oversight, the federal income tax return due date for the initial short tax year ended November 30, 2004 was not properly extended. As a result, we and each of our subsidiaries were required to file separate federal income tax returns for that period, unless the Internal Revenue Service granted us an extension to elect to file a consolidated federal income tax return. We sought an extension of such election, which was granted on August 30, 2005. On September 8, 2005, the Company filed a consolidated federal income tax return with its subsidiaries, and the income tax provision has been prepared on this basis for the fiscal year ended June 25, 2005.

Under the terms of the stock purchase agreement (SPA) dated April 1, 2004, subject to certain conditions, YCI agreed to pay to the Company a portion of the tax benefit of the net operating loss eligible for carryback attributable to the post-acquisition period from June 18, 2004 through November 30, 2004 (the initial short federal income tax return year for the Company and its subsidiaries) (Short Tax Year) to prior periods. Under the terms of the SPA, YCI would acquire this “Post-Closing NOL” at 75% of its fair value. Upon the execution of the appropriate elections, and payment for the Post-Closing NOL by YCI, the Company would elect under applicable law to carry back the Post-Closing NOL to periods prior to the closing of the Acquisition. If YCI failed to pay the Company for the Post-Closing NOL under the SPA provisions, the Company could waive the carryback of the Post-Closing NOL and retain the Post-Closing NOL for the Company’s future use. The parties to the SPA agreed that the tax effect of the Post-Closing NOL was negotiated as an integral condition of the total Acquisition price, and therefore represented a purchase price adjustment.

At the conclusion of the Short Tax Year, the Company determined that it and its subsidiaries had generated a Post-Closing NOL eligible for carryback of approximately $67,000, as calculated pursuant to the SPA. At that time, YCI indicated that it would be able to utilize the Post-Closing NOL carryback. Approximately $23.4 million was recorded in accordance with SFAS 109 as a credit to the Company’s income tax provision during the fiscal year ended March 26, 2005, and as a related deferred tax asset which the Company evaluated and concluded was fully realizable. As YCI was required to pay the Company $17,579 to obtain the $23,439 Post-Closing NOL, the Company reclassified $17,579 of its deferred tax asset as a receivable from YCI. The

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

3. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

remaining 25% of the deferred tax asset, which was to be retained by YCI, was recorded as a purchase price adjustment in accordance with the parties’ intent under the SPA in accordance with the treatment of contingent consideration under SFAS 141. Subsequent to the recording of the Post-Closing NOL purchase price adjustment noted above, the Company determined that the amount of the Post-Closing NOL eligible for carryback was approximately $62,000 as a result of finalizing the Company’s tax return and related income tax positions and reconciling such amounts to the income tax provision recognized in the Company’s financial statements as of March 26, 2005. YCI confirmed to the Company that it would be able to absorb the $62,000 Post-Closing NOL carryback and would pay $16,400 for the benefit of the carryback pursuant to the SPA. As a result, the Company recognized this change in estimate as a reduction of the tax benefit attributable to the Post-Closing NOL (reflected as a receivable from YCI in the accompanying financial statements) by $1,179 and a corresponding increase in the Company’s current period income tax provision.

The Company intended to pay its stockholders a $16,400 cash dividend upon payment from YCI; however, on June 13, 2005 the Company assigned its right to receive the payment from YCI to two of its stockholders of record as of that date, Wasserstein and Highfields. Upon assignment, the Company reversed the recorded receivable from YCI and charged $16,400 against retained earnings as a non-cash dividend. Subsequently, Wasserstein and Highfields assigned a portion of the YCI receivable to the Company’s other stockholders and YCI paid the receivable in its full amount (see Note 20).

Stock-Based Compensation

Prior to June 17, 2004, the Predecessor had no stock-based compensation plans. The Company accounts for stock options granted to employees under SFAS No. 123 (Revised), Share-Based Payment (SFAS 123-R). Under SFAS 123-R, the fair value of stock-based awards to employees is calculated through the use of option pricing models. These models require subjective assumptions, including future stock price volatility and expected time to exercise, which affect the calculated values. The Company’s calculations are based on a single option valuation approach and forfeitures are estimated at the date of grant, and that estimate is updated each reporting period as necessary. The compensation expense is recognized on a straight-line basis over the vesting period.

Stock options granted to nonemployees are accounted for under EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

Earnings (Loss) Per Share

Earnings (loss) per basic share is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Earning (loss) per diluted share further assumes that, under the treasury stock method, any dilutive stock options are exercised.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

3. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents are carried at cost, which approximates market value. Cash equivalents include third-party credit card receivables because such amounts generally convert to cash within three days with little or no default risk, as well as investments in commercial paper with a purchased maturity of 90 days or less.

Short-Term Investments

Investments are classified as held-to-maturity, trading, or available-for-sale at the time of purchase. The cost of the securities is based on the specific identification method. During the fiscal year ended June 25, 2005 all investments held were classified as trading. At June 26, 2004 and June 25, 2005, the Company held no investments in equity or debt securities.

Accounts Receivable

The Company sells its products to individuals and companies located primarily in the United States. Products sold to individuals are typically paid for through the use of third-party and proprietary credit cards, which are authorized at the point of sale, cash, or check. Products sold to companies are generally on open credit terms consistent with the Company’s evaluation of customer creditworthiness. The Company generally does not require collateral.

The Company conducts ongoing credit evaluations and maintains an allowance for doubtful accounts to cover the risk of bad debts. The Company analyzes historical bad debts, customer creditworthiness, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. The allowance is calculated on a historical percentage of defaulted accounts as a percentage of sales. The Company writes off individual accounts greater than 180 days past due. Past-due corporate accounts are written off when management deems that collectibility is remote. Losses from bad debts have historically been within management’s expectations.

Inventories

Finished goods, materials, packaging supplies, and work-in-process are stated at the lower of cost (on the first-in, first-out basis) or market value. The Company capitalizes into inventory both direct and indirect production costs. Indirect production costs include indirect labor and growing, manufacturing, and assembly related overhead costs. Costs of unharvested crops are included in inventory and include direct labor and other expenses related to nursery stock and unharvested fruit, including the amortization of orchard development costs. Fruit crop inventories are accounted for on a crop year that spans from November to October. Rose crop inventories are accounted for over their respective growing cycles, and therefore rose inventory costs include up to three years of nursery stock. The Company estimates a provision for damaged, obsolete, excess, and slow-moving inventory based on specific identification and inventory aging reports. The Company provides for excess and obsolete inventories in the period when excess and obsolescence are determined to have occurred.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Orchard development costs, consisting of direct labor and material, supervision, and other items, are capitalized as part of capital projects in process until the orchard

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

3. Summary of Significant Accounting Policies (continued)

Property, Plant, and Equipment (continued)

produces fruit in commercial quantities. Upon attaining commercial levels of production, these costs are transferred to land improvements.

Depreciation and amortization are computed using the straight-line method, with estimated useful lives of the related assets as follows:

Land improvements and producing orchards	10–35 years
Buildings and improvements	10–40 years
Machinery and equipment	5–10 years
Leasehold improvements	Shorter of estimated useful life or lease term (generally 5–20 years)

Interest costs related to assets under construction and software projects are capitalized during the construction or development period. The estimated cost to complete capital projects in process was $6,699 at June 25, 2005.

Software

Internally developed software costs are capitalized in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Qualifying costs of producing or purchasing internal use software are capitalized and amortized using the straight-line method over estimated lives ranging from three to eight years. Total software costs capitalized for the fiscal years ended March 29, 2003, and March 27, 2004, the 12 weeks ended June 16, 2004, the 10 days ended June 26, 2004, and the fiscal year ended June 25, 2005, were $1, $6, $155, $0, and $2,440, respectively. Accumulated amortization of capitalized software costs at June 26, 2004, and June 25, 2005, was $81 and $3,172, respectively.

Intangible Assets

Intangible assets of the Predecessor primarily consisted of trademarks, patents, and customer mailing lists, which were being amortized using the straight-line method over their estimated useful lives ranging from 5 to 40 years. The aggregate amortization expense was $704, $665, and $138 for the fiscal years ended March 29, 2003, and March 27, 2004, and the 12 weeks ended June 16, 2004, respectively, included within selling, general, and administrative expenses in the accompanying consolidated statements of operations.

In conjunction with the Acquisition, the Company acquired intangible assets of $37,447 consisting of trade names and trademarks, customer and rental lists, and favorable lease agreements that were assigned values at the acquisition date. The trade names and trademarks were valued at $28,765 and have been assigned an indefinite life; as such, they will not be amortized. The indefinite lived assets are tested for impairment annually using the guidance and criteria described in SFAS No. 142, Goodwill and Other Intangible Assets. The impairment testing compares carrying values to fair values, and if the carrying value of these assets is in excess of fair value, the

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

3. Summary of Significant Accounting Policies (continued)

Intangible Assets (continued)

carrying value is reduced to fair value. The Company completed its impairment testing as of the end of the third quarter of fiscal 2005 and there was no indication of impairment.

The following is a summary of intangible assets subject to amortization:

	June 26, 2004			June 25, 2005
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Harry and David customer and rental lists	$6,805	$(75)	$6,730	$6,805	$(1,979)	$4,826
Favorable lease agreements	1,877	(14)	1,863	1,877	(384)	1,493

	$8,682	$(89)	$8,593	$8,682	$(2,363)	$6,319

The customer and rental lists are being amortized using the straight-line method over their estimated useful lives ranging from one to four years. The intangible assets related to the favorable lease agreements are being amortized over the remaining lives of the underlying leases ranging from three to ten years.

Aggregate amortization expense for the 10 days ended June 26, 2004 and the fiscal year ended June 25, 2005, was $89 and $2,274, respectively. The estimated amortization expense for each of the next five years subsequent to June 25, 2005 is as follows:

Fiscal year 2006	$2,047
Fiscal year 2007	1,914
Fiscal year 2008	1,806
Fiscal year 2009	216
Fiscal year 2010	177
Thereafter	159

In connection with the issuance of debt, the Company incurred debt issuance costs which have been deferred. These costs are being amortized to interest expense using the effective-interest method over the terms of the related debt instruments.

Equity Investments

The Company records equity investments in private companies on the cost basis, as the Company owns less than 20% of the outstanding equity of each of the three investee companies, the Company does not exert significant influence over the operations of the investee companies, and objective fair market values of the investees’ equity securities do not exist. Equity investments totaling $325 at June 26, 2004, and June 25, 2005, were included in other assets. The Company periodically evaluates the estimated fair value of its equity investments in private companies to determine if an other-than-temporary impairment in the value of its investments has taken place. If an investment is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. During the year ended March 29, 2003, the Predecessor recorded a $1,017 charge as other expense to recognize the permanent writedown of its equity investment balances.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

3. Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company evaluates its long-lived assets for impairment. Recoverability of assets is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

During the years ended March 29, 2003 and March 27, 2004, the Predecessor recorded impairment losses of $316 and $1,949, respectively, which are included in selling, general, and administrative expenses. The impairment losses related to the Harry & David Stores segment store closures. The fair value of the assets was determined by a discounted cash flow analysis.

Deferred Rent

For leases that contain fixed escalations of the minimum annual lease payment during the original term of the lease, the Company recognizes rental expense on a straight-line basis and records the difference between rent expense and the amount currently payable as deferred rent. The Company’s deferred rent liability includes an estimated amount to return retail stores to their original condition at the conclusion of the lease term. Deferred rent liabilities totaling $958 and $1,404 were included in other long-term liabilities as of June 26, 2004, and June 25, 2005, respectively. For further discussion of the Company’s accounting policies related to operating leases, see Note 4.

Financial Instruments

The Company’s financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable, notes payable, and long-term debt. The estimated fair value of these instruments (other than long-term debt) approximates their carrying value due to the short period of time to their maturities. With respect to long-term debt, the fair value of the Senior Floating Rate Notes approximates their carrying value due to their variable interest rate. The fair value of the Senior Fixed Rate Notes approximates their carrying value, as the fixed rate approximates the Company’s incremental borrowing rate for instruments of similar terms.

New Accounting Standards and Developments

In November 2004, the FASB ratified the consensus reached by the EITF regarding EITF Issue No. 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations. SFAS No. 144 requires that the results of operations of a component of an entity that either has been disposed of or classified as held for sale be reported in discontinued operations if (1) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (2) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. EITF Issue No. 03-13 addresses how companies should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from their ongoing operations and the types of continuing involvement that constitute “significant” continuing involvement.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

3. Summary of Significant Accounting Policies (continued)

New Accounting Standards and Developments (continued)

The consensus ratified in EITF Issue No. 03-13 is effective for a component of an entity that is disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004, or earlier if disposed of or classified as held for sale within the company’s fiscal year that includes the date of consensus ratification. The Company doesn’t expect that the adoption of EITF Issue No. 03-13 beginning in July 2005 will have a significant impact on its consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an Amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In October 2004, the American Jobs Creation Act (the Act) was signed into law. The Act provides a special deduction with respect to income of certain U.S. manufacturing activities and a one-time 85% dividends received deduction for certain foreign earnings that are repatriated, as defined in the Act. The Company is currently evaluating the impact of the manufacturing deduction, which may impact its consolidated financial statements for fiscal year ending June 24, 2006. In December 2004, the FASB issued FASB Staff Position 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004, which allows a company additional time to evaluate the effect of the Act on its plan for reinvestment or repatriation of foreign earnings. The Company does not have foreign operations, and as such does not expect that this aspect of the Act will have a significant impact on its consolidated financial statements.

4. Restatement of Financial Statements

On February 7, 2005, the Office of the Chief Accountant of the Securities and Exchange Commission (SEC) issued a letter to the AICPA expressing its views regarding certain operating lease-related accounting issues and their application under generally accepted accounting principles in the United States of America (GAAP). In light of this letter, the Company’s management initiated a review of its lease accounting and determined that its then-current method of accounting for leasehold improvements funded by landlord incentives or allowances under operating leases (tenant improvement allowances) and its then-current method of accounting for rent holidays were not in accordance with GAAP as interpreted in the recent SEC letter issued to the AICPA.

The Company had historically accounted for tenant improvement allowances as reductions to the related leasehold improvement asset on the consolidated balance sheets and capital expenditures in investing activities on the consolidated statements of cash flows. Management determined that FASB Technical Bulletin No. 88-1, Issues Relating to Accounting for Leases, requires these allowances to be recorded as deferred rent liabilities on the consolidated balance sheets and as a component of operating activities on the consolidated statements of cash flows. Additionally, this adjustment results in a reclassification of the deferred rent amortization from “Depreciation and amortization expenses” to “Tenant allowance credit,” both of which are classified within selling, general, and administrative expenses in the consolidated statements of income.

The Company had historically recognized rent holiday periods on a straight-line basis over the lease term commencing with the initial occupancy date or the opening date for Company-operated retail stores. The store opening date coincided with the commencement of business operations, which corresponds to the intended use of

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

4. Restatement of Financial Statements (continued)

the property. Management reevaluated FASB Technical Bulletin No. 85-3, Accounting for Operating Leases with Scheduled Rent Increases, and determined that the lease term should commence on the date the Company takes possession of the leased space for construction purposes, which is generally two months prior to a store opening date. Excluding tax impacts, the correction of this accounting requires the Company to record additional deferred rent in “Other long-term liabilities” and to adjust “Retained earnings” on the consolidated balance sheets, as well as to correct amortization in “Selling, general, and administrative expense” on the consolidated statements of operations. The cumulative effect of these accounting changes is a reduction to retained earnings of $1,817 as of the beginning of fiscal 2003 and a decrease to “Selling, general, and administrative expense” of $66 and $102 for fiscal years ended March 29, 2003, and March 27, 2004, respectively. Cash flow from operations increased by $2,246 and $62 for fiscal years ended March 29, 2003 and March 27, 2004, respectively, and cash flow from investing decreased by ($2,246) and ($62) for fiscal years ended March 29, 2003 and March 27, 2004, respectively. The effect of this restatement on earnings per share was not significant.

5. Inventories

Inventories consist of the following:

	June 26, 2004	June 25, 2005
Finished goods	$18,411	$17,966
Materials, packaging supplies, and work-in-process	23,237	29,987
Growing crops	22,934	20,707

Total	$64,582	$68,660

6. Property, Plant, and Equipment

Property, plant, and equipment consists of the following:

	June 26, 2004	June 25, 2005
Land	$30,667	$30,663
Land improvements and orchard development costs	28,847	31,183
Buildings and improvements	55,197	55,867
Machinery and equipment	39,129	43,872
Leasehold improvements	6,430	6,353
Capital projects-in-progress	3,924	7,901

	164,194	175,839
Accumulated depreciation and amortization	(293)	(10,833)

Total	$163,901	$165,006

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

7. Income Taxes

The components of the Company’s provision (benefit) for income taxes are as follows:

	Year Ended March 29, 2003 (Predecessor)	Year Ended March 27, 2004 (Predecessor)	Period From March 28, 2004 to June 16, 2004 (Predecessor)	Period From June 17, 2004, to June 26, 2004 (Successor)	Year Ended June 25, 2005 (Successor)
Current:
Federal	$21,553	$7,497	$22,322	$–	$(22,268)
State	6,520	1,731	5,336	–	–
Foreign	34	–	–	–	–

	28,107	9,228	27,658	–	(22,268)
Deferred:
Federal	(15,588)	(872)	(30,716)	(742)	19,295
State	(3,884)	(258)	(7,418)	(185)	1,362

	(19,472)	(1,130)	(38,134)	(927)	20,657

Provision (benefit) for income taxes	$8,635	$8,098	$(10,476)	$(927)	$(1,611)

For the fiscal years ended March 29, 2003 and March 27, 2004, the 12 weeks ended June 16, 2004, the 10 days ended June 26, 2004, and the fiscal year ended June 25, 2005, the effective income tax rate was 45.7%, 42.8%, 40.6%, 40.2%, and 27.15%, respectively. The Company’s effective tax rate differed from the federal statutory income tax rate as follows:

	Year Ended March 29, 2003 (Predecessor)	Year Ended March 27, 2004 (Predecessor)	Period From March 28, 2004 to June 16, 2004 (Predecessor)	Period From June 17, 2004, to June 26, 2004 (Successor)	Year Ended June 25, 2005 (Successor)
Income tax provision (benefit) at federal statutory rate of 35%	$6,587	$6,592	$(9,146)	$(807)	$(2,077)
State tax provision (benefit), net federal tax effect	1,638	958	(1,353)	(120)	46
Valuation allowance	–	–	–	–	797
Permanent differences, net	102	89	47	–	(390)
Other	308	459	(24)	–	13

Provision (benefit) for income taxes	$8,635	$8,098	$(10,476)	$(927)	$(1,611)

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

7. Income Taxes (continued)

Net deferred tax liabilities consist of the following gross asset and liability balances:

	June 26, 2004	June 25, 2005
Current:
Liability	$6,677	$36,078
Asset	(12,762)	(11,951)

Net current (asset) liability	(6,085)	24,127
Long-term:
Liability	18,484	17,433
Asset	(14,798)	(23,302)

Net long-term (asset) liability	3,686	(5,869)

Total deferred (asset) liability	$(2,399)	$18,258

Significant components of the Company’s deferred tax assets and liabilities for federal and state income taxes consist of the following:

	June 26, 2004	June 25, 2005
Deferred tax assets:
Reserve for future liabilities	$(9,352)	$(9,536)
Pension	(12,115)	(12,675)
State income taxes	364	(297)
Inventories	(3,368)	(2,743)
Net operating loss carryforwards		(8,179)
Other	(3,089)	(3,048)

	(27,560)	(36,478)
Valuation allowance	–	1,225

Total deferred tax assets	(27,560)	(35,253)
Deferred tax liabilities:
Deferred income	(991)	15,032
Depreciation/amortization	18,484	17,902
Growing crops	6,635	8,926
Catalog costs	1,033	11,565
Other	–	86

Total deferred tax liabilities	25,161	53,511

Total net deferred tax liabilities	$(2,399)	$18,258

At June 25, 2005, the Company has approximately $8,731 of federal net operating loss carryforwards and various state net operating loss carryforwards in the approximate amount of $64,036 which may expire between 2006 and 2024. Utilization of the net operating loss carryforwards may be subject to limitations attributable to the change in ownership of the Company in June 2004 and other limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. These limitations may result in the expiration of the net operating losses before utilization.

The Company has generated state net operating loss carryforwards in certain tax jurisdictions where a history of earnings has not been established and therefore the certainty of future taxable income in amounts sufficient to fully utilize such net operating losses is not assured. Therefore, the Company believes that a valuation allowance of $1,225 is required to reduce the related deferred tax asset to an amount that is more likely than not to be realized.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

8. Accrued Restructuring Costs

The Company recorded a liability for restructuring costs associated with the Acquisition. The following table summarizes the Company’s accrued restructuring costs.

	June 17, 2004	Costs incurred	June 26, 2004	Costs incurred	Non-Cash Adjustments	June 25, 2005
Reduction in force	$7,304	$–	$7,304	$(6,252)	$(183)	$869
Store closures	2,873	–	2,873	(1,526)	(142)	1,205
Store closure severance	300	–	300	(150)	–	150

Total	$10,477	$–	$10,477	$(7,928)	$(325)	$2,224

The severance paid to employees as part of the restructuring was substantially complete as of June 25, 2005, and planned store closings were either complete or in the process of being completed at that date.

9. Revolving Credit Arrangement

On June 17, 2004, the Company entered into a revolving credit agreement with a bank that provided for $150,000 of revolving credit secured by the assets of the Company. In conjunction with the refinancing in February 2005 (see Note 11), this agreement was amended to reduce the revolving credit to $125,000. At June 26, 2004 and June 25, 2005 there were no outstanding borrowings. The interest rate on this facility is variable, and as of June 25, 2005, was set at LIBOR plus 2.25%. This agreement contains certain restrictive loan covenants, including financial covenants requiring the Company to maintain a maximum leverage ratio, minimum interest coverage ratio, minimum fixed charge coverage ratio, minimum liquidity, and maximum capital expenditures. The Company was permitted to make an $82,600 distribution to its stockholders under the revolving credit agreement. However, the Company made an $82,630 distribution in February 2005. On July 29, 2005, the Company changed its name and the names of its subsidiary, Bear Creek Corporation, but failed to notify the lenders of that change. The excess stockholder distribution and name change constituted events of default under the revolving credit agreement. Under the revolving credit agreement, the Company was also permitted to pay its stockholders a dividend upon receipt of the YCI NOL receivable if the Company was not in default under the revolving credit agreement provisions. On June 13, 2005, the Company assigned its right to the YCI NOL receivable, which constituted an additional default. At June 25, 2005, none of the defaults had been waived by the lenders.

Effective September 15, 2005, the lenders under the revolving credit agreement waived the excess stockholder distribution and name change defaults; however, the amendment did not waive or cure the YCI NOL receivable assignment default. The Company is in negotiations with its lenders to obtain a waiver for the YCI NOL receivable assignment default as well as to amend certain definitions relating to the components that are included in certain financial compliance ratios which the Company may not be in compliance with at the end of September 2005 without further amendment. There were no cross-defaults triggered related to the Company’s other debt and lease agreements by these defaults at June 25, 2005, and the Company was in compliance with all other debt and lease agreement covenants at June 25, 2005. Because there were no cross-defaults, a waiver relating to two of the defaults was obtained, and it is probable that the lenders will further waive the YCI NOL receivable assignment default and amend the definitions relating to the financial compliance covenants prior to the consummation of the public offering. The Company believes that the balances under its various debt and lease agreements are properly classified as of June 25, 2005 in the consolidated balance sheet.

In connection with the issuance of this facility, the Company incurred debt issuance costs of $7,811, of which $7,781 and $5,207 remained at June 26, 2004 and June 25, 2005, respectively. In February 2005, the Company

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

9. Revolving Credit Arrangement (continued)

modified its revolving credit agreement to reduce the maximum borrowing capacity from $150,000 to $125,000. In connection with this modification, associated financing fees of $1,098 were charged to interest expense.

The Company is required to pay a commitment fee equal to 0.75% of the unused line of credit, payable quarterly. For the 10 day period of June 17, 2004 to June 26, 2004 and for the fiscal year ended June 25, 2005, the Company recorded $31 and $899, respectively, in commitment fees as interest expense.

10. Notes Payable

On June 17, 2004, the Company entered into an unsecured note agreement with a financial institution in the amount of $13,900. The interest rate on the facility was variable and as of June 26, 2004, was set at LIBOR plus 1.5%, or 3.06%, with interest payments every three months. At June 26, 2004, $13,900 remained outstanding. This note was repaid in full on February 25, 2005.

Notes payable at June 25, 2005, consisted of $268 for short-term financing of software for the Company. The note is payable in December 2005.

11. Long-Term Debt

In connection with the issuance of $155,000 of long-term debt as part of the Acquisition, the Company was required to pay $7,988 from the debt proceeds to the underwriters upon consummation of the financing. The Company accounted for the reduction in the proceeds as a discount on the issuance in accordance with EITF Issue No. 00-27. Application of EITF Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” to Certain Convertible Instruments. At June 26, 2004, long-term debt is net of the remaining debt discount of $7,945. This amount was amortized to interest expense using the effective-interest method over the term of the debt. On February 25, 2005, the Company repaid the term loan in full, and the remaining associated debt discount of $6,858 was charged to interest expense in connection with this debt extinguishment.

In February 2005, the Company issued $70,000 in Senior Floating Rate Notes due March 1, 2012, and $175,000 of Senior Fixed Rate Notes due March 1, 2013. The net proceeds of this issuance of $235,510, combined with cash-on-hand of $16,020, were used to repay the amount outstanding under the term loan facility of $155,000, to make a distribution to stockholders of $82,630, and to repay the $13,900 note payable borrowed in the original acquisition. The Senior Floating Rate Notes accrue interest at a rate per annum equal to LIBOR plus 5%, calculated and paid quarterly. The interest rate at June 25, 2005, was 8.33%, and the first interest payment was due June 1, 2005. The $175,000 of Senior Fixed Rate Notes accrues interest at an annual fixed rate of 9%, with semiannual interest payments commencing on September 1, 2005. These notes represent the senior unsecured obligations of Harry & David Operations Corp. and are guaranteed on a senior unsecured basis by Harry & David Holdings, Inc. The indenture governing the notes contains various restrictive covenants including, but not limited to, limitations on the incurrence of indebtedness, asset dispositions, acquisitions, investments, dividends and other restricted payments, liens and transactions with affiliates.

Associated with the senior note offering, the Company incurred $9,490 in deferred financing costs, of which $9,062 remained as of June 25, 2005.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

12. Commitments and Financing

The Company utilizes letters of credit for certain purchases of inventory, workers’ compensation policies, and a purchasing card program. The Company had a number of unsecured commercial letter of credit agreements totaling an aggregate of $775 and $261 at June 26, 2004 and June 25, 2005 respectively, with expiration dates at June 25, 2005 ranging from July 2005 to September 2005. Additionally, as of June 25, 2005, the Company had two standby letters of credit for $500 and $3,500 expiring in October 2005 and in June 2006. There were no unused letters of credit as of June 26, 2004 and June 25, 2005.

13. Stockholders’ Equity

Dividends

Payment of dividends is at the discretion of the Company’s Board of Directors. During the fiscal year ended June 25, 2005, the Company recorded and paid a cash dividend totaling $82,630 and recorded a noncash dividend totaling $16,400 to its stockholders (see Notes 3 and 11). Because the $82,630 dividend was paid out of the proceeds of the Senior Note issuances, and was in excess of retained earnings, at the date of payment the Company accounted for this dividend as a liquidating dividend and charged it against additional paid-in capital.

The Company’s credit facilities and senior note agreement impose limitations on the Company and its subsidiaries’ ability to pay cash dividends of other payments or distributions with respect to their capital stock in excess of certain limitations, which limits the Company’s ability to pay cash dividends.

Stockholder’s Note

In October 2004, the Company loaned its chief executive officer $250 to purchase common stock of the Company. Interest on the loan was calculated at a blended rate based on debt plus 0.005% per year. The principal balance of this note, together with accrued interest of $13 was repaid in May 2005.

Stock Option Plan

Prior to June 17, 2004, the Predecessor had no outstanding stock options. In February 2005, the Company adopted a Non-qualified Stock Option Plan (the Plan). The Plan provides for the grant of incentive stock options and nonqualified stock options, exercisable for shares of the Company’s common stock. A total of 100,000 shares of the Company’s common stock are available for option grants under the Plan. The Company has granted options to purchase 81,081 shares of the Company’s common stock to certain members of senior management under the Plan, and 2,500 shares to a nonemployee consultant. These options were granted with an exercise price of $82.60 per share. The options will vest and become exercisable 20% on each of June 17, 2005, and June 17, 2006, and 5% quarterly thereafter through June 17, 2009. Vesting of all options will accelerate upon a change of control of the Company. Shares issuable upon exercise of the options may be either treasury shares or newly issued shares. Options granted under the Plan expire ten years after the date of grant.

The Plan is administered by the Company’s board of directors or a committee of such board. Options may be exercised only to the extent they have vested. In case of termination of employment or other service by reason of death, disability, or normal or early retirement, or in the case of hardship or other special circumstances of an optionee holding options that have not vested, the administrator of the Plan may, in its sole discretion, accelerate the time at which such option may be exercised. The option agreement for any grant may provide for a share repurchase right or right of first refusal in favor of the Company upon the occurrence of certain specified events. Any repurchase of such shares is to be made by the Company at the fair value at the time of the repurchase.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

13. Stockholders’ Equity (continued)

Stock Option Plan (continued)

The Company accounts for stock-based compensation using the fair-value method under SFAS 123-(R). The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatilities are based on an average historical volatility of the publicly traded stock of a representative set of comparable companies. The expected term of options granted is derived from the time between initial grant and date of final vesting, a customary assumption for stock options in private equity-controlled companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Year Ended June 25, 2005
Expected volatility	44.97%
Expected dividends	$0
Expected term (in years)	4.3 years
Risk-free rate	4.12%

A summary of option activity under the Plan for the fiscal year ended June 25, 2005 is presented below:

Options	Option Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term
Outstanding at June 26, 2004	–	$–	–
Granted	83,581	82.60	9.0 years
Exercised	–	–	–
Forfeited or expired	–	–	–

Outstanding at June 25, 2005	83,581	$82.60	9.0 years

Of the 83,581 options outstanding at June 25, 2005, 16,716 were fully vested and exercisable. The weighted average remaining contractual term of vested options was 9.0 years. The total value of all options outstanding at June 25, 2005 was $2,511.

A summary of the status of the Company’s nonvested option shares as of June 25, 2005, and changes during the fiscal year ended June 25, 2005, is presented below:

Nonvested Option Shares	Option Shares	Weighted- Average Grant-Date Fair Value of Options
Outstanding at June 26, 2004	–	$–
Granted options	83,581	30.04
Vested	(16,716)	30.04
Forfeited		–

Outstanding at June 25, 2005	66,865	$30.04

For the year ended June 25, 2005, the Company recognized $502 of stock compensation expense. The total income tax benefit recognized was $202. As of June 25, 2005, there remains a total of $2,009, of total unrecognized pretax compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 4.0 years.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

14. Earnings per Share

Earnings per share are computed as net earnings divided by the weighted-average number of common shares outstanding for the periods, as follows (in thousands, except share and per share data):

	Year Ended March 29, 2003 (Predecessor)	Year Ended March 27, 2004 (Predecessor)	Period From March 28, 2004, to June 16, 2004 (Predecessor)	Period From June 17, 2004, to June 26, 2004 (Successor)	Year Ended June 25, 2005 (Successor)
	(Restated)	(Restated)
Net income (loss)	$10,251	$10,837	$(15,332)	$(1,378)	$(4,323)
Adjustments to net income	–	–	–	–	–

Net income (loss) available to common stockholders	$10,251	$10,837	$(15,332)	$(1,378)	$(4,323)

Weighted average common shares outstanding	1,000	1,000	1,000	1,000,000	1,000,000

Basic and diluted earnings (loss) per share	$10,251	$10,837	$(15,332)	$(1.38)	$(4.32)

Options to purchase 83,581 shares of common stock for the fiscal year ended June 25, 2005 were not included in the per share computation because the Company reported a net loss for this period and accordingly, including such options would be anti-dilutive.

15. Benefit Programs

Prior to June 17, 2004, the Predecessor participated in YCI’s multiemployer pension plan, which provided defined benefits to substantially all nonunion employees. The Predecessor’s allocated portion of the net periodic pension cost charged to expense was $3,828, $5,422, and $1,140 for the fiscal years ended March 29, 2003, and March 27, 2004, and the 12 weeks ended June 16, 2004, respectively.

In conjunction with the Acquisition, the plan was split, and the Company formed a new plan. Due to the change in control, all employees on June 17, 2004, are entitled to a vested benefit in the event such employees become eligible to participate in the qualified pension plan. The Company’s new defined benefit pension plan covers substantially all nonunion employees of the Company. Benefits under the plan are generally based on the employee’s compensation level and years of service. Benefits fully vest after five years of qualifying service.

Additionally, the Company has a nonqualified unfunded excess benefit plan. Under this plan, certain key employees are entitled to receive additional pension benefits from the Company. These benefits mainly consist of the difference between the benefits they would have received under the qualified pension plan in the absence of the limitations imposed on benefits by the Internal Revenue Code and the amount they will actually receive subject to such limitations.

At June 26, 2004 and June 25, 2005, the accumulated benefit obligations of both the defined benefit and excess benefit plans were in excess of their respective plan assets, however no additional minimum liability adjustment is required as the Company’s accrued benefit liability exceeds the unfunded accumulated benefit obligations at these dates. The combined accumulated benefit obligation at June 26, 2004 and June 25, 2005 for both plans was $45,283 and $45,084, respectively. The Company expects to contribute $699 to its pension plans in fiscal year 2006.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

15. Benefit Programs (continued)

The following table sets forth combined information regarding the Company’s qualified benefit and excess benefit plans. The measurement dates used in accumulating such information were June 17, 2004 and March 31, 2005, respectively.

Change in Projected Benefit Obligation	June 26, 2004	June 25, 2005
Benefit obligation, beginning of period	$59,820	$64,901
Service cost	837	4,348
Interest cost	802	3,868
Amendments	–	180
Actuarial gain/loss	4,838	(1,232)
Benefits paid	(1,396)	(8,075)
Settlement	–	21

Benefit obligation, end of period	$64,901	$64,011

Reconciliation of funded status	June 26, 2004	June 25, 2005
Funded status	$(28,036)	$(29,391)
Unrecognized net gain	–	(1,770)
Unrecognized prior service costs	–	179
Other	(207)	–

Accrued benefit liability	$(28,243)	$(30,982)

Change in plan assets	June 26, 2004	June 25, 2005
Fair value of plan assets, beginning of period	$36,864	$36,864
Actual return on plan assets	–	5,831
Benefits paid	–	(8,075)

Fair value of plan assets, end of period	$36,864	$34,620

Components of Pension Expense
	Period from June 17, 2004 to June 26, 2004	Year ended June 25, 2005
Service cost	$207	$4,086
Interest cost	–	3,866
Expected return on assets	–	(3,075)
Prior service cost amortization	–	2

	$207	$4,879

Weighted-average assumptions
	June 26, 2004	June 25, 2005
Discount rate	6.25%	6.0%
Expected return on plan assets	9.0%	8.5%
Rate of compensation increase	3.0%	3.0%

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

15. Benefit Programs (continued)

Expected benefit payments related to the Company’s qualified pension plan are $2,988, $3,265, $3,830, $3,796, $4,176 for fiscal years 2006, 2007, 2008, 2009, and 2010, respectively, and $28,675 for the five years thereafter.

The Company’s asset allocation strategy is designed to balance the objectives of achieving the asset return assumption consistently over the long-term while minimizing the volatility of the plan’s funded status and the Company’s pension expense. Asset classes with differing expected rates of return, return volatility and correlations are utilized to control risk and provide diversification. The asset allocation for the Company’s qualified pension plan follows:

	Allocation Percentage at June 26, 2004	Allocation Percentage at June 30, 2005
By asset category:
Equity securities	48%	59%
Debt securities	21	19
Real estate	6	12
Other	25	10

Total	100%	100%

Post Retirement Plan

The Company sponsors a post retirement plan which currently covers six eligible participants. The Company funds benefits as they occur. At June 26, 2004, and June 25, 2005, the Company has accrued $141 and $144, respectively, as its estimated liability under this plan. There are no plan assets at either date. Pension expense related to the plan totaled $0 and $14, respectively, for the 10 days ended June 26, 2004 and the fiscal year ended June 25, 2005.

The Medicare Prescription Drug, Improvements and Modernization Act of 2003 (Act) was signed into law in December 2003. The Act introduces a prescription drug benefit under Medicare Part D, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a prescription drug benefit that is at least actuarially equivalent to Medicare Part D. The Company has not determined whether benefits provided by its plan are actuarially equivalent. Accordingly, the measurement of the accumulated postretirement benefit obligation and net periodic post retirement benefit cost do not reflect any amount associated with the subsidy.

401(k) Plan

The Company has a 401(k) savings plan for eligible nonunion employees. The Predecessor also had a 401(k) savings plan for eligible nonunion employees. The Company’s and Predecessor’s contributions to the plans were $1,771, $1,754, $421, $24, and $2,415 for the fiscal years ended March 29, 2003, and March 27, 2004, the 12 weeks ended June 16, 2004, the 10 days ended June 26, 2004, and the fiscal year ended June 25, 2005, respectively.

Incentive Compensation Plans

The Company has a bonus plan for eligible salaried and key employees. Benefits under this plan are generally based on various performance standards and are payable currently. The Predecessor had a similar plan. No

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

15. Benefit Programs (continued)

Incentive Compensation Plans (continued)

expense under this plan was recorded in the fiscal years ended 2003 or 2004 or the 12 weeks ended June 16,

2004. The amount charged to expense for the 10 days ended June 26, 2004 and the fiscal year ended June 25, 2005, was $0 and $3,151, respectively.

Deferred Compensation Program

In conjunction with the 2004 Non-Qualified Stock Option Plan, the Company established a contingent deferred compensation program (the Liquidity Event Award Program) for eligible executives based on the pro rata employee ownership of stock options. Payment of the award is contingent upon the aggregate return of net cash proceeds to Wasserstein and Highfields of $165,200, the availability of unrestricted cash balance greater than or equal to the total Liquidity Event Award amount, and the occurrence of a qualified change in control of the Company. Management has calculated the maximum potential future payout under this program to be $6,368. Due to the level of uncertainty related to the realization of an award under this program, the Company has not recorded a liability associated with this program at June 25, 2005, or any expense during the associated periods.

Other Employee Benefits

Certain members of the Company’s management are covered by agreements that provide for, among other things, salaries, bonuses, fringe benefits, and severance and other benefits upon voluntary and involuntary termination of employment or change in control of the Company.

Self-Insured Liabilities

The Company is primarily self-insured for workers’ compensation and employee health benefits. Self-insurance liabilities are based on claims filed and an estimate of claims incurred but not yet reported. These liabilities, totaling $2,712 and $3,086 at June 26, 2004, and June 25, 2005, respectively, are classified within accrued payroll and benefits.

16. Leases

The Company leases certain properties consisting primarily of retail stores, distribution centers, and equipment with original terms ranging from 3 to 20 years. Certain leases contain purchase options and renewal options. In addition to minimum rental payments, certain of the Company’s retail store leases require the Company to make contingent rental payments, which are based upon certain factors, such as sales volume and property taxes. Such contingent rental expense is accrued in each reporting period if achievement of any factor is considered probable.

Total rental expense for all operating leases was as follows:

	Year Ended March 29, 2003 (Predecessor)	Year Ended March 27, 2004 (Predecessor)	Period From March 28, 2004, to June 16, 2004 (Predecessor)	Period From June 17, 2004, to June 26, 2004 (Successor)	Year Ended June 25, 2005 (Successor)
	(Restated)	(Restated)
Minimum rent expense	$23,161	$24,326	$4,140	$779	$25,839
Contingent rent expense	374	247	3	(15)	(23)

Total rent expense	$23,535	$24,573	$4,143	$764	$25,816

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

16. Leases (continued)

The aggregate future minimum annual rental payments under noncancelable operating leases in effect at June 25, 2005, were as follows:

Fiscal year:
2006	$19,662
2007	16,565
2008	13,508
2009	12,189
2010	8,811
Thereafter	18,870

Total	$89,605

17. Commitments and Contingencies

The Company is a defendant in various lawsuits that arise in the normal course of business. Management believes that the Company is adequately covered by insurance and that the ultimate liability, if any, resulting from such claims would not have a materially adverse effect on the Company’s results of operations or financial position.

The Company’s food and horticultural products are subject to regulation and inspection by various governmental agencies, and involve the risk of injury to consumers. Subsequent to June 25, 2005, the Company was required to recall a product. The Company maintains product liability insurance in an amount which it believes is adequate to the costs associated with this recall.

18. Segment Reporting

The Company has three reportable segments, Harry and David Direct Marketing, Harry and David Stores, and Jackson & Perkins. The Harry and David Direct Marketing segment markets premium gift-quality fruit, gourmet food products, and gifts under the Harry and David® brand through the Harry and David catalog, Internet (harryanddavid.com), business-to-business, and consumer telemarketing operations. The Harry and David Stores segment sells similar products through retail locations (outlet stores, specialty stores, and a Country Village store). The Jackson & Perkins segment markets horticultural products and gifts through the Jackson & Perkins catalog, Internet (jacksonandperkins.com), consumer telemarketing, and wholesale operations. These reportable segments are strategic business units that offer similar products. They are managed separately because the business units utilize distinct marketing strategies. Performance of business units is evaluated considering revenue growth achieved and potential profitability, contribution to other units, and capital investment requirements.

The accounting policies of the segments, where applicable, are the same as those described in the summary of significant accounting polices. Transactions between reportable segments are generally recorded at cost. Other assets include corporate cash and cash equivalents, short-term investments, the net book value of corporate facilities and related information systems, deferred income taxes, third-party and intercompany debt, and other corporate long-lived assets, including manufacturing facilities. Business units not required to be disclosed separately for segment reporting purposes are grouped in “Other” and include Harry and David wholesale, commercial sales of surplus, non-gift-quality fruit grown in the Company’s orchards surrounding Medford, Oregon, and business units

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

18. Segment Reporting (continued)

that support the Company’s operations, including orchards, product supply, distribution, customer operations, facilities, information technology services, and administrative and marketing support functions.

Dollars in thousands	Harry and David Direct Marketing	Harry and David Stores	Jackson & Perkins	Other	Total
2003 (Predecessor-restated)
Net external sales	$312,231	$112,963	$84,988	$4,949	$515,131
Net intersegment sales	(113,685)	(29,127)	(30,476)	173,288	–
Depreciation and amortization expense	467	4,608	2,215	9,633	16,923
Operating income (loss)	26,715	(7,473)	1,570	(68)	20,744
Net interest (expense) income	(177)	(115)	(333)	–	(625)
Pretax income (loss)	25,801	(7,801)	958	(72)	18,886
Net income (loss)	14,737	(4,418)	546	(614)	10,251
Capital expenditures	33	13,451	52	10,200	23,736
2004 (Predecessor-restated)
Net external sales	$314,139	$119,991	$79,854	$8,178	$522,162
Net intersegment sales	(116,078)	(29,476)	(9,284)	154,838	–
Depreciation and amortization expense	438	4,745	2,086	10,147	17,416
Operating income (loss)	25,371	(10,278)	(284)	(304)	14,505
Net interest (expense) income	(192)	(73)	(112)	–	(377)
Pretax income (loss)	29,672	(10,162)	(271)	(304)	18,935
Net income (loss)	17,044	(5,748)	(154)	(305)	10,837
Capital expenditures	–	606	137	15,183	15,926
Twelve Weeks Ended June 16, 2004 (Predecessor-restated)
Net external sales	$27,706	$18,045	$15,206	$888	$61,845
Net intersegment sales	(15,091)	(2,836)	(2,546)	20,473	–
Depreciation and amortization expense	92	942	449	4,571	6,054
Operating income (loss)	(16,377)	(6,048)	(3,119)	(251)	(25,795)
Net interest (expense) income	1	(1)	–	(13)	(13)
Pretax income (loss)	(16,391)	(6,049)	(3,118)	(250)	(25,808)
Net income (loss)	(12,224)	(4,289)	(2,617)	3,798	(15,332)
Capital expenditures	–	26	51	1,960	2,037
Ten Days Ended June 26, 2004 (Successor)
Net external sales	$4,830	$2,549	$103	$182	$7,664
Net intersegment sales	(1,568)	(191)	(13)	1,772	–
Depreciation and amortization expense	77	69	23	280	449
Operating income (loss)	(797)	(566)	(317)	(61)	(1,741)
Net interest (expense) income	4	3	2	(573)	(564)
Pretax income (loss)	(793)	(564)	(315)	(633)	(2,305)
Net income (loss)	2,625	598	719	(5,320)	(1,378)
Capital expenditures	–	–	–	247	247
Total assets at June 26, 2004	46,548	31,199	47,125	217,446	342,318

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

18. Segment Reporting (continued)

Dollars in thousands	Harry and David Direct Marketing	Harry and David Stores	Jackson & Perkins	Other	Total
2005 (Successor)
Net external sales	$349,577	$130,008	$75,529	$11,152	$566,266
Net intersegment sales	(128,845)	(29,328)	(9,193)	167,366	–
Depreciation and amortization expense	1,910	1,797	984	10,927	15,618
Operating income (loss)	36,860	(2,915)	(2,759)	(2,973)	28,213
Net interest (expense) income	(1)	1	–	(34,417)	(34,417)
Pretax income (loss)	36,860	(2,925)	(2,759)	(37,110)	(5,934)
Net income (loss)	20,943	(2,194)	(1,644)	(21,428)	(4,323)
Capital expenditures	–	2,868	250	11,565	14,683
Total assets at June 25, 2005	54,539	32,819	50,289	209,165	346,812

External sales were generated primarily in the United States. No customer accounted for more than 10% of net sales.

19. Other Related-Party Transactions

The Predecessor borrowed funds from YCI under an informal revolving credit arrangement to fund capital projects and working capital needs. The interest rate was the one-month LIBOR rate as of the first business day of the month plus 30 basis points (1.39% at March 27, 2004). The rate was applied to the outstanding payable balance based on the actual number of days in the month divided by 360. Additionally, on a daily basis, the Predecessor deposited any of its excess funds with YCI. Such deposits were applied first to pay down the balance of any borrowings from YCI under the informal revolving credit arrangement. On any remaining net receivable balance, the Predecessor earned interest from YCI at the same interest rate as the Predecessor would have paid to YCI if the Company had a net liability balance payable to YCI at that time.

For fiscal 2003 and 2004, $847 and $489, respectively, was recorded in net interest expense related to these borrowings.

In fiscal 2004, YCI recognized a gain on the demutualization of life insurance stock in the amount of $1,414. Since this gain on the receipt of stock was attributable to life insurance provided to all employees of YCI and its subsidiaries, an allocation of $1,032 of the gain was made to the Predecessor based on the relative headcount of qualified employees. This amount is reflected in other income.

YCI performed certain management support services for the Predecessor including information technology, accounting, payroll, benefits, tax and treasury services, security, and executive management. It was YCI’s policy to charge these expenses and other central operating costs to the Predecessor first on the basis of direct usage when identifiable. The remainder of costs allocated by YCI to the Predecessor were based on the pro rata level of service that the Predecessor received in relation to YCI’s other subsidiary companies, based on surveys of YCI employees responsible for providing those services. The allocation varied by type of service and was analyzed and updated during each fiscal budgeting cycle.

In addition, the Predecessor performed certain services including fulfillment, call center management, and consulting for affiliates, for which the Predecessor received reimbursements from those affiliates. The charge to the affiliate was based on actual fixed and variable costs that were attributable to the level of service performed.

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

19. Other Related Party Transactions (continued)

A summary of amounts included in selling, general, and administrative expense in the accompanying consolidated statements of operations as charges (credits) related to these services is as follows:

	Year Ended March 29, 2003	Year Ended March 27, 2004	Period from March 28, 2004 to June 16, 2004
Charges for information technology services provided by YCI	$34,411	$35,993	$7,248
Charges for executive management and support services provided by YCI	9,620	14,079	2,805

	$44,031	$50,072	$10,053

Reimbursements from affiliates for product fulfillment and distribution services provided by the Company	$(928)	$(33)	$(6)
Call center services	(12)	(2,893)	(649)
Reimbursements from affiliates for consulting and other services provided by the Company	(42)	(695)	(350)

	$(982)	$(3,621)	$(1,005)

Management believes that all charges and reimbursements noted above were based on arms-length transactions and were representative of amounts that would have been paid to or received from non-related third parties or that would have been incurred internally by the Predecessor had it performed such functions. Accordingly, management believes that the Predecessor’s selling, general, and administrative expense on a stand-alone basis would have been comparable to the historical amounts presented for each period.

In connection with the Acquisition, the Company entered into an agreement with Wasserstein and Highfields for financial management, consulting, and advisory services. Fees related to these services will total approximately $1,000 annually. To the extent the management fees are not paid in any year, they will be accrued. Upon completion of the Company’s initial public offering, the management agreement will terminate and Wasserstein and Highfields will be paid a termination fee from a portion of the net proceeds of the public offering. The amount of the termination fee is subject to negotiation and approval by the Company’s Board of Directors. During the year ended June 25, 2005, the Company paid $1,094, which was charged to selling, general, and administrative expenses.

20. Subsequent Events (Unaudited)

YCI Receivable

Effective September 16, 2005, Wasserstein and Highfields further assigned a portion of the YCI payment (see Note 3) to other Company stockholders of record on that date, all of whom were or are members of management. On September 16, 2005, YCI paid $16,400 to the Company’s stockholders.

Revolving Credit Agreement

On September 23, 2005, the lenders amended the revolving credit agreement (see Note 9) to permit the YCI NOL receivable assignment, clarify the definition and revise the calculation of certain financial covenants, increase the

Harry & David Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

20. Subsequent Events (Unaudited) (continued)

Revolving Credit Agreement (continued)

annual limit of capital expenditures, increase the redemption amount of Senior Notes, and permit the Company to pay a one-time termination fee to Wasserstein and Highfields, as part of terminating the management agreement with these parties (see Note 19), with a portion of the proceeds from the initial public offering.

Dividend

On October 14, 2005, the Company’s Board of Directors approved and the Company paid a $2.6 million dividend to its stockholders with the proceeds it received from the exercise of options, as well as cash on hand.

We grow the pears

We make our own chocolates

Always appropriate, always appreciated.®

One taste is all it takes

THE HARRY AND DAVID *difference*

So big and juicy, you eat them with a spoon®
Harry and David
ROYAL RIVIERA
PEARS

We pack our own baskets

We bake our own cakes and cookies

We grow our own roses

We build our own towers

Harry & David Holdings, Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable in connection with the distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission Registration Fee		$14,713
NYSE Listing Fees		*
Printing and Engraving Expenses		*
Blue Sky Fees and Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Registrar and Transfer Agent Fees		*
NASD Filing Fee		$13,000
Miscellaneous Expenses		*

Total	$	*

*	To be filed by amendment.

Item 14.  Indemnification of Directors and Officers.

As permitted by Section 102 of the Delaware General Corporation Law, or the DGCL, our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director.

Our amended and restated certificate of incorporation and bylaws will also provide that:

•	we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

•	we may advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware Law; and

•	we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our board of directors.

Pursuant to Section 145(a) of the DGCL, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agent or employee of our company or is or was serving at our request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. Pursuant to Section 145(b) of the DGCL, the power to indemnify also applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit. Pursuant to Section 145(b), we shall not indemnify any person in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. The power to indemnify under Sections 145(a) and (b) of the DGCL applies (i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (ii) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The indemnification provisions contained in our amended and restated certificate of incorporation and bylaws will not be exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, we will maintain insurance on behalf of our directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

Item 15.  Recent Sales of Unregistered Securities.

On June 17, 2004, in connection with our acquisition of Harry & David Operations Corp., we issued 1,000,000 shares of common stock to funds controlled by Wasserstein Partners, LP and Highfields Capital Management LP, and their affiliates in a private placement pursuant to Section 4(2) of the Securities Act. The aggregate purchase price for the 1,000,000 shares was $82.6 million. There were no underwriters involved in this transaction and therefore no underwriter discounts or commissions were paid.

On February 25, 2005, our subsidiary, Harry & David Operations Corp., completed the issuance and sale in a private placement of $70.0 million in aggregate principal amount of its Senior Floating Rate Notes due 2012 and $175.0 million aggregate principal amount of its 9.0% Senior Notes due 2013 for net proceeds of $236 million. UBS Investment Bank, Bank of America Securities LLC and Calyon Securities (USA) acted as the initial purchasers. This offer and sale of the senior notes was effected pursuant to the exemption afforded by Section 4(2) of the Securities Act and Rule 144A and Regulation S under the Securities Act, in reliance upon the representations of the initial purchasers made in connection with such offering.

Item 16.  Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit No.	Description of exhibit

1.1*	Form of Underwriting Agreement

2.1**	Stock Purchase Agreement, dated as of April 1, 2004, among Pear Acquisition, Inc. (now known as Harry & David Holdings, Inc.), Yamanouchi Consumer, Inc., Yamanouchi Pharmaceutical Co., Ltd. and Yamanouchi U.S. Holding Inc. Relating to the Purchase and Sale of 100% of the Common Stock of Bear Creek Corporation (now known as Harry & David Operations Corp.)

Exhibit No.	Description of exhibit

2.2	Letter, dated June 17, 2004, amending the Stock Purchase Agreement among Pear Acquisition, Inc. (now known as Harry & David Holdings, Inc.), Yamanouchi Consumer, Inc., Yamanouchi Pharmaceutical Co., Ltd. and Yamanouchi U.S. Holding Inc. Relating to the Purchase and Sale of 100% of the Common Stock of Bear Creek Corporation (now known as Harry & David Operations Corp.)

2.3	Letter, dated October 11, 2004, amending the Stock Purchase Agreement among Pear Acquisition, Inc. (now known as Harry & David Holdings, Inc.), Yamanouchi Consumer, Inc., Yamanouchi Pharmaceutical Co., Ltd. and Yamanouchi U.S. Holding Inc. Relating to the Purchase and Sale of 100% of the Common Stock of Bear Creek Corporation (now known as Harry & David Operations Corp.)

3.1*	Amended and Restated Certificate of Incorporation

3.3*	Amended and Restated Bylaws

4.1*	Form of certificate of common stock

4.2†	Indenture among Bear Creek Corporation (now known as Harry & David Operations Corp.) and each of the Guarantors party thereto and Wells Fargo Bank, National Association, as trustee, dated as of February 25, 2005

5.1*	Legal Opinion of Jones Day

10.1†	Amended and Restated Credit Agreement, dated as of February 25, 2005, among Bear Creek Corporation (now known as Harry & David Operations Corp.), the Guarantors party thereto, the Lenders party thereto, UBS Securities, UBS AG, the Agents and GMAC

10.2†	Consent and First Amendment to the Amended and Restated Credit Agreement, dated as of February 25, 2005, among Bear Creek Corporation (now known as Harry & David Operations Corp.), the Guarantors party thereto, the Lenders party thereto, UBS Securities, UBS AG, the Agents and GMAC, effective as of April 8, 2005

10.3†	Employment Agreement, dated as of June 17, 2004, by and between Bear Creek Corporation (now known as Harry & David Operations Corp.) and William H. Williams

10.4†	Employment Agreement, dated as of July 1, 2004, by and between Bear Creek Corporation (now known as Harry & David Operations Corp.) and Stephen V. O’Connell

10.5†	Second Amendment and Waiver to Amended Restated Credit Agreement, dated as of September 23, 2005, among Harry & David Operations Corp. (formerly known as Bear Creek Corporation), the Guarantors party thereto, the Lenders party thereto, UBS AG, GMAC Commercial Finance LLC and the Agents (Filed as Exhibit 10.3 to Harry & David Operations Corp.’s Registration Statement on Form S-4 (File No. 333-128870) and incorporated herein by reference)

10.6†	2004 Stock Option Plan (Filed as Exhibit 10.6 to Harry & David Operations Corp.’s Registration Statement on Form S-4 (File No. 333-128870) and incorporated herein by reference)

10.7†	Form of Liquidity Event Award Agreement (Filed as Exhibit 10.7 to Harry & David Operations Corp.’s Registration Statement on Form S-4 (File No. 333-128870) and incorporated herein by reference)

Exhibit No.	Description of exhibit

10.8†	Liquidity Event Award Agreement for William H. Williams (Filed as Exhibit 10.8 to Harry & David Operations Corp.’s Registration Statement on Form S-4 (File No. 333-128870) and incorporated herein by reference)

10.9†	Liquidity Event Award Agreement for Stephen V. O’Connell (Filed as Exhibit 10.9 to Harry & David Operations Corp.’s Registration Statement on Form S-4 (File No. 333-128870) and incorporated herein by reference)

10.10†	Form of Incentive Stock Option Agreement (Filed as Exhibit 10.10 to Harry & David Operations Corp.’s Registration Statement on Form S-4 (File No. 333-128870) and incorporated herein by reference)

10.11†	Form of Non-Qualified Stock Option Agreement (Filed as Exhibit 10.11 to Harry & David Operations Corp.’s Registration Statement on Form S-4 (File No. 333-128870) and incorporated herein by reference)

10.12†	Non-Qualified Stock Option Agreement for William H. Williams (Filed as Exhibit 10.12 to Harry & David Operations Corp.’s Registration Statement on Form S-4 (File No. 333-128870) and incorporated herein by reference)

10.13†	Non-Qualified Stock Option Agreement for Stephen V. O’Connell (Filed as Exhibit 10.13 to Harry & David Operations Corp.’s Registration Statement on Form S-4 (File No. 333-128870) and incorporated herein by reference)

10.14†	Form of Severance Pay Plan (Filed as Exhibit 10.14 to Harry & David Operations Corp.’s Registration Statement on Form S-4 (File No. 333-128870) and incorporated herein by reference)

11.1†	Statement Regarding Computation of Per Share Earnings

21.1†	List of Subsidiaries

23.1	Consent of Independent Registered Public Accounting Firm

23.3*	Consent of Jones Day (included in Exhibit 5.1)

24.1†	Powers of Attorney

24.2†	Power of Attorney

*	To be filed by amendment
**	The Stock Purchase Agreement submitted herewith as Exhibit 2.1 contains a list briefly identifying the contents of all omitted disclosure schedules. The Company undertakes to furnish supplementally a copy of any omitted disclosure schedules to the Securities and Exchange Commission upon request.
†	Previously filed

(b)	Financial Statement Schedules

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Harry & David Holdings, Inc.

We have audited the consolidated financial statements of Harry & David Holdings, Inc. and Subsidiaries (the Successor) as of June 26, 2004 and June 25, 2005 and the period from June 16, 2004 to June 26, 2004, and for the year ended June 25, 2005, and we have also audited the consolidated financial statements of Harry & David Operations Corp. (the Predecessor) for each of the years ended March 29, 2003 and March 27, 2004 and and for the period March 28, 2004 to June 16, 2004, and have issued our report thereon dated September 1, 2005, except for the second paragraph of Note 9, as to which the date is September 15, 2005 (included elsewhere in this Registration Statement). Our audits also include the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Predecessor and Successor management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/S/    ERNST & YOUNG LLP

Portland, Oregon

September 1, 2005

The following schedule is required to be filed by Item 16(b):

Schedule II—Valuation and Qualifying Accounts for each of the years ended March 29, 2003, and March 27, 2004, the period from March 28, 2004 to June 16, 2004, the period June 17, 2004 to June 26, 2004, and the year ended June 25, 2005.

HARRY & DAVID HOLDINGS, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

	Balance at beginning of period	Charged to costs and expenses	Deductions		Balance at end of period
	(in thousands)
Predecessor
Year ended March 29, 2003
Allowance for doubtful accounts	$485	$729	$(854	)(a)	$360
Allowance for sales returns	728	6,674	(6,817	)(b)	585
Reserve for excess and obsolete inventories	4,333	5,069	(5,618	)(c)	3,784
Year ended March 27, 2004
Allowance for doubtful accounts	360	703	(625	)(a)	438
Allowance for sales returns	585	6,110	(6,231	)(b)	464
Reserve for excess and obsolete inventories	3,784	6,632	(6,290	)(c)	4,126
Period from March 28, 2004 to June 16, 2004
Allowance for doubtful accounts	438	184	(93	)(a)	529
Allowance for sales returns	464	1,929	(1,774	)(b)	619
Reserve for excess and obsolete inventories	4,126	107	(967	)(c)	3,266

Successor
Period from June 17, 2004 to June 26, 2004
Allowance for doubtful accounts	529	5	(5	)(a)	529
Allowance for sales returns	619	147	(140	)(b)	626
Reserve for excess and obsolete inventories	3,266	(629)	628	(c)	3,265
Year ended June 25, 2005
Allowance for doubtful accounts	529	295	(674	)(a)	150
Allowance for sales returns	626	8,527	(8,598	)(b)	555
Reserve for excess and obsolete inventories	3,265	4,207	(4,655	)(c)	2,817

(a) Uncollectible amounts written off, net of recoveries.

(b) Returns charged against the allowance.

(c) Obsolete and excess inventories charged against the reserve.

All other schedules have been omitted because they are either inapplicable or the required information has been given in the consolidated financial statements or the notes thereto.

Item 17.  Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	It will provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Medford, State of Oregon, on November 3, 2005.

Harry & David Holdings, Inc.

By:	/S/ STEPHEN V. O’CONNELL
Name: Stephen V. O’Connell Title: Chief Financial Officer and Chief Administrative Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on November 3, 2005.

Signature	Title	Date

/S/ WILLIAM H. WILLIAMS William H. Williams	President, Chief Executive Officer, and Director (Principal Executive Officer)	November 3, 2005

/S/ STEPHEN V. O’CONNELL Stephen V. O’Connell	Chief Financial Officer, Chief Administrative Officer and Director (Principal Financial Officer)	November 3, 2005

* Shannon A. Bell	Vice President-Controller (Principal Accounting Officer)	November 3, 2005

* Ellis B. Jones	Director	November 3, 2005

* George L. Majoros, Jr.	Director	November 3, 2005

* Bruce Wasserstein	Director	November 3, 2005

*	The undersigned, pursuant to a power of attorney, executed by each of the officers and directors above and filed with the Securities and Exchange Commission herewith, by signing his name hereto, does hereby sign and deliver this Registration Statement on behalf of the persons noted above in the capacities indicated.

/S/ STEPHEN V. O’CONNELL
Name: Stephen V. O’Connell Title: Chief Financial Officer and Chief Administrative Officer

Exhibit Index

Exhibit No.	Description of exhibit

2.1**	Stock Purchase Agreement, dated as of April 1, 2004, among Pear Acquisition, Inc. (now known as Harry & David Holdings, Inc.), Yamanouchi Consumer, Inc., Yamanouchi Pharmaceutical Co., Ltd. and Yamanouchi U.S. Holding Inc. Relating to the Purchase and Sale of 100% of the Common Stock of Bear Creek Corporation (now known as Harry & David Operations Corp.)

2.2	Letter, dated June 17, 2004, amending the Stock Purchase Agreement among Pear Acquisition, Inc. (now known as Harry & David Holdings, Inc.), Yamanouchi Consumer, Inc., Yamanouchi Pharmaceutical Co., Ltd. and Yamanouchi U.S. Holding Inc. Relating to the Purchase and Sale of 100% of the Common Stock of Bear Creek Corporation (now known as Harry & David Operations Corp.)

2.3	Letter, dated October 11, 2004, amending the Stock Purchase Agreement among Pear Acquisition, Inc. (now known as Harry & David Holdings, Inc.), Yamanouchi Consumer, Inc., Yamanouchi Pharmaceutical Co., Ltd. and Yamanouchi U.S. Holding Inc. Relating to the Purchase and Sale of 100% of the Common Stock of Bear Creek Corporation (now known as Harry and David Operations Corp.)

23.1	Consent of Independent Registered Public Accounting Firm

**	The Stock Purchase Agreement submitted herewith as Exhibit 2.1 contains a list briefly identifying the contents of all omitted disclosure schedules. The Company undertakes to furnish supplementally a copy of any omitted disclosure schedules to the Securities and Exchange Commission upon request.